    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 14, 1997

                                                     REGISTRATION NO. 333-

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------

                           ESSEX INTERNATIONAL INC.
            (Exact name of Registrant as specified in its charter)

        DELAWARE                     3357                     13-3496934
                              (Primary Standard            (I.R.S. Employer
    (State or other               Industrial            Identification Number)
    jurisdiction of         Classification Number)
    incorporation or
     organization)

                               1601 WALL STREET
                             FORT WAYNE, IN 46802
                                (219) 461-4000
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                ---------------

                             MR. STEVEN R. ABBOTT
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           ESSEX INTERNATIONAL INC.
                               1601 WALL STREET
                             FORT WAYNE, IN 46802
                                (219) 461-4000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ---------------

         RICHARD HALL, ESQ.       Copies to:   ROBERT W. REEDER, III, ESQ.
      CRAVATH, SWAINE & MOORE                      SULLIVAN & CROMWELL
         825 EIGHTH AVENUE                           125 BROAD STREET
      NEW YORK, NEW YORK 10019                   NEW YORK, NEW YORK 10004

                                ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------

                        CALCULATION OF REGISTRATION FEE
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
                                              PROPOSED        PROPOSED
                                              MAXIMUM          MAXIMUM       AMOUNT OF
  TITLE OF EACH CLASS OF     AMOUNT TO BE  OFFERING PRICE     AGGREGATE     REGISTRATION
SECURITIES TO BE REGISTERED  REGISTERED(A)  PER SHARE(B)  OFFERING PRICE(B)     FEE
----------------------------------------------------------------------------------------
 Common Stock, $0.01 par
  value.................       4,800,989       $36.00       $172,835,604      $52,375

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(a)  Includes 625,989 shares of Common Stock that may be sold pursuant to the
     Underwriters' over-allotment options.

(b) Calculated pursuant to Rule 457(c) under the Securities Act based on the average of the high and low prices per share of the Common Stock as reported on the New York Stock Exchange on August 7, 1997, solely for purposes of calculating the registration fee. A portion of the proposed maximum aggregate offering price represents shares that are to be offered outside of the United States but that may be resold from time to time in the United States. Such shares are not being registered for the purpose of sales outside the United States.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  SUBJECT TO COMPLETION, DATED AUGUST 14, 1997

                                4,175,000 SHARES

                                     ESSEX

                                  COMMON STOCK
                          (PAR VALUE $0.01 PER SHARE)

                                  -----------

  Of the 4,175,000 shares of Common Stock of Essex International Inc. offered, 3,340,000 shares are being offered hereby in the United States and 835,000 shares are being offered in a concurrent international offering outside the United States. The initial public offering price and the aggregate underwriting discount per share will be identical for both offerings. See "Underwriting".

  All the 4,175,000 shares of Common Stock offered are being sold by the Selling Stockholders. See "Principal and Selling Stockholders". The Company will not receive any of the proceeds from the sale of the shares offered. See "Use of Proceeds".

  The Common Stock is listed on the New York Stock Exchange under the trading symbol "SXC". On August 12, 1997, the last reported sale price of the Common Stock on the New York Stock Exchange was $36 per share. See "Price Range of Common Stock".

  SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
  IS A CRIMINAL OFFENSE.

                                  -----------

                                 INITIAL PUBLIC UNDERWRITING PROCEEDS TO SELLING
                                 OFFERING PRICE DISCOUNTS(1)   STOCKHOLDERS(2)
                                 -------------- ------------ -------------------
Per Share.......................     $[  ]         $[  ]            $[  ]
Total(3)........................     $[   ]        $[   ]          $[   ]

-----
(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting".
(2) Expenses of the offerings, estimated at $[    ], will be paid by the
    Company. See "Underwriting".
(3) The Selling Stockholders have granted the U.S. Underwriters an option for 30 days to purchase up to an additional 500,791 shares, at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, the Selling Stockholders have granted the International Underwriters a similar option with respect to an additional 125,198 shares as part of a concurrent International Offering. If such options are exercised in full, the total initial public offering price, underwriting discount and proceeds to the Selling Stockholders will
    be $[    ], $[    ], and $[    ], respectively. See "Underwriting".

                                  -----------

  The shares offered hereby are offered severally by the U.S. Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York,
on or about [   ], 1997, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.                                           SMITH BARNEY INC.

DONALDSON, LUFKIN & JENRETTE                                     LEHMAN BROTHERS
     SECURITIES CORPORATION


                                  -----------

                   The date of this Prospectus is    , 1997.

  [Collage of pictures showing products manufactured by the Company and a manufacturing facility, a map of the United States showing the locations of the Company's domestic manufacturing plants and service centers, a stylized version of "Essex" and the following text "Essex is a leading North American producer of electric wire and cable products, and is included in the Fortune 1,000 list of industrial and service companies. Essex is supported by an extensive distribution system, as well as 28 manufacturing facilities in 16 states, which produce a broad product line that includes magnet wire, building wire, automotive wire, industrial wire, specialty wiring assemblies, communications wire and electrical insulation materials".]




  The Company will furnish its stockholders with annual reports containing audited financial statements for each fiscal year of the Company.

                               ----------------

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN THE COMMON STOCK, AND IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus (i) assumes that the over-allotment options granted to the U.S. Underwriters and the International Underwriters will not be exercised and (ii) treats the shares of Common Stock underlying the Warrants (as defined herein) in the manner described under the caption "Certain Relationships and Related Party Transactions--The Redemption". Unless the context otherwise indicates, the term "Company" refers to Essex International Inc. ("Essex International") and its consolidated subsidiaries, including its wholly owned subsidiary, Essex Group, Inc. ("Essex"), and their respective predecessors. Unless otherwise indicated all shareholdings are as of June 30, 1997. The term "Common Stock" refers to the common stock, par value $0.01 per share, of Essex International.

                                  THE COMPANY

  The Company is a leading North American developer, manufacturer and distributor of copper electrical wire and cable products. Founded in 1930, the Company serves over 11,000 worldwide customers in a wide range of industrial markets from its 28 manufacturing facilities and 48 service centers located throughout the United States and Canada. Since 1993, the Company has significantly strengthened its market positions through expanded sales efforts and acquisitions, and has improved its manufacturing capacity and production efficiencies through capital expenditure and productivity improvement programs. As a result of these efforts, from 1993 to 1996, the Company's net sales volume grew at a compound annual growth rate ("CAGR") of approximately 8%, generating $1.3 billion net sales in 1996, while its earnings before interest, taxes, depreciation and amortization ("EBITDA") grew at a CAGR of 22%, from $77 million in 1993 to $140 million in 1996, and its net income improved from a $14.2 million loss in 1993 to a profit of $36.3 million in 1996. This growth has continued in the first half of 1997 with EBITDA for the period of $108.8 million, up 75% from the first half of 1996, while net income in the first half of 1997 was $42.7 million, an increase of over 200% from the same period in 1996. (With respect to EBITDA, see footnote (h) in "Selected Consolidated Financial and Operating Data".)

  The Company organizes its operating activities into the following principal areas:

  MAGNET WIRE PRODUCTS (25% of net sales for the six months ended June 30, 1997)--The Company's magnet wire products are used in a wide variety of motors, coils, relays, generators, solenoids and transformers by the electrical equipment and electronics industries. Annual industry data since 1991 has shown that the Company's magnet wire products have had the highest quality in the industry (as measured by customer returns). As a result of significantly increasing its sales volumes of magnet wire products in recent years while focusing on higher value-added products and controlling costs, the gross margins of the Company's magnet wire business have increased substantially.

  BUILDING WIRE AND CABLE PRODUCTS (45% of net sales for the six months ended June 30, 1997)--The Company produces a wide range of copper building wire products for the commercial, industrial and residential markets. These products are marketed primarily to electrical distributors throughout the United States and Canada for ultimate use by electrical contractors and "do-it-yourself" consumers. Approximately two-thirds of the Company's net sales of these products is attributable to remodeling and repair activity and the balance to new nonresidential and residential construction.

  COMMUNICATIONS WIRE AND CABLE PRODUCTS (10% of net sales for the six months ended June 30, 1997)--The Company's communications wire products consist of outside plant ("OSP") voice communication copper wire and cable products for the "local loop" segment of the telecommunication system and high bandwidth data communication copper wire and cable products for local area networks ("LANs"), Internet connectivity and other premise applications. Copper-based wire is the most widely used medium for voice and data transmission in the local loop and in homes and offices, due in part to its significant installed base, lower installation cost and ease of repair.

  OTHER PRODUCTS AND ACTIVITIES (20% of net sales for the six months ended June 30, 1997)--The Company manufactures and markets a wide range of industrial and automotive electrical wire products and maintains a distribution business for the sale and distribution of its magnet wire and related third-party-manufactured products. Industrial wire and cable products (8% of net sales for the six months ended June 30, 1997) consist of appliance wire, motor lead wire, submersible pump cable, power cable, flexible cord, power supply cords, welding cable and recreational vehicle wire. The Company produces automotive wire and cable products (5% of net sales for the six months ended June 30, 1997) for sale to suppliers of automotive original equipment. Such products include primary wire for use in engine and body harnesses, ignition wire and battery cable. The Company's distribution business provides a sales channel to both small manufacturers of original equipment and motor repair shops for some of the Company's magnet wire and other wire and insulation products, as well as complementary third-party-manufactured products. During the first half of 1997, third-party products constituted 7% of net sales, while 19% of the Company's magnet wire products were sold through this sales channel.

STRATEGY

  The Company has established a strategy that is designed to capitalize on its competitive strengths and position it to pursue opportunities for future growth. The tenets of this strategy are:

  . CAPITALIZE ON SIZE AND SCOPE OF OPERATIONS--The Company believes that it is one of the largest (based on net sales) electrical wire and cable producers in the United States and has one of the most diverse product lines. The Company believes that the size and scope of its operations provide it with efficiencies in manufacturing, purchasing and distribution and with the resources necessary to meet the increasing technological demands of the market. The Company intends to enhance these competitive advantages by continuing to expand its operations through internal growth and acquisitions. The electrical copper wire and cable industry in North America has undergone significant consolidation in the past ten years as a result of increased demand for product quality and lower cost products that in turn has necessitated substantial capital spending and development of sophisticated technical capabilities by market participants.

  . ENHANCE STRONG MARKET POSITIONS--The Company is focusing on improving its leading or significant market positions in North America for its major product categories and capitalizing on the advantages of its size. The Company believes that it is one of two leading producers in each of the magnet wire and building wire markets based on net sales. Recent acquisitions in magnet wire distribution, building wire and industrial wire have enhanced the Company's market positions in these businesses. The Company intends to maintain and enhance its market positions through internal growth and continued participation in future industry consolidation.

  . MAINTAIN LEADERSHIP IN QUALITY AND PRODUCTIVITY--The Company employs advanced technologies in manufacturing processes and product development and intends to continue investing in manufacturing equipment and facilities, engineering, research and development, and to expand its continuous improvement programs in order to maintain its leadership in quality and productivity. The Company believes that its wire and cable products, which have earned numerous customer quality awards, are among the highest in quality in the industry. Since 1992, the Company has invested approximately $154 million in capital programs and has expanded its continuous improvement programs in order to improve the quality of its products and increase the cost efficiency and capacity of its production facilities. The Company also has lowered cost levels by pursuing a high level of vertical integration through internal production of its principal raw materials. In 1996, the Company produced over 85% of its copper rod, magnet wire enamel and rubber insulation materials and 70% of its PVC insulation requirements. As a result, the Company believes that it is among the lowest cost domestic producers in each of its business lines. A key productivity measure, annual copper equivalent pounds shipped per employee, increased by 21% from 1991 to 1996.

  . CAPITALIZE ON INDUSTRY GROWTH OPPORTUNITIES--The Company believes that, as consumers continue to adapt to technological advances in both the home and the workplace, the technical specifications of the "smart" home and office will generate increased demand for certain electrical wire and cable products. The Company believes that it is well positioned to capitalize on this growth due to its significant market positions, strong name recognition and size. Growth in the magnet wire business is expected to be driven by increasing demand for devices containing electric motors in the home and in automobiles, along with continuing consumer and government pressure for higher energy efficiency from these devices (energy-efficient motors utilize materially more magnet wire per unit than do their traditional counterparts). Growth in the building wire business is expected to come primarily from increasing repair and remodeling activity, as well as from new commercial, industrial and residential construction. Both new construction and remodeling activity is being affected by the increased number of circuits and amperage handling capacity needed to support the increasing demand for electrical services. The Company believes that its communications wire and cable business will benefit from the increasing number of outside telephone lines into and inside homes and offices and the increasing quality demands placed on these lines to facilitate escalating data transmission from the growing demand for high bandwidth data communication copper wire and cable for LANs, Internet connectivity and other premise applications. In the automotive business, the Company believes that the increasing production of cars and trucks with motorized or electrical options will translate into increased demand for higher quality, thinner-gauge wire products to take advantage of their lighter weights and greater efficiency.

  . PURSUE ACQUISITION OPPORTUNITIES--Consistent with its historical emphasis on vertical integration, breadth of product line and technological innovation, the Company continuously evaluates opportunities to benefit further from its manufacturing, purchasing and distribution capabilities, expand its customer base, reduce costs and enter new markets through acquisitions, investments, joint ventures and other strategic alliances. Since a major recapitalization in 1995 (the "1995 Refinancing"), which provided the Company with substantial financial and operating flexibility, the Company has acquired three major businesses: the distribution business of Avnet Inc. in October 1995 ("Brownell"); the Canadian building wire business of BICC Phillips, Inc. in March 1996 ("BICC Canada"); and the building and industrial wire businesses of Triangle Wire & Cable, Inc. ("Triangle") in October 1996. The Company believes that each of these businesses provides operating synergy that complements the Company's existing manufacturing, distribution and administrative capabilities, and each has met or exceeded financial and operating expectations since its respective acquisition date. In addition, in May 1995, the Company entered into a joint venture in India with Finolex Cable LTD for the development and production of copper rod and other wire products for the domestic Indian market and recently established a joint venture with Raychem Corp. for the production and sale of high performance wire products for the automotive industry. The Company is currently evaluating several acquisition opportunities consistent with its business strategy, although it has not reached agreement with any third parties at this time.

  . EXPAND INTERNATIONAL BUSINESS--Historically, the Company's production and distribution emphasis has focused on North America, primarily the U.S. market. Management anticipates that while the Company will remain focused on the U.S. market, it expects to increase efforts to expand its customer base in Canada and Mexico, where the Company believes demand for electrical wire and cable products will grow significantly over the next few years. Management also expects to increase efforts to expand its customer base in Europe and to establish a preliminary presence in certain developing economies, particularly in locations that have been targeted by the Company's customers for their own expansion.

MANAGEMENT AND COMPANY HISTORY

  The Company's senior management team, including its business unit managers, possesses a high level of experience in the wire and cable industry. The eight most senior officers average 21 years of related industry experience, with an average of over 17 years with the Company. The equity interest of management of the Company (approximately 9.7% on a fully diluted basis) helps ensure that the interests of management are aligned with those of the Company's other stockholders.

  The Company was acquired (the "Acquisition") in a merger in October 1992 by certain existing stockholders. On May 1, 1997, the Company completed an initial public offering (the "IPO") of 6,546,700 shares of Common Stock, including 3,546,700 shares sold by certain stockholders. The net proceeds to the Company from the IPO were $46.0 million, which were used to reduce outstanding debt of the Company. Bessemer Holdings, L.P. ("BHLP") and an affiliated investment partnership (BHLP and such affiliated investment partnership are collectively referred to herein as the "BH Group") currently own 36.1% of the Company. None of the Company, its executive officers or directors, or BH Group intends to sell any shares in the Offerings.

  The Company's principal executive offices are located at 1601 Wall Street, Fort Wayne, Indiana 46802, telephone (219) 461-4000.

                               THE OFFERINGS (a)

Shares of Common Stock
 offered by the Selling
 Stockholders(b)........  4,175,000 shares
 U.S. Offering..........  3,340,000 shares
 International Offer-
  ing...................  835,000 shares
Total Common Stock to be
 outstanding after the
 Offerings(c)...........  29,481,937 shares
Use of Proceeds.........  The Company will not receive any of the proceeds from the sale of the shares. See "Use of Proceeds".
New York Stock Exchange
 Symbol.................  "SXC"

--------
(a) The offering of 3,340,000 shares of Common Stock initially being offered in the United States (the "U.S. Offering") and the concurrent offering of 835,000 shares of Common Stock initially being offered outside the United States (the "International Offering") are collectively referred to as the "Offerings". The underwriters for the U.S. Offering (the "U.S. Underwriters") and the underwriters for the International Offering (the "International Underwriters") are collectively referred to as the "Underwriters".

(b) Includes 330,026 shares of Common Stock to be received upon the redemption of 392,306.5 warrants ("Warrants") to purchase shares of Common Stock. See "Certain Relationships and Related Party Transactions--The Redemption". If the Underwriters' over-allotment options are exercised in full, certain of the Selling Stockholders will offer and sell an additional 625,989 shares of Common Stock.

(c) Does not include 2,987,421.5 shares of Common Stock issuable pursuant to options outstanding as of June 30, 1997. See "Management--Aggregated Option/SAR Exercises in Last Fiscal Year and Year-End Option/SAR Values".

                                  RISK FACTORS

  Prospective purchasers of the Common Stock should carefully consider the factors set forth under "Risk Factors" immediately following this Prospectus Summary as well as the other information set forth in this Prospectus.

                      SUMMARY FINANCIAL AND OPERATING DATA
       (in thousands, except share and per share data and copper prices)

  The following table sets forth (i) summary combined historical consolidated financial data of the Company for the twelve months ended December 31, 1992 (which includes historical consolidated financial data of the Company prior to the Acquisition ("Predecessor") for the nine-month period ended September 30, 1992, and historical consolidated financial data of the Company after the Acquisition for the three-month period ended December 31, 1992), (ii) summary historical consolidated financial data of the Company for the years ended December 31, 1993, 1994, 1995 and 1996 and the six months ended June 30, 1996 and 1997 and as of December 31, 1996 and June 30, 1997, and (iii) supplementary pro forma financial data for the year ended December 31, 1996 and the six months ended June 30, 1996 and 1997 reflecting the IPO. Combined summary consolidated financial data presented below for the 12-month period ended December 31, 1992 and the year ended December 31, 1993 were derived from audited consolidated financial statements of the Company and Predecessor not included in this Prospectus. The summary consolidated financial data presented below for the years ended December 31, 1994, 1995 and 1996, and as of December 31, 1996, were derived from the Consolidated Financial Statements of the Company included elsewhere in this Prospectus. The summary consolidated financial data presented below for the six months ended June 30, 1996 and 1997 and as of June 30, 1997 have been derived from unaudited consolidated financial statements of the Company included elsewhere herein and reflect all adjustments, consisting only of adjustments of a normal recurring nature, that are, in the opinion of the Company's management, necessary to present fairly the consolidated financial position of the Company as of June 30, 1997, and the consolidated results of operations for the six months ended June 30, 1996 and 1997. Results of operations for the interim periods presented are not necessarily indicative of results to be expected for the entire year. This data should be read in conjunction with "Capitalization", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements included elsewhere herein.

                                                                                                    SIX MONTHS
                                                                                                       ENDED
                                  COMBINED(a)           YEAR ENDED DECEMBER 31,                      JUNE 30,
                                 ------------- ---------------------------------------------  ------------------------
                                 TWELVE MONTHS
                                     ENDED
                                 DECEMBER 31,
                                     1992        1993       1994        1995        1996         1996         1997
                                 ------------- --------  ----------  ----------  -----------  -----------  -----------
                                                                                                    (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net sales......................    $909,351    $868,846  $1,010,075  $1,201,650  $ 1,332,049  $   645,943  $   864,109
Cost of goods sold.............     780,148     745,875     846,611   1,030,511    1,102,460      543,293      696,528
Selling and administrative
 expense.......................      80,590      75,748      85,209      93,401      121,054       57,537       75,411
Other (income) expense, net (b)        (305)       (196)      1,114       1,032        2,045         (197)         (74)
Unusual items (c)..............      18,139         --          --          --           --           --           --
                                   --------    --------  ----------  ----------  -----------  -----------  -----------
Income from operations.........      30,779      47,419      77,141      76,706      106,490       45,310       92,244
Interest expense...............      50,645      56,723      60,155      49,055       39,994       20,324       21,274
                                   --------    --------  ----------  ----------  -----------  -----------  -----------
Income (loss) before income
 taxes and extraordinary
 charge........................     (19,866)     (9,304)     16,986      27,651       66,496       24,986       70,970
Provision (benefit) for income
 taxes.........................      (4,022)      1,552       9,500      14,380       28,988       11,000       28,300
                                   --------    --------  ----------  ----------  -----------  -----------  -----------
Income (loss) before
 extraordinary charge..........     (15,844)    (10,856)      7,486      13,271       37,508       13,986       42,670
Extraordinary charge net of
 income tax benefit (d)........         122       3,367         --        2,971        1,183          --           --
                                   --------    --------  ----------  ----------  -----------  -----------  -----------
Net income (loss)..............    $(15,966)    (14,223)      7,486      10,300       36,325       13,986       42,670
                                   ========
Preferred stock redemption
 premium.......................                     --          --          --        (4,185)         --           --
Preferred stock dividend
 requirement...................                  (5,186)     (6,008)     (6,962)      (4,248)      (3,885)         --
Accretion of preferred stock...                    (671)       (687)       (703)      (2,024)        (358)         --
Increase in fair value of
 common stock subject to put...                     --          --          --        (3,547)         --           --
                                               --------  ----------  ----------  -----------  -----------  -----------
Net income (loss) applicable to
 common stock..................                $(20,080) $      791  $    2,635  $    22,321  $     9,743  $    42,670
                                               ========  ==========  ==========  ===========  ===========  ===========
Pro forma income per
 share (e):
 Pro forma income before
  extraordinary charge.........                                                  $      1.34  $       .50  $      1.46
 Extraordinary charge net of
  income tax benefit...........                                                          .04          --           --
                                                                                 -----------  -----------  -----------
 Pro forma net income .........                                                  $      1.30  $       .50  $      1.46
                                                                                 ===========  ===========  ===========
Shares used in computing pro
 forma net income per share....                                                   28,082,432   28,083,083   29,325,037
                                                                                 ===========  ===========  ===========
Supplementary pro forma income
 before extraordinary charge
 (f)...........................                                                  $    40,425  $    15,675  $    44,014
                                                                                 ===========  ===========  ===========
Supplementary pro forma income
 per share before extraordinary
 charge (e)....................                                                  $      1.30  $      0.50  $      1.42
                                                                                 ===========  ===========  ===========
Shares used in computing
 supplementary pro forma income
 before extraordinary charge
 (f)...........................                                                   31,082,432   31,083,083   31,128,264
                                                                                 ===========  ===========  ===========

                 DECEMBER 31,  JUNE 30,
                     1996        1997
                 ------------ -----------
                              (UNAUDITED)
BALANCE SHEET
 DATA:
Working capi-
 tal...........    $231,707    $304,600
Total assets...     842,755     895,716
Long-term debt
 (including
 current
 portion) (g)..     432,916     405,000
Stockholders'
 equity (g)....     146,090     248,623

                                                                                            SIX MONTHS
                                                                                               ENDED
                                   COMBINED(a)        YEAR ENDED DECEMBER 31,                JUNE 30,
                                  ------------- ---------------------------------------  ------------------
                                  TWELVE MONTHS
                                      ENDED
                                  DECEMBER 31,
                                      1992        1993      1994      1995      1996       1996      1997
                                  ------------- --------  --------  --------  ---------  --------  --------
                                                                                            (UNAUDITED)
OTHER DATA:
EBITDA (h)......................    $  74,388   $ 77,028  $108,314  $110,502  $ 140,224  $ 62,204  $108,841
Capital expenditures............    $  31,180   $ 26,167  $ 30,109  $ 28,555  $  25,569  $  9,342  $ 14,156
Copper
 equivalent pounds shipped (i)..      492,350    517,607   553,220   551,447    643,800   304,737   397,731
Average COMEX copper price per
 pound..........................    $    1.03   $   0.85  $   1.07  $   1.35  $    1.06  $   1.17  $   1.13
Net cash provided by (used for)
 operating activities...........       31,326     60,616    41,672    89,754     64,581   (12,614)      440
Net cash used for investing
 activities (j).................     (152,010)   (30,785)  (30,118)  (50,466)  (104,716)  (16,998)  (11,858)
Net cash provided by (used for)
 financing activities (g)(k)....      132,662    (28,569)   (5,120)  (53,031)    41,369    26,417    15,486

--------
(a) Represents a combination of the Company's three months ended December 31, 1992 and Predecessor's nine months ended September 30, 1992. Such combined results are not necessarily indicative of the results for the full year, due to the effects of the Acquisition and related refinancings and the concurrent adoption of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". Financial data of the Company as of October 1, 1992, and thereafter reflect the Acquisition using the purchase method of accounting, and, accordingly, the purchase price was allocated to assets and liabilities based upon their estimated fair values. However, to the extent that the Company's management had a continuing investment interest in the Company's common stock, such fair values (and contributed stockholders' equity) were reduced proportionately to reflect the continuing interest (approximately 10%) at the prior historical cost basis.

(b) Includes interest income of $186, $269, $247, $409 and $210 for 1992, 1993,
    1994, 1995 and 1996, respectively. Also includes interest income of $48 and $102 for the six months ended June 30, 1996 and 1997, respectively. Also includes write-offs related to fixed asset disposals occurring in the normal course of business.

(c) In connection with the Acquisition, Predecessor recorded certain merger-related expenses of $18,139, consisting primarily of bonus and option payments to certain employees and certain merger fees and expenses that were charged to Predecessor's operations in the nine months ended September 30, 1992.

(d) During 1992, the Company repurchased outstanding indebtedness of Essex resulting in an extraordinary charge of $122, net of applicable income tax benefit. During 1993, the Company recognized extraordinary charges of $3,055, net of applicable tax benefit, representing the write-off of unamortized debt issuance costs associated with the termination of the Company's term credit facility under its former credit agreement, and $312, net of applicable tax benefit, representing the net loss resulting from the redemption of indebtedness of Essex. During 1995 and 1996, the Company recognized extraordinary charges of $2,971 and $1,183, respectively, net of applicable tax benefit, representing the write-offs of unamortized debt issuance cost associated with the termination of the Company's former credit agreements.

(e) See Note 1 to the Consolidated Financial Statements.

(f) Adjustments to net income before extraordinary charge used in the calculation of supplementary pro forma net income before extraordinary charge per common share for the year ended December 31, 1996 and the six months ended June 30, 1996 and 1997 are as follows: (i) $1,782, $1,027, and $796, respectively, net of tax, representing reduced interest expense due to the assumed repayment of a portion of the borrowings under the Company's senior unsecured note agreement, dated as of April 12, 1995 (the "Essex Term Loan") and the Essex Revolving Credit Agreement, from the net proceeds of the IPO; (ii) $716, $348 and $131, respectively net of tax, representing reduced interest expense on the indebtedness under the Essex Revolving Credit Agreement due to lower interest rates under the Restated Credit Agreement (each as defined in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity, Capital Resources and Financial Condition--Credit Facilities and Lines of Credit"); and (iii) $419, $314 and $417, respectively net of tax, representing the elimination of 1996 deferred financing expense associated with the Essex Term Loan. The change in shares used to compute supplementary pro forma income per share is attributable to the 3,000,000 shares of Common Stock sold by the Company in the IPO.

(g) On May 1, 1997, the Company completed its IPO. The net proceeds to the Company, after underwriting commissions and other associated expenses, were approximately $46,022, of which $29,497, was used to repay the Essex Term Loan and the remaining proceeds were applied to repay a portion of the indebtedness under the Essex Revolving Credit Agreement.

(h) EBITDA is defined as earnings before net interest, income taxes, depreciation and amortization. In 1992, EBITDA also includes an add-back of $18,139 for unusual items. See note (c) above. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to incur and service debt. However, EBITDA should not be considered in isolation or as a substitute for net income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. Also, the EBITDA definition used herein may not be comparable to similarly titled measures reported by other companies.

(i) Copper equivalent pounds include aluminum pounds which have been converted to a copper pound basis.

(j) Includes the costs associated with the BICC Canada and Triangle acquisitions of approximately $7,631 and $71,764, respectively, in 1996 and the acquisition of Brownell in 1995 at a total cost of $24,934.

(k) Includes the redemption of the Company's Senior Discount Debentures due 2004 in 1995 at a total cost of $272,850.

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following factors should be considered carefully by prospective investors in evaluating the Company before purchasing any Common Stock offered hereby. This Prospectus includes "forward-looking statements". Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations ("Cautionary Statements") are disclosed in this Prospectus, including below under "Risk Factors". All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements.

COMPETITION

  The market for copper wire and cable products is highly competitive, and some of the Company's competitors may have greater financial resources than the Company. The Company competes with at least one major competitor with respect to each of its business units. No single competitor, however, competes with the Company across the entire spectrum of the Company's product lines. Many of the Company's products are made to industry specifications and therefore may be fungible with competitors' products. Accordingly, the Company is subject to competition in many markets on the basis of price, delivery time, customer service and its ability to meet specialty needs. In particular, with respect to building wire, the Company believes that price is an important competitive factor. The pricing environment for building wire has been strong in the second half of 1996 and the first six months of 1997, which has enabled the Company to increase both its sales of building wire and its operating margins but there can be no assurance that this favorable price environment will continue in the future. The Company believes that certain of its competitors plan to bring into operation additional capacity in the magnet wire business in the next two years. Although the Company believes that such capacity is being added to meet increases in demand, such additional capacity could increase competition and negatively impact prices and, as a result, could adversely affect the Company's results of operations, cash flows and financial condition. In addition, the Company has been subject to competition from foreign manufacturers from time to time and such competition may continue in the future. Although foreign manufacturers presently do not constitute an important source of competition, there can be no assurance that this will continue to be the case in the future.

INTEGRATING ACQUISITIONS AND MANAGING GROWTH

  The Company's business strategy involves pursuing opportunities to grow its business both internally and through selective acquisitions, investments, joint ventures and strategic alliances. The Company's ability to implement its growth strategy depends, in part, on its success in making such acquisitions, investments, joint ventures and strategic alliances on satisfactory terms and successfully integrating them into the Company's operations. Implementation of the Company's growth strategy may impose significant strains on the Company's management, operating systems and financial resources. Failure by the Company to manage its growth, or unexpected difficulties encountered during expansion, could have a material adverse impact on the Company's results of operations, cash flows or financial condition.

INTERNATIONAL EXPANSION

  To date, a substantial majority of the Company's sales have been made in the North American market, where the Company believes it has substantial expertise and experience. The Company is actively pursuing international opportunities for growth, primarily through acquisitions and joint ventures. International expansion will create new challenges for the Company's management. If the Company is successful in increasing its international business, it may encounter new risks that have not been encountered traditionally, including potential political, social and economic instability. In addition, risks associated with fluctuations between the U.S. dollar, which is the reporting currency in the Company's financial statements, and the local currencies in which the Company may transact business, may be encountered. There can be no assurance that expansion of the Company's operations into international markets will not have any adverse consequences for the Company's results of operations, cash flows or financial condition.

ADVANCING TECHNOLOGY

  The Company believes that incorporating technological advancements in its product development and manufacturing processes is important to remaining competitive in each of its business units. For example, the demand for more energy-efficient products, as well as smaller products, is necessitating the engineering of more efficient components, including wire and cable components of these products. There can be no assurance that the Company will successfully introduce new products or product enhancements that will meet with commercial acceptance, or that its existing technology will not be superseded by new technological breakthroughs introduced by competitors. The commercial development of fiber optics has had and may continue to have an adverse effect on the Company's copper communications wire business unit, and in particular its OSP products. Future technological developments could materially adversely affect the Company's results of operations, cash flows and financial condition.

MANUFACTURING CAPACITY

  The Company is currently operating its manufacturing facilities at high utilization rates. In order to meet growing customer demand, the Company will need to invest in additional manufacturing equipment. Failure to have new equipment operational in a timely manner or shut-downs of existing capacity due to breakdowns or other reasons could adversely affect the Company's results of operations, cash flows and financial condition.

SUBSTANTIAL LEVERAGE

  The Company has, on a consolidated basis, substantial indebtedness and significant debt service obligations. The Company's aggregate notes payable to banks plus long-term debt at June 30, 1997 was $433.6 million. The Company's ratio of debt to total capital was approximately 0.64 to 1 at June 30, 1997.

  The degree to which the Company is leveraged could have important consequences to holders of the Common Stock, including the following: (i) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired in the future; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to the Company for other purposes; (iii) certain of the Company's borrowings are, and will continue to be, at variable rates of interest, which exposes the Company to the risk of increased interest rates; (iv) the indebtedness outstanding under the Restated Credit Agreement (as defined in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity, Capital Resources and Financial Condition") is secured by substantially all the assets of the Company; (v) the Company may be substantially more leveraged than certain of its competitors, and this may place the Company at a competitive disadvantage; and (vi) the Company's substantial degree of leverage may hinder its ability to adjust rapidly to changing market conditions and could make it more vulnerable in the event of a downturn in general economic conditions or a downturn in its business.

COMPLIANCE WITH ENVIRONMENTAL REGULATIONS

  The Company is subject to federal, state and local environmental protection laws and regulations governing its operations and use, handling, disposal and remediation of hazardous substances currently or formerly used by the Company. A risk of environmental liability is inherent in the current and former manufacturing activities of the Company in the event of a release or discharge of a hazardous substance generated by the Company. Under certain environmental laws, the Company could be held jointly and severally responsible for the remediation of any hazardous substance contamination at its facilities and at third party waste disposal sites and could also be held liable for any consequences arising out of human exposure to such substances or other environmental damage. The Company has been named as a potentially responsible party in proceedings that involve environmental remediation. The Company has also been named as a defendant in lawsuits alleging exposure to asbestos in the Company's products. See "Business--Legal and Environmental Matters". There can be no assurance that the costs of complying with environmental, health and safety laws in its current operations or the liabilities arising from past releases of, or exposure to, hazardous substances, will not result in future expenditures by the Company that could materially and adversely affect the Company's results of operations, cash flows or financial condition.

COPPER PRICES

  Net sales of the Company are heavily influenced by the price of copper, the Company's major raw material. The Company's net income has limited exposure to the price of copper, however, as the Company has historically been able to pass through copper price increases and decreases to its customers on a current or slightly delayed basis. In addition, the Company has generally been able to match its copper purchases with its production requirements and minimize copper cathode and rod inventories. However, no assurance can be given that the Company will be able to pass through price increases in the future.

HOLDING COMPANY STRUCTURE; RESTRICTIONS ON THE PAYMENT OF DIVIDENDS; ESSEX
 INTERNATIONAL'S DEPENDENCE ON DIVIDENDS FROM ESSEX TO MEET CASH REQUIREMENTS

  Essex International is a holding company whose operations are and will be conducted solely through Essex, its wholly owned subsidiary. Essex International has no independent operations, virtually no assets other than its ownership of the outstanding common stock of Essex (all of which is pledged to the lenders under the Restated Credit Agreement) and no independent means of generating cash flow. Therefore, Essex International is and will continue to be dependent on the cash flow of Essex to meet its obligations.

  The Restated Credit Agreement and the Essex Senior Note Indenture (as defined in "Description of Certain Indebtedness") restrict the ability of Essex to declare and pay dividends and to make other distributions to Essex International. Subject to the availability of an alternative financing source, Essex International's ability to meet its cash obligations in the future will be dependent upon Essex' ability to pay dividends, to loan, or otherwise advance or transfer funds to Essex International in sufficient amounts. Additionally, the Restated Credit Agreement prohibits the Company from paying dividends to its common stockholders. See "Description of Certain Indebtedness--Restated Credit Agreement".

PRINCIPAL STOCKHOLDERS

  After the Offerings, BH Group will own approximately 39.2% (36.2% on a fully diluted basis) of the outstanding Common Stock. In addition certain members of the Company's Board of Directors are affiliated with BH Group. As long as BH Group continues to own in the aggregate a large percentage of the outstanding shares of Common Stock, it will have practical control over the composition of the Board of Directors of the Company, over the outcome of any corporate transaction or other matter submitted to the stockholders for approval, including mergers, consolidations and the sale of all or substantially all the Company's assets, and over a change in control of the Company. See "Management", "Principal and Selling Stockholders" and "Certain Relationships and Related Party Transactions".

ANTI-TAKEOVER PROVISIONS

  The Company's Second Amended and Restated Certificate of Incorporation (the "Restated Certificate") and the Amended and Restated By-laws (the "By-laws") contain certain provisions that may have the effect of discouraging, delaying or preventing a change in control of the Company or unsolicited acquisition proposals that a stockholder might consider favorable, including provisions authorizing the issuance of "blank check" preferred stock, limiting the persons who may call special meetings of stockholders, limiting stockholder action by written consent, establishing advance notice requirements for nominations for election to the Board of Directors of the Company or for proposing matters that can be acted upon at stockholders meetings, providing for a Board of Directors with staggered, three-year terms and requiring super-majority voting to effect certain amendments to the Restated Certificate and the By-laws.

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of substantial amounts of Common Stock in the public market after the Offerings, pursuant to Rule 144 ("Rule 144") under the Securities Act or otherwise, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. The Company, the Selling Stockholders, BH Group, each of the directors and certain executive officers of the Company have agreed not to sell or otherwise dispose of any shares of Common Stock (subject to certain exceptions) for a period of 90 days after the date of this Prospectus without the prior written consent of Goldman, Sachs & Co. ("Goldman Sachs"). See "Underwriting". Following the 90-day period, the 17,156,280 shares of Common Stock held by BH Group and such other stockholders will be tradable pursuant to Rule 144, including 16,246,181 shares of Common Stock subject to the volume and other resale limitations thereof. In addition, after the 90-day period the BH Group has the right to demand registration under the Securities Act of shares of Common Stock and has the right to have shares of Common Stock included in future registered public offerings of securities by the Company. See "Shares Eligible for Future Sale--Registration Rights--BH Group".

LIMITED TRADING HISTORY; POSSIBLE VOLATILITY OF SHARE PRICE

  Prior to the consummation of the IPO in May 1997, there was no public market for the Common Stock. Accordingly, the Common Stock has a limited trading history. The market price of the Common Stock after the Offerings may be significantly affected by factors such as quarterly variations in the Company's results of operations, the announcement of new products or product enhancements by the Company or its competitors, technological innovation by the Company or its competitors changes in government regulations and general market conditions specific to particular industries. In addition, the stock markets have in recent years experienced significant price fluctuations, which often have been unrelated to the operating performance of the specific companies whose stock is traded. Market fluctuations, as well as economic conditions, may adversely affect the market price of the Common Stock.

                                USE OF PROCEEDS

  The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders.

                                DIVIDEND POLICY

  No dividends have been paid by the Company on the Common Stock in the prior two fiscal years or in the first half of 1997 and the Company does not anticipate paying dividends in the foreseeable future. Any determination to pay cash dividends in the future will be at the discretion of the Company's Board of Directors and will depend upon the Company's results of operations, financial condition, contractual restrictions and other factors deemed relevant at that time by the Company's Board of Directors.

  The ability of the Company to pay dividends on the Common Stock is dependent upon the ability of Essex to pay dividends, or otherwise loan, advance or transfer funds, to the Company. Both the Restated Credit Agreement and the Essex Senior Note Indenture impose limitations on the ability of Essex to pay dividends or make other payments to the Company, and the Restated Credit Agreement also prohibits the Company from paying dividends to its common stockholders. See "Description of Certain Indebtedness--Restated Credit Agreement--Negative Covenants".

                          PRICE RANGE OF COMMON STOCK

  The Common Stock has been traded on the New York Stock Exchange, Inc. (the "NYSE") since April 18, 1997, under the symbol "SXC". The following table sets forth, for the periods indicated the high and low sale prices per share of the Common Stock, as reported by the NYSE.

      1997                                                       HIGH     LOW
      ----                                                      ------- -------
      Second Quarter (April 18 to June 30)..................... $28 1/4 $   17
      Third Quarter (through August 12)........................ $    37 $25 1/2

  The last reported sales price of the Common Stock on August 12, 1997 was $36 per share. As of June 30, 1997, there were approximately 133 holders of record of the Common Stock.

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company as of June 30, 1997. The table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements included elsewhere in this Prospectus. The Company will not receive any of the proceeds from the Offerings. See "Use of Proceeds".

                                                             JUNE 30, 1997
                                                          -------------------
                                                         (dollars in thousands)
Cash.................................................... $       8,497
                                                         =============
Notes payable and current portion of long-term debt..... $      31,107
Long-term debt:
Restated Credit Agreement...............................       185,000
Essex Senior Notes......................................       200,000
Essex Sale and Leaseback Agreement......................        20,000
                                                         -------------
                                                               405,000
  Less: current portion.................................         2,500
                                                         -------------
Total long-term debt....................................       402,500
Stockholders' equity:
 Common Stock, par value $0.01 per share; 150,000,000
  shares authorized, 29,027,762 shares issued and
  outstanding (a).......................................           290
 Additional paid-in capital.............................       199,160
 Carryover of predecessor basis (b).....................       (15,259)
 Retained earnings......................................        64,432
                                                         -------------
Total stockholders' equity..............................       248,623
                                                         -------------
  Total capitalization.................................. $     682,230
                                                         =============

--------
(a) Excludes 2,987,421.5 shares of Common Stock reserved for issuance pursuant to the exercise of options outstanding as of July 1, 1997, at a weighted average exercise price of $5.35 per share, of which options to purchase 1,385,921.5 shares of Common Stock were then exercisable, and 392,306.5 shares of Common Stock issuable upon exercise of the Warrants, at an exercise price of $5.72 per share, all of which Warrants may be sold to the Underwriters pursuant to the Underwriters' over-allotment options. See "Management-Stock--Option Plan".

(b) Reflects effect of Predecessor's cost basis carried forward from time of Acquisition.

              SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
       (in thousands, except share and per share data and copper prices)

  The following table sets forth (i) selected combined historical consolidated financial data of the Company as of and for the twelve months ended December 31, 1992 (which includes historical consolidated financial data of the Company prior to the Acquisition ("Predecessor") for the nine-month period ended September 30, 1992, and historical consolidated financial data of the Company after the Acquisition for the three-month period ended December 31, 1992),
(ii) selected historical consolidated financial data of the Company as of and for the years ended December 31, 1993, 1994, 1995 and 1996, and as of and for the six months ended June 30, 1996 and 1997 and (iii) supplementary pro forma financial data for the year ended December 31, 1996 and the six months ended June 30, 1996 and 1997 reflecting the IPO. Combined selected consolidated financial data presented below as of and for the 12-month period ended December 31, 1992 and the year ended December 31, 1993 were derived from audited consolidated financial statements of the Company and Predecessor not included in this Prospectus. The selected consolidated financial data presented below as of December 31, 1995 and 1996 and for the years ended December 31, 1994, 1995 and 1996 were derived from the Consolidated Financial Statements of the Company included elsewhere in this Prospectus. The selected consolidated financial data presented below for the six months ended June 30, 1996 and 1997 and as of June 30, 1997 have been derived from unaudited consolidated financial statements of the Company included elsewhere herein and reflect all adjustments, consisting only of adjustments of a normal recurring nature, that are, in the opinion of the Company's management, necessary to present fairly the consolidated financial position of the Company as of June 30, 1996 and 1997, and the consolidated results of operations for the six months ended June 30, 1996 and 1997. Results of operations for the interim periods presented are not necessarily indicative of results to be expected for the entire year. This data should be read in conjunction with "Capitalization", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements included elsewhere herein.

                           COMBINED(a)
                          -------------
                                                                                           SIX MONTHS
                          TWELVE MONTHS                                                       ENDED
                              ENDED              YEAR ENDED DECEMBER 31,                    JUNE 30,
                          DECEMBER 31,  --------------------------------------------  ----------------------
                              1992        1993       1994        1995        1996        1996        1997
                          ------------- --------  ----------  ----------  ----------  ----------  ----------
                                                                                           (UNAUDITED)
STATEMENT OF OPERATIONS
 DATA:
Net sales...............    $909,351    $868,846  $1,010,075  $1,201,650  $1,332,049  $  645,943  $  864,109
Cost of goods sold......     780,148     745,875     846,611   1,030,511   1,102,460     543,293     696,528
Selling and
 administrative
 expense................      80,590      75,748      85,209      93,401     121,054      57,537      75,411
Other (income) expense,
 net (b)................        (305)       (196)      1,114       1,032       2,045        (197)        (74)
Unusual items (c).......      18,139         --          --          --          --          --          --
                            --------    --------  ----------  ----------  ----------  ----------  ----------
Income from operations..      30,779      47,419      77,141      76,706     106,490      45,310      92,244
Interest expense........      50,645      56,723      60,155      49,055      39,994      20,324      21,274
                            --------    --------  ----------  ----------  ----------  ----------  ----------
Income (loss) before
 income taxes and
 extraordinary charge...     (19,866)     (9,304)     16,986      27,651      66,496      24,986      70,970
Provision (benefit) for
 income taxes...........      (4,022)      1,552       9,500      14,380      28,988      11,000      28,300
                            --------    --------  ----------  ----------  ----------  ----------  ----------
Income (loss) before
 extraordinary charge...     (15,844)    (10,856)      7,486      13,271      37,508      13,986      42,670
Extraordinary charge net
 of income tax benefit
 (d)....................         122       3,367         --        2,971       1,183         --          --
                            --------    --------  ----------  ----------  ----------  ----------  ----------
Net income (loss).......    $(15,966)    (14,223)      7,486      10,300      36,325      13,986      42,670
Preferred stock
 redemption premium.....                     --          --          --       (4,185)        --          --
Preferred stock dividend
 requirement............                  (5,186)     (6,008)     (6,962)     (4,248)     (3,885)        --
Accretion of preferred
 stock..................                    (671)       (687)       (703)     (2,024)       (358)        --
Increase in fair value
 of common stock subject
 to put.................                     --          --          --       (3,547)        --          --
                                        --------  ----------  ----------  ----------  ----------  ----------
Net income (loss)
 applicable to common
 stock..................                $(20,080) $      791  $    2,635  $   22,321  $    9,743  $   42,670
                                        ========  ==========  ==========  ==========  ==========  ==========
Pro forma income per
 share (e):
 Pro forma income before
  extraordinary charge..                                                  $     1.34  $      .50  $     1.46
 Extraordinary charge
  net of income tax
  benefit...............                                                         .04         --          --
                                                                          ----------  ----------  ----------
 Pro forma net income...                                                  $     1.30  $      .50  $     1.46
                                                                          ==========  ==========  ==========
Shares used in computing
 pro forma net income
 per share..............                                                  28,082,432  28,083,083  29,325,037
                                                                          ==========  ==========  ==========
Supplementary pro forma
 income before
 extraordinary charge
 (f)....................                                                  $   40,425  $   15,675  $   44,014
                                                                          ==========  ==========  ==========
Supplementary pro forma
 income per share before
 extraordinary charge
 (e)....................                                                  $     1.30  $     0.50  $     1.42
                                                                          ==========  ==========  ==========
Shares used in computing
 supplementary pro forma
 income before
 extraordinary charge
 (f)....................                                                  31,082,432  31,083,083  31,128,264
                                                                          ==========  ==========  ==========
BALANCE SHEET DATA:
Working capital.........    $133,048    $176,001  $  221,480  $  171,166  $  231,707  $  221,385  $  304,600
Total assets............     716,196     712,051     750,930     746,063     842,755     780,541     895,716
Long-term debt (includ-
 ing current portion)
 (g)....................     420,052     428,942     458,960     412,750     432,916     430,804     405,000
Redeemable preferred
 stock..................      28,603      34,460      41,155      48,820         --          --          --
Stockholders' equity
 (g)....................      78,499      59,667      60,828      64,300     146,090      74,131     248,623

                                                                                   SIX MONTHS
                                                                                     ENDED
                           COMBINED(a)        YEAR ENDED DECEMBER 31,               JUNE 30,
                          ------------- --------------------------------------  -----------------
                          TWELVE MONTHS
                              ENDED
                          DECEMBER 31,
                              1992       1993      1994      1995      1996      1996      1997
                          ------------- -------  --------  --------  ---------  -------  --------
OTHER DATA:
EBITDA (h)..............    $  74,388   $77,028  $108,314  $110,502  $ 140,224  $62,204  $108,841
Capital expenditures....    $  31,180   $26,167  $ 30,109  $ 28,555  $  25,569    9,342    14,156
Copper equivalent pounds
 shipped (i)............      492,350   517,607   553,220   551,447    643,800  304,737   397,731
Average COMEX copper
 price per pound........    $    1.03   $  0.85  $   1.07  $   1.35  $    1.06  $  1.17  $   1.13
Net cash provided by
 (used for) operating
 activities.............       31,326    60,616    41,672    89,754     64,581  (12,614)      440
Net cash used for in-
 vesting activities
 (j)....................     (152,010)  (30,785)  (30,118)  (50,466)  (104,716) (16,998)  (11,858)
Net cash provided by
 (used for)
 financing activities
 (g)(k).................      132,662   (28,569)   (5,120)  (53,031)    41,369   26,417    15,486

--------
(a) Represents a combination of the Company's three months ended December 31, 1992 and Predecessor's nine months ended September 30, 1992. Such combined results are not necessarily indicative of the results for the full year, due to the effects of the Acquisition and related refinancings and the concurrent adoption of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". Financial data of the Company as of October 1, 1992, and thereafter reflect the Acquisition using the purchase method of accounting, and, accordingly, the purchase price was allocated to assets and liabilities based upon their estimated fair values. However, to the extent that the Company's management had a continuing investment interest in the Company's common stock, such fair values (and contributed stockholders' equity) were reduced proportionately to reflect the continuing interest (approximately 10%) at the prior historical cost basis.
(b) Includes interest income of $186, $269, $247, $409 and $210 for 1992, 1993, 1994, 1995 and 1996, respectively. Also includes interest income of $48 and $102 for the six months ended June 30, 1996 and 1997, respectively. Also includes write-offs related to fixed asset disposals occurring in the normal course of business.
(c) In connection with the Acquisition, Predecessor recorded certain merger-related expenses of $18,139, consisting primarily of bonus and option payments to certain employees and certain merger fees and expenses that were charged to Predecessor's operations in the nine months ended September 30, 1992.
(d) During 1992, the Company repurchased outstanding indebtedness of Essex resulting in an extraordinary charge of $122, net of applicable income tax benefit. During 1993, the Company recognized extraordinary charges of $3,055, net of applicable tax benefit, representing the write-off of unamortized debt issuance costs associated with the termination of the Company's term credit facility under its former credit agreement, and $312, net of applicable tax benefit, representing the net loss resulting from the redemption of indebtedness of Essex. During 1995 and 1996, the Company recognized extraordinary charges of $2,971 and $1,183, respectively, net of applicable tax benefit, representing the write-offs of unamortized debt issuance cost associated with the termination of the Company's former credit agreements.
(e) See Note 1 to the Consolidated Financial Statements.
(f) Adjustments to net income before extraordinary charge used in the calculation of supplementary pro forma net income before extraordinary charge per common share for the year ended December 31, 1996 and the six months ended June 30, 1996 and 1997 are as follows: (i) $1,782, $1,027, and $796, respectively net of tax, representing reduced interest expense due to the assumed repayment of a portion of the Essex Term Loan and the Essex Revolving Credit Agreement from the net proceeds of the IPO; (ii) $716, $348 and $131, respectively, net of tax, representing reduced interest expense on the indebtedness under the Essex Revolving Credit Agreement due to lower interest rates under the Restated Credit Agreement and; (iii) $419, $314 and $417, respectively, net of tax, representing the elimination of 1996 deferred financing expense associated with the Essex Term Loan. The change in shares used to compute supplementary pro forma income per share is attributable to the 3,000,000 shares of Common Stock sold by the Company in the IPO.
(g) On May 1, 1997, the Company completed its IPO. The net proceeds to the Company, after underwriting commissions and other associated expenses, were approximately $46,022, of which $29,497 was used to repay the Essex Term Loan and the remaining proceeds were applied to repay a portion of the indebtedness under the Essex Revolving Credit Agreement.
(h) EBITDA is defined as earnings before net interest, income taxes, depreciation and amortization. In 1992, EBITDA also includes an add-back of $18,139 for unusual items. See note (c) above. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to incur and service debt. However, EBITDA should not be considered in isolation or as a substitute for net income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. Also, the EBITDA definition used herein may not be comparable to similarly titled measures reported by other companies.
(i) Copper equivalent pounds include aluminum pounds which have been converted to a copper pound basis.
(j) Includes the costs associated with the BICC Canada and Triangle acquisitions of approximately $7,631 and $71,764, respectively, in 1996, and the acquisition of Brownell in 1995 at a total cost of $24,934.
(k) Includes the redemption of the Company's Senior Discount Debentures due 2004 in 1995 at a total cost of $272,850.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  The Company, founded in 1930, is a leading developer, manufacturer and marketer of electrical wire and cable products. Among the Company's products are magnet wire for electromechanical devices such as motors, transformers and electrical controls; building wire for commercial and residential applications; copper voice and data communication wire; automotive wire and specialty wiring assemblies for automobiles and trucks; and industrial wire for applications in appliances, construction and recreational vehicles. The Company's operations at June 30, 1997 included 28 domestic manufacturing facilities and employed approximately 5,000 persons.

  As a result of the flexibility allowed by the 1995 Refinancing, the Company embarked upon an opportunistic acquisition strategy. As a result of several recent acquisitions, the Company has consolidated its market position in its core products. The acquisition of certain assets of Avnet Inc.'s distribution operation in 1995 (the "Brownell Acquisition") considerably strengthened the Company's distribution business, particularly with respect to value-added magnet wire products supplied to smaller customers. The acquisition of the building wire assets of BICC Canada in 1996 expanded the Company's presence in the Canadian building wire market. The acquisition of certain assets of Triangle (the "Triangle Acquisition") in October 1996 has significantly expanded the Company's building wire and industrial wire business units. The Triangle Acquisition has strengthened both the building wire and industrial wire business, and thus the product mix of the Company has shifted somewhat toward those two units. The impact of sales and net income from those business units is thus expected to have a proportionately greater effect on the Company in the future than in the past.

  On May 1, 1997, the Company completed its IPO of 6,546,700 shares of Common Stock, including 3,546,700 shares sold by certain stockholders. The net proceeds to the Company, after underwriting commissions and other associated expenses, were approximately $46.0 million, of which $29.5 million was used to repay the Essex Term Loan and the remaining proceeds were applied to the Company's revolving credit facility.

  Although net sales are heavily influenced by the price of copper, the Company's major raw material, the Company's profitability is generally not significantly affected by changes in copper prices, because the Company generally has been able to pass on its cost of copper to its customers, and the Company attempts to match its copper purchases with its production requirements, thereby minimizing copper cathode and rod inventories. In the short term, however, pronounced changes in the price of copper may tend to affect gross profits within the building wire product line, because such changes affect cost of goods sold more quickly than those changes can be reflected in the pricing of building wire products. See "Business--Metals Operations".

  The Company believes that it is only affected by inflation to the extent that the economy in general is affected. Should inflationary pressures drive costs higher, the Company believes that general industry price increases would sustain operating results, although there can be no assurance that this will be the case. In addition, the Company believes that its sensitivity to downturns in its primary markets is less significant than it might otherwise be due to its diverse customer base, broad product line and its strategy of attempting to match its copper purchases with its needs.

RESULTS OF OPERATIONS

  The following table sets forth for each of the three years in the period ended December 31, 1996, and for the six months ended June 30, 1996 and 1997, the dollar amounts and percentages of sales of each of the Company's major product lines:

                                       YEAR ENDED                    SIX MONTHS ENDED
                                      DECEMBER 31,                       JUNE 30,
                         ----------------------------------------  ----------------------
                           1994(A)       1995(A)         1996         1996        1997
                         ------------  ------------  ------------  ----------  ----------
                                (DOLLARS IN MILLIONS, EXCEPT FOR COPPER PRICE)
Magnet wire............. $  306.9  30% $  388.2  32% $  388.8  29% $197.7  31% $215.1  25%
Building wire...........    390.0  39     406.1  34     487.1  37   214.6  33   385.8  45
Communication wire......    119.3  12     177.5  15     166.8  13    85.6  13    89.3  10
Automotive wire.........     82.8   8      97.3   8      91.2   7    49.1   8    46.0   5
Industrial wire.........     63.1   6      63.4   5      71.0   5    31.5   5    65.0   8
Other(b)................     48.0   5      69.2   6     127.1   9    67.4  10    62.9   7
                         -------- ---  -------- ---  -------- ---  ------ ---  ------ ---
  Total................. $1,010.1 100% $1,201.7 100% $1,332.0 100% $645.9 100% $864.1 100%
                         ======== ===  ======== ===  ======== ===  ====== ===  ====== ===
Average COMEX copper
 price per pound........ $   1.07      $   1.35      $   1.06      $ 1.17      $ 1.13

--------
(a) Due to a reorganization in the third quarter of 1995, certain 1994 and 1995 product line sales have been reclassified.

(b) Includes sales of third-party manufactured products, including electrical insulating products, electric motors, motor repair parts and pump seals, sold through the Company's distribution business unit.

  The following table sets forth for each of the three years in the period ended December 31, 1996, and for the six months ended June 30, 1996 and 1997, the percentage relationship of net sales to certain income statement items:

                                           YEAR ENDED          SIX MONTHS
                                          DECEMBER 31,       ENDED JUNE 30,
                                        -------------------  -----------------
                                        1994   1995   1996   1996   1997
                                        -----  -----  -----  -----  -----
Net sales.............................. 100.0% 100.0% 100.0% 100.0% 100.0%
Cost of goods sold.....................  83.8   85.8   82.8   84.1   80.6
Selling and administrative expense.....   8.4    7.8    9.1    8.9    8.7
Other expense, net.....................   0.1    0.1    0.1    --     --
                                        -----  -----  -----  -----  -----
Income from operations.................   7.7    6.3    8.0    7.0   10.7
Interest expense.......................   6.0    4.0    3.0    3.1    2.5
                                        -----  -----  -----  -----  -----
Income before income taxes and
 extraordinary charge..................   1.7    2.3    5.0    3.9    8.2
Provision for income taxes.............   1.0    1.2    2.2    1.7    3.3
                                        -----  -----  -----  -----  -----
Income before extraordinary charge.....   0.7    1.1    2.8    2.2    4.9
Extraordinary charge-debt retirement,
 net of income tax benefit.............   --     0.2    0.1    --     --
                                        -----  -----  -----  -----  -----
Net income.............................   0.7%   0.9%   2.7%   2.2%   4.9%
                                        =====  =====  =====  =====  =====

 SIX MONTHS ENDED JUNE 30, 1997, COMPARED WITH THE SIX MONTHS ENDED JUNE 30,
1996

  Net sales of the first six months of 1997 were $864.1 million or 33.8% higher than the comparable period in 1996, due to improved sales volume, primarily attributable to Triangle, and improved product pricing partially offset by lower copper prices, the Company's principal raw material. During the first half of 1997, the average price of COMEX copper was $1.13 versus $1.17 for the comparable period in 1996, a 3.4% decline. Copper costs are generally passed on to customers through product pricing. First half 1997 sales volume was at record levels and exceeded the first half of 1996 by 30.5%. The Company's operating margin improved significantly during the first six months of 1997 to 10.7% from the first six months of 1996 where operating margin was 7.0%. This improvement was due primarily to a significant improvement in building wire product pricing, certain lower manufacturing costs resulting from continued capital improvement programs and further cost reductions and economies of scale derived from the acquired Triangle operations as well as internal growth.

  Sales of magnet wire during the first six months of 1997 improved from the comparable 1996 period due primarily to higher sales volume partially offset by lower copper prices. Sales volume improvements were primarily attributable to greater magnet wire consumption for devices containing electric motors in the home and motor vehicles, along with increased consumer and governmental pressure for higher energy efficiency from these devices. Higher energy efficiency requires materially more magnet wire. The additional sales volume coupled with lower production costs provided improved magnet wire operating margins during the first half of 1997 as compared to the first half of 1996.

  Building wire sales for the first six months of 1997 increased 79.8% as compared to the same period in 1996 due primarily to improved sales volume and product pricing (without regard to copper costs) partially offset by a decline in copper prices. A substantial portion of the increased sales volume was attributable to Triangle while the remaining improvement was the result of increased demand within the served markets. Building wire demand has exhibited continued strength during the first half of 1997 resulting from an increase in non-residential construction and the replacement and upgrade segment of the market. Building wire operating margins during the first half of 1997 improved significantly over the comparable period in 1996 due to the above-mentioned strength of product demand, as well as reduced costs and improved productivity as a result of Triangle.

  Communication wire sales for the first six months of 1997 were above the comparable period in 1996 due to higher OSP and high band width data communication wire sales partially offset by reduced copper prices. OSP sales volume for the first six months of 1997 approximated the comparable period in 1996 although the Company has experienced a recent surge in demand that the Company believes is attributable to improved business conditions within this segment of the copper communication cable market. First half 1997 high band width data communication wire sales increased 11.6% with volume 18.8% higher as compared to the same period in 1996, reflecting increased product demand for expanding markets such as LANs, Internet connectivity and other premise applications. First half 1997 communication wire operating margins declined from the comparable period in 1996 due to the completion in 1996 of certain supply contracts that were not repeated in 1997, coupled with competitive pricing pressure in high end data communication wire.

  Automotive wire sales in the first six months of 1997 were below those in the comparable period in 1996 due primarily to reduced copper prices. Operating margins improved due to reduced overhead expenses. Although the Company believes North American automotive and light truck production for 1997 will approximate 1996 levels, it expects growth in sales of its automotive wire for the remainder of 1997, resulting from several contracts with both new and existing customers.

  Industrial wire sales in the first half of 1997 were more than double those in the comparable period in 1996 due to an increase in sales volume partially offset by the decline in copper prices. The increase in sales volume was primarily due to incremental sales attributable to Triangle. Industrial wire operating margins for the first half of 1997 improved from the comparable period in 1996 due to higher sales volume partially offset by incremental selling and administrative costs associated with Triangle.

  Other sales in the first six months of 1997 decreased from the comparable period in 1996. Distribution business unit sales of third-party manufactured products, primarily within the motor repair segment, decreased primarily due to unusually mild seasonal weather conditions that have necessitated fewer repairs for motors, transformers and pumps.

  Cost of goods sold for the first six months of 1997 was 28.2% higher than the same period in 1996 due primarily to higher sales volume partially offset by lower copper prices. The Company's cost of goods sold as a percentage of net sales was 84.1% and 80.6% in the first six months of 1996 and 1997, respectively. The cost of goods sold percentage decrease resulted primarily from the impact of improved building wire product pricing as well as certain lower manufacturing costs attributable to continued capital investments. Also, the operations of Triangle have been integrated rapidly and effectively, and have driven substantial improvements in productivity.

  Selling and administrative expenses for the first half of 1997 were 31.1% above the comparable 1996 period due primarily to incremental commission, selling and warehouse expenses associated with Triangle. However, selling and administrative expenses, as a percentage of sales, were 8.7% in the first half of 1997, compared to 8.9% for the same period in 1996, reflecting the elimination of certain other Triangle general and administrative expenses and economies of scale benefits resulting from the acquired Triangle operations as well as internal growth.

  Interest expense in the first six months of 1997 was 4.7% higher than the same period in 1996, as incremental borrowing costs to finance the Triangle Acquisition were partially offset through reduced debt levels attributable to the proceeds received from the IPO and lower rates of interest on the Company's outstanding debt.

  Income tax expense was 39.9% of pretax income in the first half of 1997, compared with 44.0% for the same period in 1996 due to the increase in pretax income reducing the impact of the amortization of excess cost over net assets acquired, which is not deductible for income tax purposes.

 1996 COMPARED WITH 1995

  Net sales for 1996 were $1,332.0 million, or 10.8% greater than in 1995, resulting primarily from improved sales volumes and increased sales attributable to the Brownell Acquisition in September 1995 and the Triangle Acquisition in October 1996, partially offset by lower copper prices. The 1996 daily average COMEX copper price was 21.5% lower than in 1995. Sales volumes for 1996 exceeded 1995 by 16.9%. Improved sales volumes resulted primarily from increased demand for the Company's magnet wire, building wire and industrial wire products.

  Sales of magnet wire in 1996 were essentially equal to those in 1995, reflecting increased sales volumes offset by declining copper prices. Improved sales volumes were attributable to increased demand for magnet wire in the electric motor and transformer markets due in part to the increased use of magnet wire for increased energy efficiency. Sales increases were also a result of increased sales to distributors.

  Building wire sales for 1996 increased as compared to 1995 due primarily to an increase in sales volumes, product pricing (without regard to copper costs) and incremental sales attributable to the Triangle Acquisition, partially offset by a decline in copper prices. Building wire market demand exhibited continued growth during 1996 on the strength of new non-residential construction and sustained expansion of the repair and remodeling segment of the market. The Company believes that this growth in demand was the leading cause for the improvement in market prices during the second half of 1996 over the depressed market conditions of 1995 and the first half of 1996. No assurance, however, can be given that such favorable market conditions will continue in 1997.

  Communication wire sales for 1996 were below those in 1995 due to the decrease in copper prices, partially offset by increased sales of high bandwidth data communication wire products. High bandwidth data communication wire sales were up 21.2% with volume up 31.5% as compared to 1995, reflecting continued strong growth in this segment of the communication wire market. OSP sales volumes were 8.6% lower than 1995, reflecting, in part, a decline in export sales, as the Company focused on strong domestic markets. The Company believes that decreases in the domestic OSP copper wire market may lead to reduced margins in the communications wire business unit in the future.

  Automotive wire sales in 1996 were below those in 1995 due to the decrease in copper prices, partially offset by improved sales volumes as North American new car and light truck sales volume increased just over 1% in 1996. Industrial wire sales in 1996 were above those in 1995 by 12.0% due to an increase in sales volume, partially offset by the decline in copper prices. The increase in sales volume was partially due to incremental sales attributable to the Triangle Acquisition. Other sales in 1996 increased significantly over 1995 due to the effect of inclusion of full-year sales from the Brownell Acquisition.

  Cost of goods sold for 1996 was 7.0% higher than in 1995 due primarily to higher sales volumes and increased sales attributable to the Brownell Acquisition and the Triangle Acquisition, partially offset by lower copper prices. The Company's cost of goods sold as a percentage of net sales was 82.8% and 85.8% in 1996 and 1995, respectively. Cost of goods sold as a percentage of net sales decreased compared to 1995 due primarily to the marked decline in copper costs, improved building wire product pricing (without regard to copper costs), a change in product mix associated with the Brownell Acquisition, which tends to distribute more value-added products, and higher manufacturing volumes, leading to increased manufacturing efficiency.

  Selling and administrative expenses for 1996 were 29.6% above 1995, due primarily to increased selling, distribution and administrative expenses attributable to the Brownell Acquisition, the Triangle Acquisition and increased distribution and commission expenses due to higher sales volumes experienced during 1996.

  Interest expense in 1996 was 18.5% lower than in 1995 due primarily to the redemption (the "Debenture Redemption") on May 15, 1995 of all Essex International's outstanding Senior Discount Debentures due 2004 (the "Debentures"). The Debentures, which bore interest at 16% per annum, were refinanced primarily with bank debt carrying significantly lower rates of interest. See "--Liquidity, Capital Resources and Financial Condition". The Company's average interest rate decreased from 10.4% in 1995 to 8.6% in 1996 due to the Debenture Redemption.

  Income tax expense was 43.6% of pretax income in 1996 compared with 52.0% for 1995. The effective income tax rate of the Company was higher than the approximate statutory rate of 40.0% due to the effect of the amortization of excess of cost over net assets acquired in the Acquisition, which is not deductible for income tax purposes.

  The Company recorded net income of $36.3 million for 1996 compared to net income of $10.3 million in 1995. The 1996 and 1995 results include extraordinary charges of $1.2 million and $3.0 million, respectively ($2.0 million and $5.0 million, respectively, before applicable tax benefit), for the write-off of unamortized deferred debt expense associated with the Company's former revolving credit agreements. In 1996, a former revolving credit agreement was terminated in connection with the Triangle Acquisition. In 1995, a former revolving credit agreement was terminated in connection with the Debenture Redemption.

 1995 COMPARED WITH 1994

  Net sales for 1995 were $1,201.7 million, or 19.0% higher than 1994, reflecting primarily a marked increase in product prices and higher sales from the Company's distribution business due to the Brownell Acquisition. Sales volumes in 1995 approximated those experienced in 1994. Higher product prices were essentially the result of a significant increase in copper costs. Average COMEX copper prices in 1995 rose approximately 26.2% from 1994 and, notwithstanding the magnitude of the price increase, was generally passed on to customers through product pricing.

  Sales of magnet wire increased approximately 26.5% over those in 1994, driven by higher copper prices, improved pricing and growth in sales volumes. Magnet wire sales volumes and product pricing improved during 1995 due to increased demand for the Company's magnet wire products by distributors and original equipment manufacturers.

  Building wire sales in 1995 increased approximately 4.1% over 1994, reflecting a combination of higher copper prices, lower sales volumes and a steep decline in product pricing. Building wire product pricing (without regard to copper costs) declined materially, and sales volumes also declined, although to a lesser extent, due to competitive pricing pressures, excess capacity and liquidation of inventories by distributors as a result of the significant increase in copper prices in 1995.

  Communication wire sales in 1995 improved approximately 48.8% over those in 1994 due to higher copper prices and domestic sales volumes and strengthening product prices. High bandwidth data communication wire sales were up 54.1% with volumes 42.6% higher as compared to 1994 while OSP sales were up 66% with volume up 11.6%. Export sales were essentially flat between 1995 and 1994. The Company believes that communication wire pricing strengthened due to significantly higher demand for copper communication wire products coupled with a decline in industry manufacturing capacity.

  The Company's automotive wire sales volume in 1995 was up over 1994 by approximately 8.2%, although North American new car and light truck sales volume increased just over 2% in 1995. This improvement in sales volume was the result of a marked increase in sales to other automotive accounts and, to a lesser degree, improved sales to the Company's principal automotive wire customer. See "Business--Product Lines--Automotive Wire". Other sales increased approximately 44.2%, attributable to the Brownell Acquisition.

  Cost of goods sold increased 21.7% in 1995 compared with 1994 due primarily to increased copper and other material costs and increased distribution costs attributable to the Brownell Acquisition. The Company's cost of goods sold as a percentage of net sales was 85.8% and 83.8% in 1995 and 1994, respectively. Cost of goods sold as a percentage of net sales in 1995 was higher compared to 1994 due primarily to substantially higher copper prices and declining building wire product pricing, partially offset by lower manufacturing costs resulting from continued capital investments and higher manufacturing volumes in the communication and automotive business units.

  Selling and administrative expenses in 1995 were 9.6% higher than 1994 due primarily to increased overhead expenses attributable to the Brownell Acquisition in the amount of approximately $5.1 million and to increased sales commissions associated with higher sales.

  Interest expense in 1995 was 18.5% lower than in 1994 due primarily to the Redemption. The Company's average interest rate decreased from 12.6% in 1994 to 10.4% in 1995 due to the Redemption.

  Income tax expense was 52.0% and 55.9% of pretax income in 1995 and 1994, respectively. The effective income tax rate of the Company was higher than the approximate statutory rate of 40.0% due to the effect of the amortization of excess of cost over net assets acquired in the Acquisition, which is not deductible for income tax purposes.

  The Company recorded net income of $10.3 and $7.5 million in 1995 and 1994, respectively. The 1995 results include an extraordinary charge of $3.0 million ($5.0 million before applicable tax benefit) for the write-off of unamortized debt issuance costs associated with the Company's former credit agreement which was terminated in connection with the Redemption.

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL CONDITION

 GENERAL

  Essex International is a holding company with no operations and virtually no assets other than its ownership of all the outstanding common stock of Essex. All such stock is pledged, however, to the lenders under the Restated Credit Agreement. Accordingly, Essex International's ability to meet its cash obligations is dependent on Essex' ability to pay dividends, to loan, or to otherwise advance or transfer funds to Essex International in amounts sufficient to service Essex International's cash obligations.

  Essex International expects that it may receive certain cash payments from Essex from time to time to the extent cash is available and to the extent it is permitted under the terms of the Restated Credit Agreement and the Senior
Note Indenture. Such payments may include: (i) an amount necessary under the tax sharing agreement between Essex and Essex International to enable Essex International to pay Essex' taxes as if computed on an unconsolidated basis;
(ii) an annual management fee to an affiliate of BHLP of up to $1.0 million; and (iii) certain other amounts to meet ongoing expenses of Essex International (such amounts are considered to be immaterial both individually and in the aggregate, however, because Essex International has no operations, other than those conducted through Essex, or employees thereof). To the extent Essex makes any such payments, it will do so out of operating cash flow, borrowings under the Restated Credit Agreement or other sources of funds it may obtain in the future subject to the terms of the Restated Credit Agreement and the Essex Senior Note Indenture.

  The Company's aggregate notes payable to banks plus long-term debt was $433.6 million, and its stockholders' equity was $248.6 million. The resulting ratio of debt to stockholders' equity improved to 1.7 to 1 at June 30, 1997, from 2.9 to 1 at December 31, 1996. As of June 30, 1997, the Company was in compliance with all covenants under the agreements governing its outstanding indebtedness.

 CREDIT FACILITIES AND LINES OF CREDIT

  The Company maintains the following credit facilities: (i) a $370.0 million revolving credit agreement dated as of October 31, 1996, by and among Essex, Essex International, the Lenders named therein, and The Chase Manhattan Bank, as administrative agent (the "Essex Revolving Credit Agreement") that was amended and restated (the "Restated Credit Agreement") effective April 23, 1997; (ii) a $25.0 million agreement and lease, dated as of April 12, 1995, by and between Essex and Mellon Financial Services Corporation #3 (the "Essex Sale and Leaseback Agreement"); (iii) a $12.0 million (Canadian dollar) credit agreement by and between a subsidiary of Essex, and the Bank of Montreal (the "Canadian Credit Agreement"); and (iv) bank lines of credit with various lending banks that provide for unsecured borrowings for working capital of up to $40.0 million.

  The Restated Credit Agreement provides for up to $370.0 million in revolving loans, subject to specified percentages of eligible assets and reduced by borrowings under the Canadian Credit Agreement and unsecured bank lines of credit ($7.6 million and $21.0 million outstanding, at June 30, 1997, respectively). The Restated Credit Agreement also provides a $25.0 million letter of credit subfacility. The Restated Credit Agreement will terminate on October 31, 2001. Outstanding borrowings under the Restated Credit Agreement bear floating rates of interest, at the Company's option, at bank prime plus 0.50% or a reserve adjusted Eurodollar rate ("LIBOR") plus 1.50%. The spreads over the prime and LIBOR rates can be reduced to 0% and 0.375%, respectively, if a certain specified leverage ratio is achieved. Based upon the specified leverage ratio at June 30, 1997, the Company's floating rate of interest for borrowings under the Restated Credit Agreement is LIBOR plus 0.5%. As of June 30, 1997, the Company had $109.4 million of undrawn capacity based upon a borrowing base of $323.0 million, reduced by outstanding borrowings under (i) the Restated Credit Agreement ($185.0 million), (ii) unsecured bank lines of credit ($21.0 million) and (iii) the Canadian

Credit Agreement ($7.6 million). During the first six months of 1997 average borrowings under the Company's revolving credit facilities were $204.0 million compared to $165.8 million during the first six months of 1996.

  The Essex Sale and Leaseback Agreement provided $25.0 million for the sale and leaseback of certain of the Company's fixed assets. The lease obligation has a seven-year term expiring in May 2002. The principal component of the rental is paid quarterly, with the amount of each of the first 27 payments equal to 2.5% of lessor's cost of the equipment, and the balance due at the final payment. The interest component is paid on the unpaid principal balance and is calculated by lessor at LIBOR plus 2.5%. The effective interest rate can be reduced by 0.25% to 1.125% if certain specified financial conditions are achieved.

  As of June 30, 1997, $7.6 million (US dollars) was outstanding under the Canadian Credit Agreement and denoted as notes payable to banks in the Company's financial statements. Borrowings are secured by such subsidiary's accounts receivable. Interest rates for borrowings under the Canadian Credit Agreement are based upon Canadian market rates for banker's acceptences with spreads similar to the Restated Credit Agreement. The Canadian Credit Agreement terminates on May 30, 1998, although it may be extended for successive one-year periods upon the mutual consent of the subsidiary and the Bank of Montreal.

  The Company had $21.0 million outstanding of unsecured bank lines of credit as of June 30, 1997. Such amount is denoted as notes payable to banks in the Company's Consolidated Balance Sheets. These lines of credit bear interest at rates subject to agreement between the Company and the lending banks.

 CASH FLOW AND WORKING CAPITAL

  In general, the Company requires liquidity for working capital, capital expenditures, debt repayments, interest and taxes. Of particular significance to the Company are its working capital requirements that increase whenever it experiences strong incremental demand in its business or a significant rise in copper prices. Historically, the Company has satisfied its liquidity requirements through a combination of funds generated from operating activities together with funds available under its credit facilities. Based upon historical experience and the availability of funds under its credit facilities, the Company expects that its usual sources of liquidity will be sufficient to enable it to meet its cash requirements for working capital, capital expenditures, debt repayments, interest and taxes for the remainder of 1997.

  Operating activities. Net cash provided by operating activities in the first half of 1997 was $0.4 million, compared to $12.6 million used for operating activities during the same period in 1996. The decrease in cash requirements was primarily the result of higher net income partially offset by higher accounts receivable and inventories associated with the Company's sales growth.

  Investing activities. Capital expenditures of $14.2 million in the first six months of 1997 were $4.8 million more than the comparable period in 1996. In 1996, approximately $5.5 million was invested in magnet wire ovens to improve quality and increase manufacturing productivity. Capital expenditures in 1997 are expected to be approximately 40% above 1996 levels and will be used for modernization projects to enhance efficiency, to support the newly acquired Triangle facilities and equipment, and to expand capacity. At June 30, 1997, approximately $10.5 million was committed to outside vendors for capital expenditures. The Restated Credit Agreement imposes limitations on capital expenditures, business acquisitions and investments. See "Description of Certain Indebtedness--Restated Credit Agreement".

  The costs of the BICC Canada and Triangle acquisitions, approximately $7.6 million and $71.8 million, respectively, including related expenses, were financed from proceeds received under the

Company's revolving credit agreements applicable at the time. Future cash requirements of these operations are expected to be satisfied through the Company's traditional sources of liquidity, as previously discussed.

  Financing activities. On July 15, 1996, the Company redeemed all its outstanding 15% Series B Cumulative Redeemable Exchangeable Preferred Stock (the "Series B Preferred Stock") at $27.041 per share, or $59.3 million in the aggregate, including related redemption expenses. This was financed by the Company through a private offering of 5,930,000 shares of Common Stock to certain of its common stockholders and their affiliates at $10 per share. In December 1996, the private offering (the "1996 Private Offering") was extended to certain management employees of the Company, who collectively purchased 437,708.5 shares of Common Stock at $10 per share. On May 1, 1997, the net proceeds to the Company of the IPO, after underwriting commissions and other associated expenses, were approximately $46.0 million, of which $29.5 million were used to repay in full, the Essex Term Loan. The remaining proceeds were applied to repay a portion of the indebtedness under the Essex Revolving Credit Agreement.

 LONG-TERM LIQUIDITY CONSIDERATIONS

  Regarding long-term liquidity, the Essex Senior Notes (as defined in "Description of Certain Indebtedness") mature in 2003 and at the option of the Company may be redeemed commencing in May 1998, in whole or in part, at redemption prices ranging from 103.75% of principal in 1998 to 100% in 2001. The terms of the Essex Sale and Leaseback Agreement include a balloon payment of $8.1 million in 2002. The Restated Credit Agreement does not require repayment until its termination in October 2001. The Company expects that its traditional sources of liquidity will enable it to meet its long-term cash requirements for working capital, capital expenditures, interest and taxes, as well as its debt repayment obligations under the Essex Sale and Leaseback Agreement.

  The Company's operations involve the use, disposal and cleanup of certain substances regulated under environmental protection laws. The Company has accrued $0.9 million for environmental remediation and restoration costs. The accrual is based upon management's estimate of the Company's exposure in light of relevant available information, including the allocations and remedies set forth in applicable consent decrees, third-party estimates of remediation costs, the estimated ability of other potentially responsible parties to pay their proportionate share of remediation costs, the nature of each site and the number of participating parties. Subject to the difficulty in estimating future environmental costs, the Company expects that any sum it may have to pay in connection with environmental matters in excess of the amounts recorded or disclosed, if any, will not have a material adverse effect on its financial position, results of operations or cash flows. See "Business--Legal and Environmental Matters" for further discussion of the Company's environmental liabilities.

 DERIVATIVE FINANCIAL INSTRUMENTS

  The Company, to a limited extent, uses forward fixed price contracts and derivative financial instruments to manage foreign currency exchange and commodity price risks. To protect the Company's anticipated cash flows from the risk of adverse foreign currency exchange fluctuations for firm sales and purchase commitments, the Company enters into foreign currency forward exchange contracts. Copper, the Company's principal raw material, experiences marked fluctuations in market prices, thereby subjecting the Company to copper price risk with respect to copper purchases on fixed customer sales contracts. Derivative financial instruments in the form of copper futures and forward contracts are utilized by the Company to reduce those risks. The Company does not hold or issue financial instruments for investment or trading purposes. The Company is exposed to credit risk in the event of nonperformance by counterparties to foreign exchange forward contracts, metal forward price contracts and metals futures contracts, but the Company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally the unrealized gains, if any, with respect to the underlying contracts.

                                   BUSINESS

  The Company is a leading North American developer, manufacturer and distributor of copper electrical wire and cable products. Founded in 1930, the Company serves over 11,000 worldwide customers in a wide range of industrial markets from its 28 manufacturing facilities and 48 service centers located throughout the United States and Canada. Since 1993, the Company has significantly strengthened its market positions through expanded sales efforts and acquisitions and has improved its manufacturing capacity and production efficiencies through capital expenditure and productivity improvement programs. As a result of these efforts, from 1993 to 1996, the Company's net sales volume grew at a CAGR of approximately 8%, generating $1.3 billion in net sales in 1996, while its EBITDA grew at a CAGR of 22%, from $77 million in 1993 to $140 million in 1996, and its net income improved from a $14.2 million loss in 1993 to a profit of $36.3 million in 1996. This growth has continued in the first half of 1997 with EBITDA for the period of $108.8 million, up 75% from the first half of 1996, while net income in the first half of 1997 was $42.7 million, an increase of over 200% from the same period in 1996. (With respect to EBITDA, see footnote (h) in "Selected Consolidated Financial and Operating Data".)

  The Company organizes its operating activities into the following principal areas:

  MAGNET WIRE PRODUCTS (25% of net sales for the six months ended June 30, 1997)--The Company's magnet wire products are used in a wide variety of motors, coils, relays, generators, solenoids and transformers by the electrical equipment and electronics industries. Annual industry data since 1991 has shown that the Company's magnet wire products have the highest quality in the industry (as measured by customer returns). As a result of significantly increasing its sales volumes of magnet wire products in recent years while focusing on higher value-added products and controlling costs, the gross margins of the Company's magnet wire business have increased substantially.

  BUILDING WIRE AND CABLE PRODUCTS (45% of net sales for the six months ended June 30, 1997)--The Company produces a wide range of copper building wire and related wire products for the commercial, industrial and residential markets. These products are marketed primarily to electrical distributors throughout the United States and Canada for ultimate use by electrical contractors and "do-it-yourself" consumers. Approximately two-thirds of the Company's net sales of these products is attributable to remodeling and repair activity and the balance to new nonresidential and residential construction.

  COMMUNICATIONS WIRE AND CABLE PRODUCTS (10% of net sales for the six months ended June 30, 1997)--The Company's communications wire products consist of OSP voice communication copper wire and cable products for the "local loop" segment of the telecommunication system and high bandwidth data communication copper wire and cable products for LANs, Internet connectivity and other premise applications. Copper-based wire is the most widely used medium for voice and data transmission in the local loop and in homes and offices, due in part to its significant installed base, lower installation cost and ease of repair.

  OTHER PRODUCTS AND ACTIVITIES (20% of net sales for the six months ended June 30, 1997)--The Company manufactures and markets a wide range of industrial and automotive electrical wire products and maintains a distribution business for the sale and distribution of its magnet wire and related third-party-manufactured products. Industrial wire and cable products (8% of net sales for the six months ended June 30, 1997) consist of appliance wire, motor lead wire, submersible pump cable, power cable, flexible cord, power supply cords, welding cable and recreational vehicle wire. The Company produces automotive wire and cable products (5% of net sales for the six months ended June 30, 1997) for sale to suppliers of automotive original equipment. Such products include primary wire for use in engine and body harnesses, ignition wire and battery cable. The Company's distribution business provides a sales channel to both small manufacturers of original equipment and motor repair shops for some of the Company's magnet wire products, as well as third-party-manufactured products that complement the Company's magnet wire products. During the first half of 1997, third-party products constituted 7% of net sales, while 19% of the Company's magnet wire products were sold through this sales channel.

STRATEGY

  The Company has established a strategy that is designed to exploit its competitive strengths and position it to pursue opportunities for future growth. The key tenets of this strategy are:

  . CAPITALIZE ON SIZE AND SCOPE OF OPERATIONS--The Company believes that it is one of the largest (based on net sales) electrical wire producers in the United States and has one of the most diverse product lines. The Company believes that the size and scope of its operations provide it with efficiencies in manufacturing, purchasing and distribution and with the resources necessary to meet the increasing technological demands of the market. The Company intends to enhance these competitive advantages by continuing to expand its operations through internal growth and acquisitions. The electrical copper wire and cable industry in North America has undergone significant consolidation in the past ten years as a result of increased demand for product quality and lower cost products that in turn has necessitated substantial capital spending and development of sophisticated technical capabilities by market participants.

  . ENHANCE STRONG MARKET POSITIONS--The Company is focusing on improving its leading or significant market positions in North America for its major product categories and capitalizing on the advantages of its size. The Company believes that it is one of two leading producers in each of the magnet wire and building wire market based on net sales. Recent acquisitions in magnet wire distribution, building wire and industrial wire have enhanced the Company's market positions in these businesses. The Company intends to maintain and enhance its market positions through internal growth and continued participation in future industry consolidation.

  . MAINTAIN LEADERSHIP IN QUALITY AND PRODUCTIVITY--The Company employs advanced technologies in manufacturing processes and product development and intends to continue investing in manufacturing equipment and facilities, engineering, research and development, and to expand its continuous improvement programs in order to maintain its leadership in quality and productivity. The Company believes that its wire and cable products, which have earned numerous customer quality awards, are among the highest in quality in the industry. Since 1992, the Company has invested approximately $154 million in capital programs and has expanded its continuous improvement programs in order to improve the quality of its products and increase the cost efficiency and capacity of its production facilities. The Company also has lowered cost levels by pursuing a high level of vertical integration through internal production of its principal raw materials. In 1996, the Company produced over 85% of its copper rod, magnet wire enamel and rubber insulation materials and 70% of its PVC insulation requirements. As a result, the Company believes that it is among the lowest cost domestic producers in each of its business lines. A key productivity measure, annual copper equivalent pounds shipped per employee, increased by 21% from 1991 to 1996.

  . CAPITALIZE ON INDUSTRY GROWTH OPPORTUNITIES--The Company believes that, as the consumer continues to adapt to technological advances in both the home and the workplace, the technical specifications of the "smart" home and office will generate increased demand for certain electrical wire and cable products. The Company believes that it is well positioned to capitalize on this growth due to its significant market positions, strong name recognition and size. Growth in the magnet wire business is expected to be driven by increasing demand for devices containing electric motors in the home and in automobiles, along with continuing consumer and government pressure for higher energy efficiency from these devices (energy-efficient motors utilize materially more magnet wire per unit than do their traditional counterparts). Growth in the building wire business is expected to come primarily from increasing repair and remodeling activity, as well as from new residential, commercial and industrial construction. Both new construction and remodeling activity is being affected by the increased number of circuits and amperage handling capacity needed to support the increasing demand for electrical services. The Company believes that its communications wire and cable business will benefit from the increasing number of outside telephone lines into and inside homes and offices and the increasing quality demands placed on these lines to facilitate escalating data transmission from the growing demand for highband width data communication wire for LANs, Internet connectivity and other premise applications. In the automotive business, the Company believes that the increasing production of cars and trucks with motorized or electrical options will translate into increased demand for higher quality, thinner-gauge wire products to take advantage of their lighter weights and greater efficiency.

  . PURSUE ACQUISITION OPPORTUNITIES--Consistent with its historical emphasis on vertical integration, breadth of product line and technological innovation, the Company continuously evaluates opportunities to benefit further from its manufacturing, purchasing and distribution capabilities, expand its customer base, reduce costs and enter new markets through acquisitions, investments, joint ventures and other strategic alliances. Since the 1995 Refinancing, which provided the Company with substantial financial and operating flexibility, the Company has acquired three major businesses: the distribution business of Brownell; the Canadian building wire business of BICC Canada in March 1996; and the building and industrial wire businesses of Triangle in October 1996. The Company believes that each of these businesses provides operating synergy which complements the Company's existing manufacturing, distribution and administrative capabilities, and each has met or exceeded financial and operating expectations since its respective acquisition date. In addition, in May 1995, the Company entered into a joint venture in India with Finolex Cable LTD for the development and production of copper rod and other wire products for the domestic Indian market and recently established a joint venture with Raychem Corp. for the production and sale of high performance wire products for the automotive industry. The Company is currently evaluating several acquisition opportunities consistent with its business strategy, although it has not reached agreement with any third parties at this time.

  . EXPAND INTERNATIONAL BUSINESS--Historically, the Company's production and distribution emphasis has focused on North America, primarily the U.S. market. Management anticipates that while the Company will remain focused on the U.S. market, it expects to increase efforts to expand its customer base in Canada and Mexico, where the Company believes demand for electrical wire and cable products will grow significantly over the next few years. Management also expects to increase efforts to expand its customer base in Europe and to establish a preliminary presence in certain developing economies, particularly in locations that have been targeted by the Company's customers for their own expansion.

MANAGEMENT AND COMPANY HISTORY

  The Company's senior management team, including its business unit managers, possesses a high level of experience in the wire and cable industry. The eight most senior officers average 21 years of related industry experience, with an average of over 17 years with the Company. The equity interest of management of the Company (9.7% on a fully diluted basis) helps ensure that the interests of management are aligned with those of the Company's other stockholders.

  The Company was founded in 1930. From 1974 until February 1988 it was operated as a wholly owned subsidiary of United Technologies Corporation ("UTC"). On February 29, 1988, the Company was purchased from UTC by The Morgan Stanley Leveraged Equity Fund II, L.P., certain directors and members of management of the Company and others (the "1988 Acquisition"). In October 1992, the Company was acquired in the Acquisition by certain of its existing stockholders. On May 1, 1997, the Company completed its IPO of 6,546,700 shares of Common Stock, including 3,546,700 shares sold by certain stockholders. The major existing stockholders of the Company and their current equity interests on a fully diluted basis are BH Group (36.2%), management of the Company (9.7%), certain affiliated investment limited partnerships of The Goldman Sachs Group, L.P. (collectively, the "GS Partnerships") (6.7%), certain affiliates of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJSC" and, together with such affiliates, "DLJ") (2.0%) and Chase Equity Associates ("CEA") (3.5%). After giving effect to the Offerings, BH Group, management of the Company, the GS Partnerships, DLJ and CEA will beneficially own equity interests of 36.2%, 9.7%, 0.9%, 0.3% and 0.5%, respectively, on a fully diluted basis. In connection with the Acquisition, the GS Partnerships and DLJ were granted Warrants to purchase shares of Common Stock at an exercise price of $5.71514 per share. The GS Partnerships sold all their Warrants in the IPO and DLJ sold all but 392,306.5 of its Warrants in the IPO. DLJ will sell 341,155 of its remaining Warrants to the Underwriters at a purchase price of $30.28 per Warrant in connection with the Offerings. The Company will then redeem these Warrants for an aggregate of 286,995 shares of Common Stock. If the over-allotment options are exercised in full, there will be no Warrants outstanding after the consummation of the Offerings. See "Certain Relationships and Related Party Transactions--The Redemption".

PRODUCT LINES

  The following table sets forth for each of the three years in the period ended December 31, 1996, and for the six months ended June 30, 1996 and 1997, the dollar amounts and percentages of sales of each of the Company's major product lines:

                                                                   SIX MONTHS ENDED JUNE
                                YEAR ENDED DECEMBER 31,                     30,
                         ----------------------------------------  ----------------------
                           1994 (a)      1995 (a)        1996         1996        1997
                         ------------  ------------  ------------  ----------  ----------
                                (DOLLARS IN MILLIONS, EXCEPT FOR COPPER PRICE)
Magnet wire............. $  306.9  30% $  388.2  32% $  388.8  29% $197.7  31% $215.1  25%
Building wire...........    390.0  39     406.1  34     487.1  37   214.6  33   385.8  45
Communication wire......    119.3  12     177.5  15     166.8  13    85.6  13    89.3  10
Automotive wire.........     82.8   8      97.3   8      91.2   7    49.1   8    46.0   5
Industrial wire.........     63.1   6      63.4   5      71.0   5    31.5   5    65.0   8
Other(b)................     48.0   5      69.2   6     127.1   9    67.4  10    62.9   7
                         -------- ---  -------- ---  -------- ---  ------ ---  ------ ---
Total................... $1,010.1 100% $1,201.7 100% $1,332.0 100% $645.9 100% $864.1 100%
                         ======== ===  ======== ===  ======== ===  ====== ===  ====== ===
Average COMEX copper
 price per pound........ $   1.07      $   1.35      $   1.06       $1.17       $1.13

--------
(a) Due to a reorganization in the third quarter 1995, certain 1994 and 1995 product line sales have been reclassified.

(b) Includes sales of third-party manufactured products, including electrical insulating products, electric motors, motor repair parts and pump seals, sold through the Company's distribution business unit.

  The Company classifies its operations into business units based on the markets served. An overview of each business unit and the product lines contained therein is set forth below.

 MAGNET WIRE

  Industry. The independent domestic supply of magnet wire has experienced continued growth since 1990 and was, by Company estimates, approximately 790 million copper equivalent pounds sold in 1996. Growth in the magnet wire business is being driven by the increasing demand for electrical devices containing motors for the home and automobile, along with continuing consumer and government pressure for higher energy efficiency from these devices (energy-efficient motors utilize materially more magnet wire per unit than traditional counterparts). Strong consumer demand for greater numbers of electrical convenience items in homes, offices and vehicles has resulted in increased sales of household appliances and increased use of electric motors in vehicles.

  Due to the substantial capital costs associated with magnet wire production, the importance to original equipment manufacturers of a reputation for quality and the stringent technological requirements and the cost efficiencies achieved by larger magnet wire producers, significant industry consolidation has occurred during the past ten years. In addition, the percentage of U.S. magnet wire produced by independent magnet wire manufacturers such as the Company has grown as the manufacturing capacity of captive magnet wire producers (electrical equipment manufacturers who internally produce their own magnet wire) has been reduced as a result of outsourcing over the last several years. Consequently, as a result of the Company's efforts to maintain and enhance its manufacturing capabilities, product development efforts and cost efficiencies through capital spending and its continuous improvement programs, the Company believes that it has positioned itself as one of the two leading independent domestic producers of magnet wire based on sales.

  Products. The Company's magnet wire business unit offers a comprehensive product line, including over 500 types of magnet wire used in a wide variety of electromagnetic devices, such as motors, transformers, control devices, relays, generators and solenoids, for household and automotive applications. Household products requiring magnet wire include major appliances (dishwashers, dryers, refrigerators and washing machines), small kitchen appliances (blenders, can openers and mixers), lawn tools (hedge trimmers, lawn mowers and power tools) and other products such as air conditioning units, humidifiers, security systems, overhead lighting and pole/pad distribution transformers. Automotive products requiring magnet wire include alternators, anti-lock braking systems, dashboard gauges, wiper motors and power controls (antenna, seat, steering and windows).

  The Company has received ISO 9001 and 9002 and QS9000 certification at all its magnet wire manufacturing facilities.

  Sales and Distribution. The Company's magnet wire products are sold to original equipment manufacturers, motor repair shops, coil manufacturers and independent distributors. Products are marketed nationally through a direct sales force and the Company's distribution business unit. During 1996 and the first half of 1997, approximately three-fourths of the Company's magnet wire sales were made directly to end users and approximately one-fourth were made through distributors.

 BUILDING WIRE

  Industry. The Company estimates that the domestic building wire industry was approximately 1.3 billion copper equivalent pounds sold in 1996. Increased industry sales volume in recent years has resulted primarily from nonresidential construction and the level of repair and remodel activity. For 1996, approximately two-thirds of industry sales volume was attributable to repair and remodel activity and one-third to new construction. Both new construction and remodeling activity are being affected by the increased number of circuits and amperage handling capacity needed to support the increasing demand for electrical services.

  The building wire industry has experienced significant consolidation in recent years, declining from approximately 28 manufacturers in 1980 to seven primary manufacturers in 1997. The Company believes this consolidation is due primarily to cost efficiencies achieved by the larger building wire producers as they capitalize on the benefits of vertical integration and of manufacturing, purchasing and distribution economies of scale. The Company has been an active participant in this industry consolidation with the purchase of the Canadian assets of BICC Canada in 1996 and the Triangle Acquisition in 1996. See "--Recent Acquisitions". The Company believes that it is one of the two leading domestic manufacturers of building wire based on sales.

  Products. The Company's building wire business unit, which began manufacturing building wire in 1933, develops, manufactures and markets a complete line of building wire. These products include a wide variety of thermoplastic and thermoset insulated wires for the commercial and industrial building markets and service entrance cable, underground feeder wire and nonmetallic jacketed wire and cable for the residential market.

  Sales and Distribution. The Company sells its building wire products nationally through a direct sales force and a large network of manufacturers representatives to a large and diverse customer base, consisting primarily of electrical distributors and consumer product retailers. The Company maintains numerous stocking locations across the United States and Canada to facilitate distributors' "just-in-time" inventory practices. The ultimate end users of the Company's building wire products are electrical contractors and "do-it-yourself" consumers.

 COMMUNICATION WIRE

  Industry. The Company focuses on two segments in communication wire: (i) outside plant ("OSP") wire and cable for voice communication in the local loop segment of telephone networks and (ii) high bandwidth data communication copper wire and cable products in homes and offices for LANs, Internet connectivity and other premise applications. The Company believes that the domestic copper OSP market was approximately $0.6 billion in 1996 and that the domestic copper data communication wire market was approximately $1.1 billion in 1996.

  The local loop segment of the telecommunication network connects homes and offices to the nearest telephone company switch or central office. Although other transmission media, such as fiber optic cable, are extensively used for long distance and trunk lines, copper wire and cable, with its lower installation cost and ease of repair, is the most widely used medium for transmission in the local loop, which comprises approximately 160 million residential and business access lines across the United States. As a result of consolidation in the OSP copper wire industry, total industry capacity has been reduced and the number of manufacturers has declined. Demand for OSP wire in the local loop should benefit from the increasing demand for multiple residential access lines, as more households install additional access lines for multiple telephone lines, facsimile machines, access to the Internet and for home offices.

  High bandwidth communication copper wire and cable products are used within buildings to connect telecommunication devices (telephones, facsimile machines and computer modems) to the telecommunications network and to establish LANs. Rapid technological advances in communication and computer systems have created increasing demand for greater bandwidth capabilities in data transmission cable products. The Company expects demand for enhanced data communication wire products to increase significantly in the future, particularly as office buildings are upgraded to accommodate advanced network requirements. In addition, the Company believes that increasing demand for multiple residential access lines will increase demand for data communication wire. The demand for product quality and the rapid pace of technological change have necessitated significant capital investments by manufacturers.

  Products. Although the Company continues to have a strong presence in the OSP market based on sales, it has begun to shift its focus to high bandwidth data communication copper wire and cable products, which provides potentially greater growth opportunities than the OSP market. Sales volumes of the Company's data communication wire products have grown at a CAGR of 50% since 1992. The Company is developing new products in the OSP segment, such as broad band "extra terrestrial" OSP cable to support new technologies, and in the data communication segment, such as enhanced category five wire for high-speed LAN applications.

  Sales and Distribution. While a significant amount of OSP wire has historically been sold directly to domestic telephone companies, recently the Company has focused its sales of both OSP and data communication wire to domestic and international distributors and representatives who in turn resell to contractors, international and domestic telephone companies and private overseas contractors for installation in the industrial, commercial and residential markets.

 AUTOMOTIVE WIRE

  Industry. The automotive primary wire industry has experienced strong growth over the last decade due to higher production levels of new vehicles and the significant increase in the installation of electrical options in vehicles, which deliver increased safety, convenience and engine performance to the consumer. These electrical options include power windows, supplemental restraint systems, digital displays, keyless entry, traction control, electronic suspension and anti-lock brakes. According to the Copper Development Association, the total content of copper wire per vehicle has grown from approximately 10 pounds in 1982 to approximately 24 pounds in 1992 and is expected to grow to approximately 27 pounds by 1998.

  The increasing demand for copper wire content in vehicles has created strong demand for thinner-gauge wire, which in turn requires significant manufacturing sophistication. The Company and its major competitors also face stringent demands by automotive manufacturers to improve cost efficiency. These factors have resulted in higher levels of capital investment and stable product pricing, as well as industry consolidation.

  Products. The Company's automotive wire products include primary wire for use in engine and body harnesses, ignition wire, battery cable and specialty wiring assemblies. Through a joint venture with Raychem Corp., the Company is developing a high-temperature resistant, thinner-gauge automotive wire designed to meet future specialized needs of the automotive industry.

  Sales and Distribution. The Company sells automotive wire products primarily to tier one motor vehicle manufacturer suppliers. The Company has diversified its customer base for automotive wire products through steadily improving product quality and increased productivity achieved through process improvements.

  Historically, the automotive division of UTC ("UTA") has been the principal customer for the unit's automotive products, although sales to UTA have declined in relative terms due to the expansion of the unit's overall customer base. UTA accounted for approximately 50%, 48% and 40% of the Company's automotive wire revenues in 1994, 1995 and 1996, respectively. UTA accounted for approximately 33% of the Company's automotive wire revenues in the first half of 1997. The loss of UTA as a customer could materially and adversely affect the Company's automotive wire business unit.

 INDUSTRIAL WIRE

  Industry. The domestic industrial wire market is estimated by the Company to be approximately $1.0 billion. Significant factors influencing the growth of this industry include the construction or expansion of manufacturing plants, mine expansion and consumer spending for hard goods. Due to the diversity of product offerings within this industry, the Company's competition is fragmented across the product lines and markets served by the industrial wire business unit. The Company's acquisition of Triangle continues the recent industry trend toward consolidation. See "--Recent Acquisitions".

  Products. The Company's industrial wire business unit develops, manufactures and markets a broad line of industrial wire and cable products, including appliance wire, motor lead wire, submersible pump cable, power cable, bulk flexible cord, power supply cord sets, welding cable and recreational vehicle wire.

  Sales and Distribution. The Company sells industrial wire and cable products on a nationwide basis, primarily to appliance and power tool manufacturers, suppliers of electrical and electronic original equipment manufacturers, electrical distributors and welding products distributors. Distribution is done by a Company sales force and a large network of manufacturers' representatives.

RECENT ACQUISITIONS

  The 1995 Refinancing provided the Company with additional financial flexibility to pursue an active acquisition strategy. Consequently, the Company has recently acquired several businesses to consolidate its market position in its core products and realize further benefits from the Company's extensive manufacturing and distribution capabilities.

  In March 1996, the Company acquired the Canadian building and industrial wire business of BICC Canada. This acquisition increased the Company's presence in Canada and expanded its building wire product line.

  The Brownell Acquisition in 1995 significantly increased the Company's distribution business, particularly of magnet wire. Brownell had previously served markets similar to the Company's existing magnet wire distribution operations, but had purchased all of its products from third party suppliers. The acquired assets were absorbed into an existing distribution unit now known as "Essex Brownell". Products sold through Essex Brownell include magnet wire and other products manufactured by the Company and items purchased from third-party manufacturers, including electrical motors, electrical insulation products, motor repair parts and pump seals. Of particular significance, Essex Brownell provides the Company with an expanded sales channel to small original equipment motor manufacturers and the motor repair markets.

  The Triangle Acquisition, completed in October 1996, was the most significant acquisition in the Company's recent history. As a result, the Company increased the size of its building and industrial wire business units, added manufacturing capacity and broadened the Company's product offerings. The Company has realized cost savings through the elimination of duplicative selling, general and administrative expenses, purchasing economies of scale, and improvements in manufacturing efficiencies. The integration of the Triangle manufacturing facilities has proceeded smoothly and the contribution to the Company's revenues and net income has exceeded the Company's expectations.

  The Company is currently evaluating several acquisition opportunities consistent with its business strategy, although it has not reached agreement with any third parties at this time.

MANUFACTURING PROCESS

  Copper rod is the base component for most of the Company's wire products. The Company buys copper cathode from a variety of producers and dealers and also reclaims and reprocesses high grade scrap copper from its own operations and those of other copper wire producers. After the rod is manufactured at the Company's continuous casting facilities, it is shipped to Company manufacturing facilities where it is processed into the wire and cable products produced and sold by the Company. See "--Metals Operations" for a discussion of the Company's copper rod production.

  The manufacturing processes for all the Company's wire and cable products require that the copper rod be drawn and insulated. Certain products also require that the drawn copper wire be "bunched" or "cabled" prior to being insulated.

  Wire Drawing. Wire drawing is the process of reducing the metal conductor diameter by pulling it through a converging die until the specified product size is attained. Since the reduction is limited by the breaking strength of the metal conductor, this operation is repeated several times internally within the machine. As the wire becomes smaller, less pulling force is required. Therefore, machines operating in specific size ranges are required. Take-up containers or spools are generally large, allowing one person to operate several machines.

  Bunching. Bunching is the process of twisting together single wire strands to form a concentric construction ranging from seven to over 200 strands. The major purpose of bunching is to provide improved flexibility while maintaining current carrying capacity.

  Cabling. Cabling is the process of twisting individual bunched conductors to form a conductor core. Cabling allows for the production of a very flexible conductor which is useful in the production of larger products such as welding cable, battery cable and mining cable. Cabling can also twist together insulated conductors to form a multi-conductor product.

  Insulating. The magnet wire insulating materials (enamels) that are manufactured by the Company's chemical processing facility are polymeric materials produced by one of two methods. One method involves the blending of commercial resins that are dissolved in various solvents and then modified with catalysts, pigments, cross-linking agents and dyes. The other method involves synthesizing polymer resins to desired molecular weights in reactor systems and blending these polymers with solvent, catalysts and additives to form enamels.

  The enameling process used in the manufacture of some magnet wire involves applying several thin coats of liquid enamel and evaporating the solvent in baking chambers. Some enamels require a specific chemical reaction in the baking chamber to fully cure the film. Enamels are generally applied to the wires in excess and are then metered off with dies or rollers; other applications apply only the required amount of liquid enamel.

  Most other wire products are insulated and jacketed with either thermoplastic or thermoset compounds that are applied to the metal conductor through an extrusion process. Extrusion involves the feeding, melting and pumping of a compound through a die to shape it into final form as it is applied to the wire. The Company has the capability to manufacture both types of jacketing and insulating compounds.

  Once the wire is fabricated, it is packaged and shipped to regional service centers, stocking agents or directly to customers.

METALS OPERATIONS

  Copper is the primary component of the Company's overall cost structure, comprising approximately 54% and 58% of the Company's total cost of goods sold for the year ended December 31, 1996 and the six months ended June 30, 1997. Due to the critical nature of copper to its business, the Company has centrally organized its metals operations. Through centralization, the Company carefully manages its copper procurement, internal distribution, manufacturing and scrap recycling processes.

  The Company's metals operations are vertically integrated in the production of copper rod. The Company believes that only a few of its competitors are able to match this capability. The Company manufactures most of its copper rod requirements and purchases the remainder from various suppliers.

  Copper Procurement. The Company's copper procurement activities are centralized. For the year ended December 31, 1996, and during the six months ended June 30, 1997, the Company purchased approximately 285,000 and 181,000 tons of copper, respectively, entirely from North American copper producers and metals merchants.

  To ensure a steady supply of copper, the Company contracts with copper producers and metals merchants. Most contracts have a one-year term. Pricing provisions vary, but are normally based on the COMEX price, plus a premium. Premiums cover transportation and payment terms. Additionally, the Company utilizes COMEX fixed price futures contracts to manage its commodity price risk. The Company does not hold or issue such contracts for trading purposes.

  Historically, the Company has had adequate supplies of copper available to it from producers and merchants, both foreign and domestic. Competition from other users of copper has not affected the Company's ability to meet its copper procurement requirements. However, no assurance can be given that the Company will be able to procure adequate supplies of copper to meet its future needs.

  Copper Rod Production. The production of copper rod is an essential part of the Company's manufacturing process and strategy. By manufacturing its own rod, the Company is able to maintain greater control over the cost and quality of this critical raw material.

  Copper rod is manufactured in a continuous casting process in which high quality copper cathodes are melted in a shaft furnace. The resultant molten copper is transferred to a holding furnace and then transferred directly onto a casting wheel, where it is cooled and subsequently rolled into copper rod. The rod is subjected to numerous quality control tests to assure that it meets the high quality standards of the Company's products. Finally, the rod is packaged for shipment via an automatic in-line coiling and packaging device.

  The Company's rod production facilities are strategically located near its major wire producing plants to minimize freight costs. From its five continuous casting units, the Company has the capability to produce approximately 85% of its rod requirements, while purchasing the balance from external sources. External rod purchases are used to cover rod requirements at manufacturing locations where shipping the Company-produced rod is not cost effective and when the Company's rod requirements exceed its production capacity.

  Copper Scrap Reclamation. The Company's Metals Processing Center receives clean, high quality copper scrap from the Company's magnet wire plants. Copper scrap is processed in rotary furnaces, which also have refining capability to remove impurities. The Company uses a continuous casting process to convert scrap material directly into copper rod. Manufacturing cost economies, particularly in the form of energy savings, result from this direct conversion technique. Additionally, management believes that internal reclamation of scrap copper provides greater control over the cost to recover the Company's principal manufacturing by-product. The Company also, from time to time, obtains magnet wire scrap from other copper wire producers and processes it along with the internally generated scrap.

EXPORTS

  Sales of exported goods approximated $52.7 million, $55.5 million and $85.8 million for the years ended December 31, 1994, 1995 and 1996, respectively. Building wire, magnet wire and communication cables are the Company's primary exports. Canada and Mexico are the primary export destinations.

BACKLOG; RETURNS

  The Company has no significant order backlog, because it follows the industry practice of producing its products on an ongoing basis to meet customer demand without significant delay. The Company believes that the ability to supply orders in a timely fashion is a competitive factor in the markets in which it operates. Historically, returns have had no material adverse effect on the Company's results of operations.

COMPETITION

  In each of the Company's businesses, the Company experiences competition from at least one major competitor. However, due to the diversity of the Company's product lines as a whole, no single competitor competes with the Company across the entire spectrum of the Company's product lines. Thus, the Company's diversity of products and diversity of end users insulate it from adverse conditions in any one business unit or any one product line. Many of the Company's competitors do not have such diversity.

  As a result of consolidation in the magnet wire industry, the Company estimates that the three largest independent magnet wire producers represented over 85% of copper equivalent pounds shipped in 1996. The building wire industry also has experienced significant consolidation, from approximately 28 manufacturers in 1980 to approximately seven in 1996. The Company has been an active participant in this industry consolidation with the purchase of the Canadian building wire assets of BICC Canada and the Triangle Acquisition in 1996. The Company believes that it is one of two leading producers in each of the magnet wire and building wire markets based on sales.

  Many of the Company's products are made to industry specifications, and are therefore essentially fungible with those of competitors. Accordingly, in these markets the Company is subject to competition on the basis of price, delivery time, customer service and its ability to meet specialty needs. The Company believes that it enjoys strong customer relations resulting from its long participation in the industry, its emphasis on customer service, its commitment to quality control, its reliability and its substantial production resources. The Company's distribution networks enable it to compete effectively with respect to delivery time. From time to time the Company has experienced reduced margins in certain markets due to unfavorable market conditions. During 1995 and the first half of 1996, building wire product pricing (without regard to copper costs) declined materially, and sales volumes also declined, although to a lesser extent, due to competitive pricing pressures, excess capacity and liquidation of inventories by distributors as a result of the significant increase in copper prices in 1995 and early 1996. The communication wire business unit also experienced reduced margins in 1994. Expected decreases in the domestic OSP copper wire market demand may lead to reduced margins in the communication wire business over the next few years.

ENVIRONMENTAL COMPLIANCE

  The Company does not believe that compliance with environmental laws and regulations will have a material effect on the level of capital expenditures of the Company or its business, financial condition, cash flows or results of operations. The Company does not currently anticipate material capital expenditures for environmental control facilities. No material expenditures relating to these matters were made in 1994, 1995, 1996 or the first half of 1997. In connection with the 1988 Acquisition and associated stock purchase agreement with UTC dated January 15, 1988, UTC indemnified the Company with respect to certain environmental liabilities. See "--Legal and Environmental Matters".

EMPLOYEES

  As of June 30, 1997, the Company employed approximately 1,700 salaried and 3,200 hourly employees in 35 states. Labor unions represent approximately 49% of the Company's work force. Collective bargaining agreements expire at various times between 1997 and 2000. Contracts covering approximately one-third of the Company's unionized work force will expire at various times during 1997. The Company believes that it will be able to renegotiate its contracts covering such unionized employees on terms that will not be materially adverse to it. However, no assurance can be given to that effect. The Company believes that its relations with both unionized and nonunionized employees have been satisfactory.

PROPERTIES

  At June 30, 1997 the Company operated 28 manufacturing facilities in 16 states. Except as indicated below, all of the facilities are owned by the Company and are subject to certain liens granted to the lenders pursuant to the Restated Credit Agreement. The Company believes that its facilities and equipment are reasonably suited to its needs and are properly maintained and adequately insured.

  The following table sets forth certain information with respect to the manufacturing facilities of the Company at June 30, 1997:

                                                             SQUARE
OPERATION                                      LOCATION       FEET
---------                                  ----------------- -------
Magnet Wire............................... Charlotte, NC      26,000    (Leased)
                                           Fort Wayne, IN    181,000
                                           Franklin, IN       35,000(a)
                                           Franklin, TN      289,000    (Leased)
                                           Kendallville, IN   88,000
                                           Rockford, IL      319,000
                                           Vincennes, IN     267,000
Building Wire............................. Anaheim, CA       174,000
                                           Columbia City, IN 400,000
                                           Lithonia, GA      144,000
                                           Pauline, KS       501,000
                                           Sikeston, MO      189,000
                                           Tiffin, OH        260,000
Communication Wire........................ Chester, SC       218,000
                                           Hoisington, KS    239,000
Automotive Wire........................... Kosciusko, MS      90,000(b)
                                           Marion, IN         50,000
                                           Orleans, IN       425,000
Industrial Wire........................... Florence, AL      129,000
                                           Lafayette, IN     350,000
                                           Pana, IL          110,000
                                           Pawtucket, RI     412,000
                                           Phoenix, AZ        34,000
Insulation................................ Newmarket, NH     132,000
                                           (2 facilities)
                                           Rutland, VT        61,000
Metals Processing......................... Columbia City, IN  75,000
                                           Jonesboro, IN      56,000

--------
(a) The total square footage of the Franklin, IN, facility is approximately 70,000, of which 35,000 square feet is leased to Femco (as described below).

(b) Approximately 30,000 square feet is leased.

  In addition to the facilities described in the table above, the Company owns or leases 48 service centers throughout the United States and Canada to facilitate the sale and distribution of its products. The Company owns and maintains executive and administrative offices in Fort Wayne, Indiana.

  The Company believes that its plants are generally adequate to service the requirements of its customers. Overall, the Company's plants are substantially utilized. The extent of current utilization is generally consistent with historical patterns, and, in the view of management, is satisfactory. The Company does not view any of its plants as being underutilized, except for Lafayette, Indiana, which just completed a major capacity expansion to make it the focus plant for industrial wire products. Most plants operate on 24 hour-a-day schedules, on either a five day or seven day per week basis. During 1996 and the first half of 1997, the Company's facilities operated in excess of 90% capacity.

  The property in Franklin, Indiana, is a magnet wire manufacturing facility occupied by both the Company and a joint venture ("Femco") between the Company and the Furukawa Electric Company, LTD., Tokyo, Japan. Half of the Franklin, Indiana, building is leased to Femco, which manufactures and markets magnet wire with special emphasis on products required by Japanese manufacturers with production facilities in the United States.

LEGAL AND ENVIRONMENTAL MATTERS

  The Company is engaged in certain routine litigation arising in the ordinary course of business. While the outcome of litigation can never be predicted with certainty, the Company does not believe that any of its existing litigation, either individually or in the aggregate, will have a material adverse effect upon its business, financial condition, cash flows or results of operations.

  The Company's operations are subject to environmental laws and regulations in each of the jurisdictions in which it operates governing, among other things, emissions into the air, discharges to waters, the use, handling and disposal of hazardous substances and the investigation and remediation of soil and groundwater contamination, both on-site at Company facilities and at off-site disposal locations. On-site contamination at certain Company facilities is the result of historic disposal activities, including activities attributable to Company operations and those occurring prior to the use of a facility by the Company. Off-site liability includes cleanup responsibilities at various sites, to be remedied under federal or state statutes, for which the Company has been identified by the United States Environmental Protection Agency (the "EPA") (or the equivalent state agency) as a Potentially Responsible Party ("PRP"). Certain environmental laws have been construed to impose liability for the entire cost of remediation at a site upon a PRP without regard to fault or the lawfulness of the disposal activity.

  Once the Company has been named as a PRP, it estimates the extent of its potential liability based upon its past experience with similar sites and a number of factors, including, among other things, the number and financial viability of other identified PRPs, the total anticipated cost of the remediation and the relative contribution by the Company, in volume and type, of waste at the site. Most of the sites for which the Company is currently named as a PRP are covered by an indemnity (the "general indemnity") from UTC that was granted in connection with the 1988 Acquisition. Pursuant to the general indemnity, UTC agreed to indemnify the Company against losses incurred under any environmental protection and pollution control laws or resulting from or in connection with damage or pollution to the environment arising from events, operations or activities of the Company prior to February 29, 1988, or from conditions or circumstances existing at or prior to February 29, 1988. In order to be covered by the general indemnity, the condition, event, and circumstance must have been known to UTC prior to February 29, 1988. The sites covered by the general indemnity are handled directly by UTC, and all payments required to be made are paid directly by UTC. These sites are all mature sites where allocations have been settled and remediation is well underway or has been completed. The Company is not aware of any inability or refusal on the part of UTC to pay amounts that are owing under the general indemnity or any disputes between the Company and UTC concerning matters covered by the general indemnity.

  UTC also provided an additional environmental indemnity, referred to as the "basket indemnity". This indemnity relates to liabilities arising from environmental events, conditions or circumstances existing at or prior to February 29, 1988, that only became known to UTC in the five-year period commencing February 29, 1988. As to such liabilities, the Company is responsible for the first $4.0 million incurred. Thereafter, UTC has agreed to indemnify the Company fully for any liabilities in excess of $4.0 million. The Company is currently named as a PRP at three sites which meet the criteria for the basket indemnity. Those sites are Fisher Calo Chemical and Solvents Corporation, Kingsbury, IN ("Fisher Calo"); Organic Chemicals, Inc., Grandville, MI; and USS Lead Refinery Inc., East Chicago, IL. Based on records showing very small quantities of material shipped to Organic Chemicals Inc. and USS Lead Refinery Inc., the Company has determined that its liability, if any, for these sites will be de minimis. At Fisher Calo, the Company entered into a consent decree that defined its share as 0.25% and established an expected liability of $0.1 million, which has been accrued. Expenses at these three sites, up to $4.0 million, will be incurred by the Company rather than UTC, as the basket has not been exhausted under the basket indemnity.

  In addition, there are six sites where the Company is either named as a PRP or a defendant in a civil lawsuit which are not covered by the general indemnity or the basket indemnity. They are Ascon Landfill, Huntington Beach, CA; A-1 Disposal Corp., Allegan County, MI; Angola Soya Co., Angola, IN; Milford Mill, Beaver County, UT; Uniontown Landfill, Uniontown, IN; and Daley Drum, Rockford, IL. Ascon Landfill was an oil percolation refining center. The Company received a request for information from the California Department of Toxic Substance Control in 1994 and replied that it has no records linking the Company to the site. A-1 Disposal Corp. stored and treated hazardous waste. The Company was one of a number of PRPs who entered into a consent decree with the Michigan Department of Natural Resources to clean the site. The Company has paid its assessment for the remediation. Although the shares and sources of funding for five-year monitoring expenses have not been established, the Company believes that its share will be minimal. Angola Soya was a solvent reclamation facility in the 1950s and 1960s. After receiving notice in 1994 alleging that its spent solvent drums had been identified at the site, the Company cooperated with the Indiana Department of Environmental Management to conduct a limited removal of certain of these drums. No further activity by the Company is expected to be required there. The Milford Mill site was a copper mill used by the Company in the early 1970s. The Company is one of four PRPs notified by the EPA. The EPA conducted a removal action at the site and incurred $0.2 million in costs, for which it is currently seeking reimbursement from the PRPs. The Uniontown Landfill is the subject of a civil lawsuit in which the Company is one of several defendants sued by the owner of the landfill to recover alleged site investigation and groundwater remediation costs. The Company does not believe that it is responsible for any disposal at this site and is vigorously defending itself. In May 1997 the Company responded to a request for information from the EPA regarding Daley Drum, a drum disposal and reconditioning site in operation from 1971 to 1988. The Company responded that it had no records showing use of the site but that a few employees at the Company's Rockford, IL plant recall sending empty drums to the site for reconditioning. The extent of the EPA's inquiry and the scope of any potential remediation at the site is unknown at this time. The Company has provided a reserve in the amount of $0.9 million to cover environmental contingencies. This accrual is based on management's best estimate of the Company's exposure in light of relevant available information, including the allocations and remedies set forth in applicable consent degrees, third party estimates of remediation costs, actual remediation costs incurred, the probable ability of other PRPs to pay their proportionate share of remediation costs, the conditions at each site and the number of participating parties. The Company currently does not believe that any of the environmental proceedings in which it is involved and for which it may be liable will individually or in the aggregate have a material adverse effect upon its business, financial condition, cash flows or results of operations. There can be no assurance that future developments will not alter this conclusion. None of the cases described above involves sanctions, fines or administrative penalties against the Company.

  Since approximately 1990, the Company has been named as a defendant in a number of product liability lawsuits brought by electricians and other skilled tradesmen claiming injury from exposure to asbestos found in electrical wire products produced a number of years ago. At June 30, 1997, the number of such cases outstanding against the Company was 97, involving approximately 410 claims. The Company's strategy is to defend these cases vigorously. In April 1997, a jury sitting in state court in Philadelphia, PA found that the Company's product claimed to be used by the plaintiff electrician was not defective and had not subjected the plaintiff to harmful asbestos exposure. The Company believes that its liability, if any, in asbestos-related matters and the related defense costs will not have a material adverse effect either individually or in the aggregate upon its business, financial condition, cash flows or results of operations. There can be no assurance, however, that future developments will not alter this conclusion.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth information concerning the directors and executive officers of the Company (ages as of June 30, 1997):

 NAME                               AGE                 POSITION
 ----                               ---                 --------
 EXECUTIVE OFFICERS:
                                        President and Chief Executive Officer;
 Steven R. Abbott.................   49 Director
 Robert J. Faucher................   53 Executive Vice President
 Dominic A. Lucenta...............   43 Senior Vice President
 Charles W. McGregor..............   55 Executive Vice President
                                        Senior Vice President, General Counsel
 Debra F. Minott..................   41 and Secretary
 Curtis A. Norton.................   51 Senior Vice President
 David A. Owen....................   51 Executive Vice President, Treasurer and
                                         Chief Financial Officer
 Gregory R. Schriefer.............   45 Executive Vice President
 DIRECTORS:
 William Lee Lyons Brown, Jr......   60 Director
 Rodney A. Cohen..................   35 Director
 Edward O. Gaylord................   65 Director
 Stuart S. Janney, III............   48 Director
 Robert D. Lindsay................   42 Director
 Ward W. Woods....................   55 Director; Chairman of the Board

  The Restated Certificate provides for a Board of Directors divided into three classes (Class A, B or C), with one class to be elected each year to serve for a three-year term. Mr. Cohen and Mr. Janney are Class A directors, Mr. Lindsay and Mr. Woods are Class B directors and Mr. Abbott, Mr. Brown and Mr. Gaylord are Class C directors. The term of the Class A directors will expire at the Company's 1998 annual meeting of stockholders. The term of the Class B directors will expire at the Company's 1999 annual meeting of stockholders, while the term of the initial Class C directors will expire at the Company's annual meeting of stockholders in the year 2000.

  Each executive officer of the Company serves at the pleasure of the Board of Directors.

  Steven R. Abbott was appointed President and Chief Executive Officer of the Company and Essex on February 26, 1996, and has been a director since February 1996. He was President of the Wire and Cable Sector of Essex from September 1995 to February 1996 and President of the Wire and Cable Division of Essex from September 1993 to September 1995. He was President of the Magnet Wire and Insulation Division from 1987 to 1993. Mr. Abbott has been employed by the Company since 1967.

  Robert J. Faucher was appointed Executive Vice President of the Company in March 1997. He was appointed Executive Vice President of Essex in September 1995. He was President of the Engineered Products Division of Essex from January 1992 to September 1995 and Vice President, Operations in the Industrial Products Division of Essex from June 1988 to January 1992. Mr. Faucher joined the Company in 1985 as Vice President, Planning.

  Dominic A. Lucenta was appointed Senior Vice President of the Company in March 1997. He was appointed Senior Vice President in charge of Human Resources of Essex in April 1994. From October 1992 to April 1994 he was Vice President of Human Resources and from 1990 to 1992 he was Director of Human Resources for various divisions of Essex. He was director of Risk Management from 1988 to 1990. He joined the Company in 1979.

  Charles W. McGregor was appointed Executive Vice President of the Company in March 1997. He was appointed Executive Vice President of Essex in October 1996. He was President of the Magnet Wire and Insulation Sector of Essex from September 1995 to October 1996. He was President of the Magnet Wire and Insulation Division of Essex from September 1993 to September 1995 and prior to that was Director of Manufacturing for the Division from 1987 to 1993. Mr. McGregor has been employed by Essex since 1970.

  Debra F. Minott was appointed Senior Vice President of the Company in March 1997 and was appointed Vice President, General Counsel and Secretary of the Company in April 1995. She was appointed Senior Vice President and General Counsel of Essex in October 1994 and was appointed Secretary of Essex in April 1995. She has been employed by the Company since October 1994. From September 1983 to October 1994, Ms. Minott held various legal positions at Eli Lilly & Company.

  Curtis A. Norton was appointed Senior Vice President of the Company in March 1997. He was appointed Senior Vice President in charge of Corporate Support Operations of Essex in April 1996. He was Vice President of Corporate Support Operations from September 1995 to April 1996. He was Vice President of Purchasing from April 1994 to September 1995 and Director of Purchasing from 1989 to 1994. Mr. Norton has been employed by the Company since 1981.

  David A. Owen was appointed Executive Vice President of the Company in March 1997. He was appointed Vice President, Treasurer and Chief Financial Officer of the Company in March 1993. He was appointed Executive Vice President and Chief Financial Officer of Essex in March 1994. He had been appointed Vice President--Finance and Chief Financial Officer of Essex in March 1993, and Treasurer of Essex in April 1992. Prior to that time, Mr. Owen was Director, Treasury and Financial Services for Essex. Mr. Owen has been employed by the Company since 1976.

  Gregory R. Schriefer was appointed Executive Vice President of the Company in March 1997. He was appointed Executive Vice President of Essex in October 1996. He was Vice President and General Manager of Building Wire Products from September 1995 to October 1996 and was Vice President, Manufacturing of the Wire and Cable Division from April 1994 to September 1995. Mr. Schriefer has been employed in various positions with the Company since 1981.

  William Lee Lyons Brown, Jr. has been a director of the Company since July 22, 1997. Mr. Brown served as Chairman of the Board of Brown-Forman Corporation ("Brown-Forman"), a diversified producer and marketer of fine consumer products, until his retirement in 1995 and remained a director thereof until 1996. He also served as Chief Executive Officer of Brown-Forman from 1975 until 1993. Mr. Brown is a director of the Pennzoil Company and Westvaco Corporation. He is also a member of the Board of Trustees of the Winterthur Museum as well as the World Monument Fund and a member of the Trustees' Council of the Council of the National Gallery of Art.

  Rodney A. Cohen has been a director of the Company since March 1996. Mr. Cohen is the sole shareholder of a corporation that is a member of the limited liability company that is the general partner of the partnerships comprising BH Group and certain affiliated investment partnerships. Since July 1993, Mr. Cohen has been a principal of a partnership affiliated with BHLP, to which Essex and the Company paid the fees described in "Certain Relationships and Related Party Transactions". From September 1991 to July 1993, he was a principal of Bessemer Securities Corporation ("BSC"), a principal limited partner in the partnerships comprising BH Group. Prior to joining BSC, Mr. Cohen was an associate in the Mergers and Acquisitions Department of Morgan Stanley & Co. Incorporated. Mr. Cohen is also a director of a number of private companies. Mr. Cohen was nominated to the Board by BH Group.

  Edward O. Gaylord has been a director of the Company since July 22, 1997. Mr. Gaylord has served as the Chairman of the Board of EOTT Energy Corp., an oil trading and transportation firm, since January 1993 and also operates Gaylord & Company, a private venture capital firm based in Houston, Texas. He served as Chairman and Chief Executive Officer of Presto Industries, Inc., a plastics manufacturer, from 1985 to 1988, and prior thereto served as President and Chief Executive Officer of Distributions Systems Inc., a petroleum and chemical trucking and storage terminal firm in Houston. Mr. Gaylord is a director of the Houston Branch of the Federal Reserve Bank of Dallas, Imperial Holly Corporation, Kinder Morgan G.P. Inc., Seneca Foods Corporation and the National Museum of Natural History, Smithsonian Institution, and a trustee of MD Anderson Hospital, Baylor College of Medicine and the Houston Ballet.

  Stuart S. Janney, III was elected a director of the Company in March 1997. Mr. Janney was elected in January 1995 as Chairman of the Board of Directors of BSC, the Bessemer Group Incorporated, Bessemer Trust Company, N.A. and Bessemer Trust Company of Florida. Mr. Janney was elected to the Board of Managers of Bessemer Securities LLC ("BSLLC") in June 1996. BSLLC is a principal limited partner in one of, and BSC is a principal limited partner in, the partnerships comprising the BH Group. Prior to January 1995, Mr. Janney was with Alex. Brown & Sons Incorporated, where he spent nine years, most recently as Managing Director and head of asset management. Mr. Janney is a director of Graphic Controls Corporation and a number of private companies, foundations and institutions. Mr. Janney was nominated to the Board by BH Group.

  Robert D. Lindsay is the sole shareholder and president of a corporation that is a manager of the limited liability company that is the general partner of the partnerships comprising BH Group and certain affiliated investment partnerships. He is also the sole shareholder of a corporation that is a general partner of the partnership affiliated with BHLP to which the Company paid the fees described in "Certain Relationships and Related Party Transactions". Mr. Lindsay was a Managing Director of BSC from January 1991 to June 1993. Prior to joining BSC, Mr. Lindsay was a Managing Director in the Merchant Banking Division of Morgan Stanley & Co. Incorporated. He is a director of several private companies. Mr. Lindsay has been a director of the Company since October 1992. Mr. Lindsay was nominated to the Board by BH Group.

  Ward W. Woods is Chairman of the Board of Directors of Essex International. Mr. Woods is the sole shareholder and president of a corporation that is the principal manager of the limited liability company that is the general partner of each of the partnerships comprising BH Group and certain affiliated investment partnerships. He is also the sole shareholder of a corporation that is the managing general partner of the partnership affiliated with BHLP to which the Company paid the fees described in "Certain Relationships and Related Party Transactions". Mr. Woods is President and Chief Executive Officer of BSLLC and BSC. Mr. Woods joined BSC in 1989. For ten years prior to joining BSC, Mr. Woods was a senior partner of Lazard Freres & Co. LLC, an investment banking firm. He is a director of Boise Cascade Corporation, Graphic Controls Corporation, Kelley Oil & Gas Corporation and several private companies. Mr. Woods has been a director of the Company since October 1992. Mr. Woods was nominated to the Board by BH Group.

  Each of the current executive officers of the Company is listed above.

COMMITTEES OF THE BOARD OF DIRECTORS

  The Company has established an Executive Committee consisting of Messrs. Abbott, Lindsay and Woods, a Compensation Committee consisting of Messrs. Brown, Cohen, Lindsay and Woods, a Stock Option Committee consisting of Messrs. Brown, Gaylord and Janney and an Audit Committee consisting of Messrs. Brown, Gaylord and Janney.

  The Executive Committee has all powers and rights necessary to exercise the full authority of the Board of Directors in the management of the business and affairs of the Company when necessary in between meetings of the Board of Directors.

  The Compensation Committee has the responsibility of reviewing the performance of the executive officers of the Company and recommending to the Board of Directors of the Company annual salary and bonus amounts for all executive officers of the Company, based in part on the recommendation of the Chief Executive Officer.

  The Stock Option Committee has the responsibility of (i) reviewing recommendations of the Compensation Committee to award options to purchase Common Stock ("Options") to employees of the Company, including awards to executive officers and (ii) making recommendations to the Board of Directors for the award of Options. The Stock Option Committee also reviews the performance of the Chief Executive Officer and recommends to the Board of Directors annual salary and bonus amounts for the Chief Executive Officer. The Stock Option Committee consists of at least two directors who are "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended.

  The Audit Committee has the responsibility of reviewing and supervising the financial controls of the Company. The Audit Committee's responsibilities include (i) making recommendations to the Board of Directors of the Company with respect to the Company's financial statements and the appointment of independent auditors, (ii) reviewing significant audit and accounting policies and practices of the Company, (iii) meeting with the Company's independent public accountants concerning, among other things, the scope of audits and reports and (iv) reviewing the performance of overall accounting and financial controls of the Company.

COMPENSATION OF DIRECTORS

  Non-employee directors are paid an annual stipend of $25,000 per director per year plus $1,000 for attendance at each meeting of the Board of Directors or any committee thereof (which payments may be payable, in whole or in part, in options to purchase shares of Common Stock), plus reimbursement of reasonable out-of-pocket expenses incidental to attendance at such meetings. See "--Stock Option Plan for Nonemployee Directors".

EXECUTIVE COMPENSATION

  Essex International, as a holding company with no business operations of its own, conducts its business through Essex. The executive officers of Essex International receive no compensation for their services to Essex International. Accordingly, the following table presents certain information concerning compensation paid or accrued for services rendered to Essex in all capacities during the three years ended December 31, 1996 for the Chief Executive Officer and the four other most highly compensated executive officers of Essex whose total annual salary and bonus in the last fiscal year exceeded $100,000.

                          SUMMARY COMPENSATION TABLE

                                   ANNUAL           LONG-TERM
                                COMPENSATION   COMPENSATION AWARDS
                               --------------- -------------------
                                                    NUMBER OF
                                                   SECURITIES
                                                   UNDERLYING       ALL OTHER
NAME AND PRINCIPAL             SALARY   BONUS     OPTIONS/SARS     COMPENSATION
POSITION                  YEAR   ($)     ($)           (#)            ($)(A)
------------------        ---- ------- ------- ------------------- ------------
Steven R. Abbott......... 1996 287,993 600,000       125,000          27,531
 President and Chief      1995 193,757 250,000        37,500          12,999
 Executive Officer(b)     1994 182,502 200,000        60,000           8,306
Stanley C. Craft(c)...... 1996 325,008       0             0          15,155
                          1995 310,004 450,000        50,000          27,905
                          1994 293,763 400,000        75,000          22,174
Charles W. McGregor...... 1996 167,001 275,000        40,000          11,356
 Executive Vice President 1995 157,503 210,000        32,500           9,684
                          1994 132,504 165,000        50,000           7,787
David A. Owen............ 1996 167,001 250,000        37,500           9,195
 Executive Vice President
  and                     1995 157,503 185,000        25,000           8,120
 Chief Financial Officer  1994 145,257 165,000        50,000           6,894
Robert J. Faucher........ 1996 167,001 250,000        50,000          11,972
 Executive Vice President 1995 157,503 175,000        25,000          11,356
                          1994 149,379 145,000        50,000           8,568
Gregory R. Schriefer..... 1996 129,510 225,000        57,500          11,062
 Executive Vice President

--------
(a) All Other Compensation in 1996 consists of Company contributions to the defined contribution and deferred compensation plans on behalf of the executive officer and imputed income on excess Company-paid life insurance premiums. The following table identifies and quantifies these amounts for the named executive officers:

                                S.R.    S.C.     C.W.    D.A.   R.J.     G.R.
                               ABBOTT   CRAFT  MCGREGOR  OWEN  FAUCHER SCHRIEFER
                               ------- ------- -------- ------ ------- ---------
   Company matching under the
    defined contribution and
    deferred compensation
    plans....................  $25,700 $ 9,750 $ 8,498  $7,478 $10,335  $10,635
   Imputed income on excess
    life insurance premiums..    1,831   5,405   2,858   1,717   1,637      427
                               ------- ------- -------  ------ -------  -------
   Total.....................  $27,531 $15,155 $11,356  $9,195 $11,972  $11,062
                               ======= ======= =======  ====== =======  =======

(b) Mr. Abbott was appointed President and Chief Executive Officer of the Company and Essex on February 26, 1996.

(c) Mr. Craft served as President and Chief Executive Officer of the Company from October 1992 until February 26, 1996, and also of Essex from March 1992 until February 26, 1996.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                                             POTENTIAL REALIZABLE
                                                                                     VALUE
                                                                                      AT
                                                                                ASSUMED ANNUAL
                                                                                   RATES OF
                                                                                  STOCK PRICE
                                                                               APPRECIATION FOR
                                          INDIVIDUAL GRANTS                     OPTION TERM (A)
                         --------------------------------------------------- ---------------------
                          NUMBER OF     % OF TOTAL
                          SECURITIES   OPTIONS/SARS
                          UNDERLYING    GRANTED TO
                         OPTIONS/SARS  EMPLOYEES IN   EXERCISE OR
                           GRANTED    RESPECT OF LAST BASE PRICE  EXPIRATION
NAME                        (#)(B)      FISCAL YEAR     ($/SH)       DATE     5% ($)     10% ($)
----                     ------------ --------------- ----------- ---------- --------- -----------
Steven R. Abbott........   125,000         15.3          10.00     1/30/07     786,118   1,992,178
Stanley C. Craft........         0            0            --          --            0           0
Charles W. McGregor.....    40,000          4.9          10.00     1/30/07     251,558     637,497
David A. Owen...........    37,500          4.6          10.00     1/30/07     235,835     597,653
Robert J. Faucher.......    50,000          6.1          10.00     1/30/07     314,447     796,871
Gregory R. Schriefer....    57,500          7.0          10.00          (c)    361,614     916,402

--------
(a) The potential realizable value assumes a per-share market price at the time of the grant to be approximately $10.00 with an assumed rate of appreciation of 5% and 10%, respectively, compounded annually for 10 years. These values are provided pursuant to the rules and regulations of the Commission. No assurance can be given as to the appreciation, if any, of the Common Stock.

(b) In October 1996 options to purchase 87,500 shares of Common Stock were granted. Such options become exercisable on October 1, 1999. In January 1997 options to purchase 730,000 shares of Common Stock were granted to maintain management's equity interest in the Company as a result of the increase in total Common Stock outstanding following the 1996 Private Offering and in respect of performance for the year ended December 31, 1996 (see "--Stock Option Plan"). Such options become exercisable on January 30, 1998.

(c) Options to purchase 25,000 and 32,500 shares of Common Stock granted in October 1996 and January 1997, respectively, expire on October 1, 2006 and January 30, 2007, respectively.

  The following table details the December 31, 1996, year-end estimated value of each named executive officer's unexercised stock options. All unexercised options are to purchase the number of shares of Common Stock indicated, although the Board of Directors may require that, in lieu of the exercise of any Roll-over Options (as defined under "--Stock Option Plan"), such options be surrendered without payment of the exercise price, in which case the number of shares issuable upon exercise of such Roll-over Options shall be reduced by the quotient of (A) the aggregate exercise price otherwise payable upon such exercise and (B) the amount paid for each share of the Company's common stock in the Acquisition, in each case as adjusted for any stock splits or other similar corporate transactions. See "--Stock Option Plan".

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                        AND YEAR-END OPTION/SAR VALUES

                                                   NUMBER OF SECURITIES  VALUE OF UNEXERCISED
                                                  UNDERLYING UNEXERCISED     IN-THE-MONEY
                           SHARES                    OPTIONS/SARS AT       OPTIONS/SARS AT
                         ACQUIRED ON                   YEAR-END (#)          YEAR-END ($)
                          EXERCISE      VALUE        EXERCISABLE (E)/      EXERCISABLE (E)/
NAME                         (#)     REALIZED ($)  UNEXERCISABLE (U)(A)  UNEXERCISABLE (U)(B)
----                     ----------- ------------ ---------------------- --------------------
Steven R. Abbott........     --          --             149,000(E)           1,141,811(E)
                                                        222,500(U)             417,774(U)
Stanley C. Craft........     --          --             311,500(E)           2,413,197(E)
                                                        125,000(U)             535,608(U)
Charles W. McGregor.....     --          --              35,250(E)             233,561(E)
                                                        122,500(U)             353,501(U)
David A. Owen...........     --          --              38,500(E)             258,811(E)
                                                        112,500(U)             321,365(U)
Robert J. Faucher.......     --          --              85,000(E)             624,811(E)
                                                        125,000(U)             321,365(U)
Gregory R. Schriefer....     --          --              10,225(E)              80,550(E)
                                                         67,500(U)              42,840(U)

--------
(a) The options to purchase Common Stock granted in 1997 with respect to the 1996 Private Offering and 1996 performance become exercisable on January 30, 1998. The options to purchase Common Stock granted in 1995 and 1996 become exercisable three years from the date of grant. All other options granted prior to those issued in 1995 are currently exercisable.

(b) The estimated value of in-the-money stock options held at the end of 1996 assumes a per-share fair market value of approximately $10.00 and per-share exercise prices of $2.00, $2.50 and $5.72, as applicable.

  Pension Plans. The Company provides benefits under a defined benefit pension plan (the "Pension Plan") and a supplemental executive retirement plan (the "SERP"). The following table illustrates the estimated annual normal retirement benefits at age 65 that will be payable under the Pension Plan and SERP.

                              PENSION PLAN TABLE

                                                  YEARS OF SERVICE
                                    --------------------------------------------
   REMUNERATION                        15       20       25       30       35
   ------------                     -------- -------- -------- -------- --------
   125,000......................... $ 28,125 $ 37,500 $ 46,875 $ 56,250 $ 65,625
   150,000.........................   33,750   45,000   56,250   67,500   78,750
   175,000.........................   39,375   52,500   65,625   78,750   91,875
   200,000.........................   45,000   60,000   75,000   90,000  105,000
   225,000.........................   50,625   67,500   84,375  101,250  118,125
   250,000.........................   56,250   75,000   93,750  112,500  131,250
   300,000.........................   67,500   90,000  112,500  135,000  157,500
   400,000.........................   90,000  120,000  150,000  180,000  210,000
   450,000.........................  101,250  135,000  168,750  202,500  236,250
   500,000.........................  112,500  150,000  187,500  225,000  262,500

  The remuneration utilized in calculating the benefits payable under the Pension Plan and the SERP is the compensation reported in the Summary Compensation Table under the captions Salary and Bonus. The formula utilizes the remuneration for the five consecutive plan years within the ten completed calendar years preceding the participant's retirement date that produces the highest final average earnings.

  As of June 30, 1997, the years of credited service under the Pension Plan for each of the executive officers named in the Summary Compensation Table were as follows: Mr. Abbott, twenty-eight years and one month; Mr. Craft, twenty-seven years and eleven months; Mr. Owen, twenty-one years and two months; Mr. McGregor, twenty-seven years and five months; Mr. Faucher, twenty-five years; and Mr. Schriefer, fifteen years and nine months.

  The benefits listed in the Pension Plan Table are based on the formula in the Pension Plan using a straight-life annuity and are subject to an offset of 50% of the participant's annual unreduced Primary Insurance Amount under Social Security. In addition, benefits for credited service for years prior to 1974 are calculated using the formula in effect at that time and would reflect a lesser benefit than outlined in the Pension Plan Table for those years. Benefits under the Pension Plan are also offset by benefits to which the participant is entitled under any defined benefit plan of UTC (other than accrued benefits transferred to the Pension Plan).

STOCK OPTION PLAN

  Grants of options to purchase Common Stock have been made to management and employees of the Company pursuant to, and are subject to the provisions of, an Amended and Restated Stock Option Plan, as amended (the "Stock Option Plan"), and individual stock option agreements. Options granted prior to January 1, 1997 are exercisable: (i) in full, upon the third anniversary of the grant of the options; (ii) in full, upon the death, retirement or disability of the optionee; (iii) in part, upon the occurrence of a Company Sale (as defined below), in which case the option becomes exercisable in a portion equal to the percentage of the Company's then outstanding voting stock transferred pursuant to the transactions constituting the Company Sale; and (iv) in part, upon the sale by BH Group of 25% or more of the then outstanding Common Stock, in which case the option becomes exercisable in a portion equal to the percentage of the Company's then outstanding common stock sold by BH Group pursuant to the sale. Options granted on January 30, 1997, in connection with the Company's 1996 performance and to maintain management's equity interest in the Company as a result of the increase in total Common Stock outstanding following the 1996 Private Offering are exercisable: (i) in full, upon the first anniversary of the grant of the options and (ii) in full or in part, as described in clauses
(ii), (iii) and (iv) of the prior sentence. Options granted after January 30, 1997, will be exercisable: (i) in full, upon the third anniversary of the grant of the options, provided that during the second year the option is outstanding they may be exercised as to not more than one-third (1/3) of the total number of shares covered by the option and during the third year the option is outstanding they may be exercised as to, cumulatively, not more than two-thirds (2/3) of the total number of shares covered by the option, (ii) in full, upon the death, retirement or disability of the optionee and (iii) in full upon the occurrence of a Change-in-Control (as defined below).

  Such options are generally not transferable. For the purposes of the Stock Option Plan, a "Company Sale" is deemed to have occurred if any person (other than BH Group and its affiliates) becomes the beneficial owner of 50% or more of the combined voting power of the Company's securities or acquires substantially all the assets of Essex International or Essex. For the purposes of the Stock Option Plan, "Change-in-Control" has the same meaning as under the Termination Benefits Agreement (as defined under "--Termination Benefits Agreement").

  The Board of Directors of the Company may require that certain options granted in connection with the Acquisition (the "Roll-over Options") be surrendered and cancelled without payment of the exercise price. In this event, the optionee is entitled to receive a number of shares of Common Stock equal to the number specified in the grant, reduced by the quotient of (A) the aggregate exercise price otherwise payable upon such exercise divided by (B) the amount paid for each share of the Company's common stock in the Acquisition, in each case as adjusted for any stock splits or other similar corporate transactions.

STOCK OPTION PLAN FOR NONEMPLOYEE DIRECTORS

  Grants of options to purchase Common Stock will be made to nonemployee directors of the Company pursuant to, and are subject to the provisions of, the Essex International 1997 Stock Option Plan for Nonemployee Directors (the "Stock Option Plan for Nonemployee Directors") and individual stock option agreements. The Stock Option Plan for Nonemployee Directors has not yet been approved by the stockholders of the Company, and a registration statement covering the shares of Common Stock to be issued upon the exercise of the options covered by such plan has not been filed and declared effective by the Commission. The Stock Option Plan for Nonemployee Directors is administered by the Stock Option Committee of the Board of Directors of the Company and will remain in effect until all shares of Common Stock subject to options have been purchased or all unexercised options have expired.

  Options granted on or after August 31, 1997, will be exercisable in full upon grant of the options. Such options will generally not be transferable. Upon a "Change-in-Control" (which has the same meaning as under the Termination Benefits Agreement), any amounts earned for the year in which such event occurs that would otherwise have been paid in the form of options granted under the Stock Option Plan for Nonemployee Directors shall be paid to each participating director in cash.

  The maximum number of shares that may be issued pursuant to options granted under the Stock Option Plan for Nonemployee Directors is 100,000, subject to adjustment due to stock splits, stock dividends, recapitalizations and similar events. Such shares may consist in whole or in part of authorized and unissued shares or treasury shares. If options granted under the Stock Option Plan for Nonemployee Directors expire or are terminated without having been exercised in full, shares underlying such options will be available for future grants under the Stock Option Plan for Nonemployee Directors. As of the date of this Prospectus, no options have been granted pursuant to the Stock Option Plan for Nonemployee Directors.

TERMINATION BENEFITS AGREEMENT

  The Company has entered into agreements dated as of April 11, 1997 (each a "Termination Benefits Agreement"), with each of Messrs. Abbott, Faucher, Lucenta, McGregor, Norton, Owen and Schriefer and with Mrs. Minott (each an "Executive") providing for certain benefits (the "Termination Benefits") if the Executive's employment is terminated by the Company or by the Company's successor following a Change-in-Control (as defined therein) other than termination (a) by reason of the Executive's death, (b) by reason of the Executive's "disability" (as defined therein), (c) as a result of reaching the retirement age of 65 or (d) for "cause" (as defined therein).

  The Company is also obligated to pay Termination Benefits if, following a Change-in-Control during the term of the agreement, the Executive terminates his or her employment for "good reason". Good reason includes: (i) the assignment of duties that are materially inconsistent with the Executive's duties prior to the Change-in-Control; (ii) a reduction in the Executive's annual salary from that in effect immediately prior to the Change-in-Control;
(iii) failure to maintain incentive compensation programs for such Executive;
(iv) failure to maintain benefit programs for such Executive; (v) the relocation of the Executive's place of employment to a place other than the metropolitan area of the Company office where the Executive was located immediately prior to the Change-in-Control, except for required travel on the Company's business in accordance with past practice; (vi) the failure by the Company to obtain an agreement from any successor to assume and agree to perform the Termination Benefits Agreement; (vii) failure to reappoint the Executive to the corporate offices held immediately prior to the Change-in-Control; (viii) a request by the Company or the person obtaining control of the Company in a Change-in-Control for the resignation of the Executive; (ix) if terminated, failure to terminate the Executive's employment in accordance with the Termination Benefits Agreement; (x) any request by the Company for the Executive to participate in an unlawful act and (xi) breach by the Company of any provision of the Termination Benefits Agreement.

  The Termination Benefits consist of a payment from the Company to the Executive of a multiple of the Executive's current annual base salary and incentive compensation bonus paid within the 12 months preceding the Change-in-Control. The multiples are as follows: Mr. Abbott three times; and for the remaining named Executives, two times. The Termination Benefits Agreements run for a two-year term that automatically extends for one additional year prior to the start of the second year of the term until notice that the term will not be extended is provided to the other party. Notwithstanding the prior sentence, the term of the Termination Benefits Agreement will run for two years from the time of any Change-in-Control during the term of the Agreement.

  The Termination Benefits Agreement also provides that the applicable Executive will keep confidential all confidential information of the Company and will not, during the two years following the Executive's termination, solicit any employee of the Company to leave the Company's employment.

  For the purposes of the Termination Benefits Agreements, "Change-in-Control" means the occurrence of any of the following during the term of the agreement:
(a) any person other than the BH Group and its affiliates acquires 35% or more of the voting power or common stock of the Company (other than by an acquisition from or by the Company or any employee benefit plan sponsored by the Company or any Permitted Reorganization (as defined below)) and owns a greater percentage of the voting power or common stock of the Company than does the BH Group and its affiliates; (b) a change in the Company's Board of Directors occurs with the result that the members of the Board on the Effective Date (the "Incumbent Directors") no longer constitute a majority of such Board of Directors, provided that any person becoming a director (other than a director whose initial assumption of office occurs as a result of either an actual or threatened election contest or other threatened solicitation of proxies or consents by or on behalf of a person other than the Board of Directors) whose election or nomination for election was supported by a majority of the then Incumbent Directors shall be considered an Incumbent Director for purposes hereof; (c) the stockholders of the Company approve a reorganization, merger or consolidation of the Company, unless following such transaction, (i) more than 50% of the voting power and common stock of the surviving entity is beneficially owned by the prior stockholders of the Company, in substantially the same proportions as before the transaction, (ii) at least a majority of the Board of Directors of the surviving entity were members of the Incumbent Board prior to such transaction and (iii) no person other than the BH Group acquires 35% or more of the voting power or common stock of the Company and a greater percentage of the voting power or common stock of the Company than has the BH Group and its affiliates (a transaction complying with the requirements of this clause (c) is referred to herein as a "Permitted Reorganization"); or (d) the stockholders of the Company approve the sale of all or substantially all of the property or assets of the Company other than in a Permitted Reorganization. A Change-in-Control will not occur as a result of the Offerings.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth (as of August 12, 1997) certain information regarding the beneficial ownership of Common Stock (i) immediately prior to the Offerings and (ii) as adjusted to reflect the sale of shares in the Offerings (including the full exercise of the Underwriters' over-allotment options) by (a) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock, (b) each of the Company's directors, (c) each named executive officer, (d) all directors and executive officers of the Company as a group and (e) each Selling Stockholder. Unless otherwise noted in the footnotes to the table, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock indicated as being beneficially owned by them.

                                          PRIOR TO OFFERINGS (A)               AFTER THE OFFERINGS
                                          ---------------------- ------------ ----------------------
                                                                 SHARES TO BE
                                           NUMBER OF    PERCENT  SOLD IN THE   NUMBER OF    PERCENT
NAME                                         SHARES    OWNERSHIP  OFFERINGS      SHARES    OWNERSHIP
----                                      ------------ --------- ------------ ------------ ---------
DIRECTORS, EXECUTIVE OFFICERS AND
 PRINCIPAL STOCKHOLDERS:
Steven R. Abbott(b)(c)(d)...............       306,000    1.0             0        306,000    1.0
William Lee Lyons Brown, Jr.(f).........         8,602      *             0          8,602      *
Rodney A. Cohen(f)(g)...................        71,171      *             0         71,171      *
Robert J. Faucher(b)(c)(k)..............     191,488.5      *             0      191,488.5      *
Edward O. Gaylord(i)....................         2,000      *             0          2,000      *
Stuart S. Janney, III(e)................             0      *             0              0      *
Robert D. Lindsay(f)(j).................       690,482    2.4             0        690,482    2.4
Charles W. McGregor(b)(c)(k)............        73,623      *             0         73,623      *
David A. Owen(b)(c)(l)..................        80,914      *             0         80,914      *
Gregory R. Schriefer(b)(c)..............      37,796.5      *             0       37,796.5      *
Ward W. Woods(f)(m).....................     1,134,805    3.9             0      1,134,805    3.9
All directors and executive officers as
 a group (14 persons(n))................  14,262,123.5   48.3             0   14,262,123.5   48.3
Bessemer Holdings, L.P.(o)(p)(q)........    11,547,231   39.6             0     11,547,231   39.6
SELLING STOCKHOLDERS:
The Goldman Sachs Group, L.P.(r)(s).....     2,153,127    7.4     2,153,127              0      0
DLJ International Partners, C.V.(t)(u)..     628,481.5    2.1     628,481.5              0      0
Chase Equity Associates(v)(w)...........     1,114,631    3.8     1,114,631              0      0
WCEP Pte Ltd(x)(y)......................       967,029    3.3       967,029              0      0

--------
 * Represents holdings of less than one percent.
(a) At August 12, 1997 there were 29,151,911 shares of Common Stock outstanding, excluding 392,306.5 shares of Common Stock issuable upon exercise of the Warrants and 2,802,346.5 shares underlying Options. Percentages have been calculated assuming, in the case of each person or group listed, the exercise of all Warrants and Options owned (that are exercisable within sixty days following the date of this Prospectus) by each such person or group, respectively, but not the exercise of any warrants or options owned by any other person or group listed.
(b) Pursuant to the terms of certain option agreements, the aggregate number of shares issuable upon exercise of certain options can be reduced. See "Management--Stock Option Plan".
(c) The address for each of these beneficial owners is c/o Essex International Inc., 1601 Wall Street, Fort Wayne, IN 46802.
(d) Includes 149,000 shares issuable upon exercise of options held by Mr. Abbott, 136,500 of which, pursuant to the applicable option agreement, may be reduced to 88,076 shares.
(e) The address for Mr. Brown is 501 Fourth Avenue, Louisville, KY 40202.
(f) The address for each of these directors is c/o BHLP, 630 Fifth Avenue, New York, NY 10111.
(g) All these shares are held for the benefit of Mr. Cohen and his family by entities controlled by Mr. Cohen.
(h) Includes 85,000 shares issuable upon exercise of options held by Mr. Faucher, 72,500 of which, pursuant to the applicable option agreement, may be reduced to 45,598 shares.
(i) The address for Mr. Gaylord is 5851 San Felipe, Suite 900, Houston, TX
    77057.

(j) Includes 545,040 shares held for the benefit of Mr. Lindsay and his family by entities controlled by Mr. Lindsay.
(k) Includes 35,250 shares issuable upon exercise of options held by Mr. McGregor, 22,750 of which, pursuant to the applicable option agreement, may be reduced to 14,438.5 shares.
(l) Includes 38,500 shares issuable upon exercise of options held by Mr. Owen, 26,000 of which, pursuant to the applicable option agreement, may be reduced to 16,420 shares.
(m) Includes 874,234 shares held for the benefit of Mr. Woods and his family by entities controlled by Mr. Woods.
(n) Consists of the 11,547,231 shares of Common Stock owned by BH Group, that, together with the shares described below, may be deemed to be beneficially owned by Messrs. Woods, Lindsay and Cohen (which beneficial ownership is disclaimed by Messrs. Woods, Lindsay and Cohen--see footnote (o) below), 455,807.5 shares of Common Stock owned by the executive officers of Essex International included in this group, 1,907,060 shares of Common Stock owned by the directors of Essex International included in this group (other than Mr. Abbott) and 352,025 shares of Common Stock issuable to the executive officers of Essex International included in this group upon exercise of options that, pursuant to the applicable option agreements, may be reduced to 242,701 shares.
(o) BHLP is a limited partnership the only activity of which is to make private structured investments. The primary limited partner of BHLP is BSC. Each of Messrs. Woods and Lindsay, directors of the Company, and Mr. Michael B. Rothfeld, is a sole shareholder of a corporation that is a manager and controls a family partnership that is a member of the limited liability company that is the sole general partner of BHLP. Mr. Cohen, a director of the Company, is the sole shareholder of a corporation that is also a member of that limited liability company. That limited liability company is also the sole general partner of Bessec Holdings, L.P. ("Bessec"), a limited partnership that holds 230,328 additional shares of Common Stock (see footnote (p) below). Mr. Janney is a director of BSC and a manager of BSLLC. BSC is a principal limited partner of BHLP and Bessec. BSLLC is a principal limited partner of Bessec. In addition, Messrs. Woods, Lindsay and Rothfeld are the sole shareholders of corporations that are the general partners of, and Mr. Cohen is a principal of, the partnership affiliated with BHLP to which the Company paid the fees described in "Certain Relationships and Related Party Transactions". Mr. Woods is the President and Chief Executive Officer of BSLLC and BSC. Each of Messrs. Woods, Lindsay, Rothfeld and Cohen disclaims beneficial ownership of the shares of Common Stock owned or controlled by BHLP and Bessec.
(p) The share ownership figure for BHLP includes 230,328 shares held by Bessec.
(q) The address for BHLP and Bessec is 630 Fifth Avenue, New York, NY 10111.
(r) Represents in the aggregate 2,153,127 shares of Common Stock owned by the GS Partnerships, of which affiliates of The Goldman Sachs Group, L.P. ("GS Group") are the general partner or managing general partner, including (i) 2,107,621 shares of Common Stock owned by GS Capital Partners, L.P., (ii) 28,396 shares of Common Stock owned by Stone Street Fund 1992, L.P. and
    (iii) 17,110 shares of Common Stock owned by Bridge Street Fund 1992, L.P. The GS Partnerships share voting and investment authority with certain of their affiliates. In addition, Goldman Sachs, and GS Group indirectly, may be deemed to own beneficially, as of August 12, 1997, 97,814 shares of Common Stock held in client accounts with respect to which Goldman Sachs or employees of Goldman Sachs have voting or investment discretion, or both ("GS Managed Accounts") and 30,500 shares of Common Stock in trading accounts for purposes of making a market in the Common Stock ("GS Trading Accounts"). Goldman Sachs and GS Group each disclaims beneficial ownership of the shares of Common Stock (i) owned by the GS Partnerships to the extent interests in such partnerships are owned by persons other than GS Group and its affiliates, (ii) held in GS Managed Accounts and (iii) GS Trading Accounts. If the Underwriters' over-allotment options are exercised in full, the GS Partnerships will have no shares of Common Stock after the Offerings.
(s) The address for GS Group and the GS Partnerships is 85 Broad Street, New York, NY 10004.
(t) Represents in the aggregate 236,175 shares of Common Stock and Warrants to purchase 392,306.5 shares of Common Stock (which may be reduced to 330,026 shares of Common Stock as a result of the Redemption) owned by DLJ International Partners, C.V. and its affiliates, including (i) 236,175 shares of Common Stock owned by DLJ International Partners, C.V., (ii) Warrants to purchase 215,857 shares of Common Stock owned by DLJ Merchant Banking Partners, L.P., (iii) Warrants to purchase 104,870.5 shares of Common Stock owned by DLJ Merchant Banking Funding, Inc. and (iv) Warrants to purchase 71,579 shares of Common Stock owned by DLJ First ESC, LLC. If the Underwriters' over-allotment options are exercised in full, DLJ International Partners, C.V. and its affiliates will have no shares of Common Stock, and no Warrants, after the Offerings.
(u) The address for DLJ International Partners, C.V. is c/o John P. Gorsiraweg 6, Willemstad, Curacao, Netherlands Antilles, and the address for the other affiliates of DLJSC is 277 Park Avenue, New York, NY 10172.
(v) If the Underwriters' over-allotment options are exercised in full, CEA will have no shares of Common Stock after the Offerings.
(w) The address for CEA is 380 Madison Avenue, New York, NY 10017.
(x) If the Underwriters' over-allotment options are exercised in full, WCEP Pte Ltd will have no shares of Common Stock after the Offerings.
(y) The address of WCEP Pte Ltd a wholly-owned subsidiary of the Government of Singapore Investment Corporation is 250 North Bridge Road, Raffles City Tower, Singapore 179101.

             CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

ADVISORY SERVICES

  The Company incurred advisory fees of approximately $1.0 million for each year during the three-year period ending December 31, 1996, payable to an advisory partnership that is an affiliate of BHLP. Pursuant to an advisory services agreement among Essex International, Essex and the advisory partnership, Essex agreed to pay such affiliate an annual advisory fee of $1.0 million. The agreement is terminable by any party on 30 days prior notice to the other parties. See footnote (j) of "Principal and Selling Stockholders" for a description of the relationship of Messrs. Woods, Lindsay and Cohen, directors of the Company, to such BHLP affiliate.

  Pursuant to an engagement letter dated July 22, 1992, as amended by a letter agreement dated October 9, 1992 (collectively, the "Engagement Letter"), DLJSC and Goldman Sachs acted as underwriters in the offering of the Essex Senior Notes in 1993, and in such capacity received aggregate underwriting discounts and commissions of $5.3 million. Pursuant to the Engagement Letter, DLJSC and Goldman Sachs acted as underwriters in the IPO; the aggregate gross underwriting discounts received by such underwriters in the IPO were $4.4 million. The Engagement Letter, other than the indemnification and contribution obligations thereunder, terminated on April 17, 1997.

WARRANT AGREEMENT

  In connection with the Acquisition, the Company (as successor to B E Acquisition Corporation), the GS Partnerships and DLJ entered into a Warrant Agreement (the "Warrant Agreement"), dated as of October 9, 1992. Set forth below is a summary of certain terms of the Warrant Agreement. This summary does not purport to be complete and is subject to, and is qualified in its entirety by, the Warrant Agreement, which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. Capitalized terms used under this caption but not defined have the meanings given to them in the Warrant Agreement.

  Number. Following the Offerings, there will be 51,152 Warrants outstanding to purchase an equal number of shares of Common Stock (no Warrants will be outstanding if the Underwriters' over-allotment options are exercised in full).

  Exercise Price. The Warrants are exercisable for a cash payment of $5.72 per share.

  Exercisability. The Warrants are exercisable at any time prior to their expiration date.

  Anti-dilution provisions. The Warrant Agreement contains customary anti-dilution provisions, including upon the occurrence of stock dividends or stock splits and stock issuances at less than the Current Market Price (as defined in the Warrant Agreement) or less than the Exercise Price.

  Expiration. The Warrants expire on October 9, 2004.

THE INITIAL PUBLIC OFFERING

  On May 1, 1997, the Company completed the IPO consisting of 6,546,700 shares of Common Stock sold at the initial offering price of $17.00 per share, including 3,546,700 shares sold by certain stockholders (including the GS Partnerships, DLJ and CEA). The net proceeds to the Company, after underwriting commissions and other associated expenses, were approximately $46.0 million, of which $29.5 million was used to repay the Essex Term Loan, and the remaining proceeds were applied to reduce the outstanding indebtedness under the Essex Revolving Credit Agreement.

THE REDEMPTION

  At or prior to the closing of the Offerings, DLJ will sell 341,155 of its Warrants to the Underwriters. DLJ may also sell up to 51,152 Warrants to the Underwriters in connection with the exercise of the Underwriters' over-allotment options. The Warrants obtained by the Underwriters from DLJ will be redeemed by the Company at or prior to the closing of the Offerings for an aggregate of 286,995 shares of Common Stock (or 330,026 shares of Common Stock if the Underwriters' over-allotment option is exercised in full). All such shares of Common Stock obtained by the Underwriters as a result of the redemption of the Warrants will be offered by the Underwriters in the Offerings. Unless the context otherwise requires, shares of Common Stock sold in the Offerings by the Underwriters as a result of the redemption of Warrants are treated as if the corresponding number of shares of Common Stock were sold by DLJ. The redemption of the Warrants by the Company as described in this paragraph is referred to herein as the "Redemption".

  BH Group, the GS Partnerships, DLJ and CEA have various rights to require the registration of their shares of Common Stock. See "Shares Eligible for Future Sale--Registration Rights".

MANAGEMENT STOCKHOLDERS AGREEMENT

  The members of Essex' management who are stockholders of the Company (each a "Management Stockholder") are each parties to the Management Stockholders and Registration Rights Agreement dated as of October 9, 1992, as amended (the "Management Stockholders Agreement"), which relates to the ownership of their Common Stock. All Common Stock held by a Management Stockholder, whether obtained before, as a result of, or subsequent to, the Offerings, is subject to the Management Stockholders Agreement.

  Set forth below is a summary of certain terms of the Management Stockholders Agreement. The summary does not purport to be complete and is subject to, and is qualified in its entirety by, the Management Stockholders Agreement, which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

  Tag-along Rights. Subject to certain exceptions, if at any time BH Group proposes to sell to a third party or parties, directly or indirectly (other than in a public offering), any shares of Common Stock, then provision will be made whereby each Management Stockholder will be given the right to sell an equal proportion of his or her Common Stock to such third party or parties on terms identical to those applicable to such proposed sale.

  Registration Rights. Management Stockholders have the right to "piggyback" or include their Common Stock in any registration of Common Stock (i) demanded by BH Group or any other stockholder (unless the Company is contractually prohibited from granting such piggyback rights) or (ii) for a primary offering by the Company (other than any registration relating to employee benefit or similar plans or acquisitions of companies by the Company), subject to the right of the managing underwriter to restrict the size of the registration if the number of shares requested to be sold by Management Stockholders would have an adverse effect on the offering. BH Group may demand registration of Common Stock held by it at any time.

  Termination. The Management Stockholders Agreement (other than with respect to pending purchases and sales) will terminate thirty days following BH Group and its affiliates ceasing to have beneficial ownership of at least 7,000,000 shares of Common Stock.

LIMITATIONS ON LIABILITY OF OFFICERS AND DIRECTORS

  The Restated Certificate and the By-laws provide broadly for indemnification of the officers and directors of the Company. The Restated Certificate provides that no director shall be personally liable to the Company or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. The effect of the provision in the Restated Certificate is to eliminate the right of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek nonmonetary relief such as an injunction or recession in the event of a breach of a director's duty of care. The By-laws also provide a broad right of indemnification to the directors, officers, employees and agents of the Company. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or officers pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 150,000,000 shares of Common Stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share ("Preferred Stock"). The number of shares of authorized Common Stock or Preferred Stock may, however, at any time be increased or reduced (but not below the number of shares of Common Stock or Preferred Stock outstanding) by the holders of a majority of voting power of the stock of the Company.

PREFERRED STOCK

  No shares of Preferred Stock are currently outstanding and no shares of Preferred Stock will be outstanding immediately after the closing of the Offerings. The Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, qualifications, limitations and restrictions of each such series. Although it presently has no intention to do so, the Board of Directors, without stockholder approval, could issue Preferred Stock with voting, conversion or other rights that could adversely affect the voting power of the holders of Common Stock and that could have certain anti-takeover effects.

COMMON STOCK

  As of June 30, 1997, there were 29,027,762 shares of Common Stock outstanding and held of record by approximately 133 stockholders.

  Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Such stockholders have no right to cumulate their votes in the election of directors. Subject to preferences that may be applicable to any outstanding shares of Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of Preferred Stock. Holders of Common Stock have no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon completion of the Offerings will be, duly authorized, validly issued, fully paid and nonassessable.

  After the consummation of the Offerings, BH Group will beneficially own approximately 39.2% of the Common Stock (36.2% on a fully diluted basis). As long as BH Group continues to own in the aggregate a large percentage of the outstanding shares of Common Stock, BH Group will have the power to elect the entire Board of Directors of the Company and, in general, to determine the outcome of any corporate transaction or other matter submitted to the stockholders for approval, including mergers, consolidations and the sale of all or substantially all of the Company's assets, to prevent or cause a change in control of the Company, and to approve substantially all amendments to the Restated Certificate. See "Risk Factors--Principal Stockholders".

CERTAIN ANTI-TAKEOVER MATTERS

  The Restated Certificate and By-laws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Board of Directors rather than pursue non-negotiated takeover attempts. These provisions include:

  Classified Board of Directors. The Restated Certificate provides for a Board of Directors divided into three classes, with one class to be elected each year to serve for a three-year term. As a result, at least two annual meetings of stockholders may be required for the stockholders to change a majority of the Board of Directors. In addition, the stockholders of the Company can only remove directors for cause. The classification of directors and the inability of stockholders to remove directors without cause will make it more difficult to change the composition of the Board of Directors, but will promote a continuity of existing management.

  Advance Notice Requirements. The By-laws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of stockholders of the Company. These procedures provide that notice of such stockholder proposals must be timely given in writing to the Secretary of the Company prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at the principal executive offices of the Company not less than 60 days nor more than 90 days prior to the meeting. The notice must contain certain information specified in the By-laws.

  Special Meetings of Stockholders. The By-laws deny stockholders the right to call a special meeting of stockholders. The By-laws provide that special meetings of the stockholders may be called only by the Company's Chief Executive Officer or a majority of the Board of Directors.

  Written Consent of Stockholders. The Restated Certificate requires all stockholder actions to be taken by a vote of the stockholders at an annual or special meeting, unless the action is approved by a majority of the Board of Directors. In case of such approval, the action may be taken by written consent of the number of stockholders otherwise required for approval of such action, subject to compliance with the notice and other requirements of the Restated Certificate and By-laws.

  Amendment of By-laws and Charter. The By-laws and the Restated Certificate require the approval of 66 2/3% of the voting shares for amending any By-law or those provisions of the Restated Certificate described in this section. These provisions will make it more difficult to dilute the anti-takeover effects of the By-laws and Restated Certificate.

  Blank Check Preferred Stock. The Restated Certificate provides for 5,000,000 authorized shares of Preferred Stock, none of which has been issued. The existence of authorized but unissued Preferred Stock may enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the Board of Directors were to determine that a takeover proposal is not in the Company's best interests, the Board of Directors could cause shares of Preferred Stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, the Restated Certificate grants the Board of Directors broad power to establish the rights and preferences of authorized and unissued Preferred Stock. The issuance of shares of Preferred Stock pursuant to the Board of Directors' authority described above could decrease the amount of earnings and assets available for distribution to holders of Common Stock and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change in control of the Company. The Board of Directors currently does not intend to seek stockholder approval prior to any issuance of Preferred Stock, unless otherwise required by law.

LISTING

  The Common Stock is listed on the NYSE under the trading symbol "SXC".

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is The Bank of New York. Its address is 101 Barclay Street, New York, NY 10286, and its telephone number is (212) 815-2454.

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

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

RESTATED CREDIT AGREEMENT

  In October 1996, Essex International and Essex entered into the Essex Revolving Credit Agreement with the lenders named therein and The Chase Manhattan Bank, as Administrative Agent. The Essex Revolving Credit Agreement was amended and restated as the Restated Credit Agreement, effective as of April 23, 1997.

  Set forth below is a summary of certain terms of the Restated Credit Agreement. The summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Restated Credit Agreement, which is included as an exhibit to the Registration Statement of which this Prospectus is part. For the purposes of the following discussion, capitalized terms used therein and not otherwise defined have the meanings given to them in the Restated Credit Agreement.

  General. The Restated Credit Agreement provides for up to $370.0 million in revolving loans, subject to specified percentages of eligible assets and reduced by outstanding borrowings under the Company's Canadian Credit Agreement and unsecured bank lines of credit. The Restated Credit Agreement also provides a $25.0 million letter of credit subfacility and terminates on October 31, 2001. As of June 30, 1997, the Company had $109.4 million of undrawn capacity based upon a Borrowing Base of $323.0 million, reduced by outstanding borrowings under (i) the Restated Credit Agreement ($185.0 million), (ii) unsecured bank lines of credit ($21.0 million) and (iii) the Canadian Credit Agreement ($7.6 million).

  The Restated Credit Agreement is secured by all the capital stock of Essex and substantially all the Company's assets and real property.

  Prepayments. The Restated Credit Agreement may be repaid by the Company at any time without penalty. The Restated Credit Agreement is subject to mandatory prepayment if certain amounts outstanding under the Restated Credit Agreement exceed the Borrowing Base or the Senior Note Indenture Revolving Credit Incurrence Limit. At June 30, 1997, the Borrowing Base was $323.0 million and the Senior Note Indenture Revolving Credit Incurrence Limit was $314.5 million.

  Interest Rate. Loans under the Restated Credit Agreement bear interest at rates, depending on the type of loan incurred, of (i) adjusted LIBOR plus a spread based on a specified leverage ratio, which spread ranges from 0.375% to 1.500% or (ii) bank prime plus a spread based on a specified leverage ratio, which spread ranges from 0% to 0.500%. The spread over the LIBOR and prime rates can be reduced to 0.375 and 0%, respectively, if a certain specified leverage ratio is achieved.

  Fees. Commitment fees during the revolving loan period are 0.125%, 0.150%, 0.200%, 0.250%, 0.300%, or 0.375% of the average daily unused portion of the available credit based upon the Company's Leverage Ratio. The Company's Leverage Ratio as of June 30, 1997, was 2.20 to 1.00.

  Negative Covenants. The Company is required to maintain a ratio of Consolidated Current Assets to Consolidated Current Liabilities of 2.00 to
1.00. As of June 30, 1997, this ratio was 2.97 to 1.00. The Company is required to maintain Consolidated Net Worth of not less than the sum of, subject to certain adjustments, (a) $80 million, (b) 50% of the Company's Consolidated Net Income, (c) 100% of the Net Cash Proceeds of any Common Equity Offering by the Company and (d) 100% of any capital contribution made to the Company by one of its stockholders. As of June 30, 1997, the Company's Consolidated Net Worth was $248.6 million or 141% of that required to be maintained.


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

  The Restated Credit Agreement also requires the maintenance of an Interest Coverage Ratio of not less than 2.00 to 1.00, a Leverage Ratio prior to March 31, 1998, of not more than 5.00 to 1.00 decreasing to 4.00 to 1.00 by March 31, 2000, and a Senior Secured Leverage Ratio prior to March 31, 1998, of not more than 3.00 to 1.00 decreasing to 2.25 to 1.00 by March 31, 2000. As of June 30, 1997, the Company's Interest Coverage Ratio, Leverage Ratio and Senior Secured Leverage Ratio were 4.87 to 1.00, 2.20 to 1.00 and 1.08 to 1.00, respectively.

  The Restated Credit Agreement contains other customary covenants, including covenants on the incurrence of indebtedness, liens and guarantees, mergers, sales of assets, lease obligations, investments and, with certain exceptions, prepayment of indebtedness and transactions with affiliates. Capital Expenditures are generally limited to $40.0 million per year plus any unspent carry over from prior years. The Restated Credit Agreement also restricts the payment of dividends by Essex to the Company and prohibits the payment of dividends by Essex International to its stockholders.

  Events of Default. The Restated Credit Agreement contains customary events of default, including a failure to pay principal or interest, a material inaccuracy of a representation or warranty, a failure to comply with certain covenants, a default on other indebtedness in excess of $5.0 million, any Security Document ceasing to be in full force and effect and the entry of certain unbonded or unstayed judgments or decrees against the Company of $2.0 million or more. In addition, it is an event of default (i) if BH Group and its affiliates beneficially own less than 20%, on a fully diluted basis, of the voting power for the election of directors of the Company, (ii) if any person or group (other than BH Group and its affiliates), has the power to vote a greater percentage of the voting power for the election of directors of the Company than does the BH Group and its affiliates, (iii) if any person or group, other than a group consisting solely of BH Group and its affiliates, DLJ, the GS Partnerships and certain officers or employees of the Company have acquired the power to exercise a controlling influence over the management of policies of the Company or (iv) if a Change of Control (as defined in the Essex Senior Note Indenture) occurs. In the case of an event of default, all revolving credit commitments may terminate and all amounts outstanding under the Essex Revolving Credit Agreement may become due and payable. The Offerings will not trigger an event of default.

SENIOR NOTES

  In May 1993, Essex issued $200 million aggregate principal amount of notes (the "Essex Senior Notes") pursuant to an indenture (the "Essex Senior Note Indenture") between Essex and NBD Bank, National Association, as trustee. Set forth below is a summary of certain terms of the Essex Senior Note Indenture. The summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Essex Senior Note Indenture, which is included as an exhibit to the Registration Statement of which this Prospectus is part. For the purposes of the following discussion, capitalized terms used therein and not otherwise defined have the meanings given to them in the Essex Senior Note Indenture.

  General. The Essex Senior Notes bear interest at 10% per annum, payable semiannually and are due in May 2003. The Essex Senior Notes are general unsecured obligations of Essex limited to $200 million aggregate principal amount.

  Redemption. At the option of the Company, the Essex Senior Notes may be redeemed, commencing in May 1998, in whole or in part, at redemption prices ranging from 103.75% in 1998 to 100% in 2001, in each case plus accrued and unpaid interest.

  Covenants. The Essex Senior Note Indenture contains customary covenants. The Essex Senior Note Indenture restricts the incurrence of Debt by the Company unless the Company has an EBITDA Coverage Ratio of greater than 2.0 to 1.0 or unless another exemption is available. At June 30, 1997, the Company had a
4.87 to 1.0 EBITDA Coverage Ratio. The Essex Senior Note Indenture also restricts the issuance of Debt by each of the Company's subsidiaries to the sum of (i) 50% of the

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

book value of such subsidiary's inventory (before giving effect to any LIFO Reserve) and (ii) 80% of the book value of such subsidiary's accounts receivable (subject to certain exceptions). At June 30, 1997, Essex could have incurred $314.5 million of Debt under such provision. Dividends, distributions and repurchases of capital stock also are limited under the Essex Senior Note Indenture to 50% of the Company's Consolidated Net Income plus the Net Cash Proceeds of certain equity issuances. At June 30, 1997, the Company could not have paid any dividends due to the Limitation on Restricted Payments provision. The Essex Senior Note Indenture also restricts the incurrence of secured debt, sale and leaseback transactions, sales of assets and transactions with affiliates.

  Events of Default. The Essex Senior Note Indenture contains customary events of default, including a failure to pay principal or interest, a payment default with respect to, or the acceleration of, other indebtedness in excess of $10.0 million, the entry of certain unstayed judgments in excess of $10.0 million and certain events of bankruptcy or insolvency.

  Change of Control. Upon a Change in Control (as defined below), each holder of the Essex Senior Notes will have the right to require Essex to repurchase all or any part of such holder's Senior Notes at a repurchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest. "Change of Control" is defined in the Essex Senior Note Indenture as (i) the acquisition by any person (other than BH Group and its affiliates, the GS Partnerships, DLJ and certain other stockholders) of more than 35% of the Company's Voting Stock or (ii) during any two-year period, the directors who were on the Company's Board of Directors at the beginning of such period (and any directors elected by, or whose nomination was approved by, the Board) ceasing for any reason to constitute a majority of the Board then in office. The Offerings will not cause a Change of Control (as defined in the Essex Senior Note Indenture).

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offerings, the Company will have outstanding 29,481,937 shares of Common Stock. In addition, the Company will have outstanding options to purchase up to 2,802,346.5 shares of Common Stock (which pursuant to the applicable option agreements may be reduced to 2,407,749 shares). Of such outstanding shares, 29,044,228 will be freely transferable without restriction or further registration under the Securities Act (pursuant to Rule 144(k) or otherwise), except those shares owned by "affiliates" of the Company (as such term is defined in Rule 144). Upon completion of the Offerings, the BH Group will own 11,547,231 shares of Common Stock. The BH Group is an affiliate of the Company for the purposes of Rule 144 and thus may not transfer such shares in the absence of registration under the Securities Act or pursuant to the restrictions of Rule 144. The remaining 437,709 shares of Common Stock will be "restricted shares" within the meaning of Rule 144 and may not be sold in the absence of registration under the Securities Act or an available exemption therefrom (such as Rule 144).

  The Company, the Selling Stockholders, BH Group, each of the directors of the Company and each of Messrs. Abbott, Faucher, McGregor, Owen and Schriefer have agreed not to sell or otherwise dispose of any shares of Common Stock (subject to certain exceptions) for a period of 90 days after the date of this Prospectus without the prior written consent of Goldman Sachs. See "Underwriting". Following the 90-day period, the 17,156,280 shares of Common Stock held by the BH Group and such other stockholders will be eligible for resale pursuant to Rule 144, including 16,246,181 shares of Common Stock subject to the volume and other resale limitations thereof. Sales of substantial amounts of Common Stock in the public market, under Rule 144, or otherwise, after the Offerings, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Stock.

  In addition, after the 90-day period the BH Group has the right to demand registration under the Securities Act of shares of Common Stock and has the right to have shares of Common Stock included in future registered public offerings of securities by the Company. See "--Registration Rights--BH Group". In addition, the GS Partnerships and DLJ also have certain rights to demand the registration of their shares under the Securities Act (see "--Registration Rights--Other Initial Shareholders--Demand Registration Rights") and certain stockholders have the right to have shares of Common Stock included in future registered public offerings of securities by the Company (see""--Other Initial Shareholders--Piggyback Registration Rights" and "--Registration Rights-- Piggyback Registration Rights"). The registration rights of certain stockholders, particularly the BH Group, could adversely affect the future market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities.

REGISTRATION RIGHTS

  BH GROUP

  Pursuant to the Management Stockholders Agreement, BH Group and certain related parties have the right to require that the Company register any or all of its shares of Common Stock in a registered offering pursuant to the Securities Act. Expenses, other than underwriters discounts and commissions, incurred in connection with such registration are to be paid by the Company. The Company also is required to indemnify BH Group and such related parties against certain liabilities, including liabilities arising under the Securities Act. BH Group is not restricted in the number of times it may require the Company to register its shares of Common Stock.

  Pursuant to the Registration Rights Agreement dated April 14, 1997 (the "BH Group Registration Rights Agreement"), between BH Group, certain related parties and the Company, BH Group has the right to require the Company, at the Company's expense, to prepare and file with the SEC and keep continuously effective, a "shelf" registration statement covering offers and sales in accordance with Rule 415 of the Securities Act, or any similar rule that may be adopted by the SEC, that covers some or all of the Common Stock owned by BH Group and its affiliates, including any shares of Common Stock subsequently acquired by BH Group and its affiliates. While the Company is required under the BH Group Registration Rights Agreement to maintain the shelf registration statement in effect until 90 days after the BH Group and its affiliates ceases to beneficially own more than 10% of the outstanding Common Stock, the Company may for good business reasons impose a 30-day "black-out" period on sales under the registration statement, but no black-out period may occur within 90 days of a prior black-out period and the aggregate of all such black-out periods may not exceed 90 days in any one year. The Company is required to pay all expenses in connection with the registration and is required to indemnify BH Group and its affiliates against certain liabilities, including liabilities arising under the Securities Act.

  After the Offerings, the BH Group Registration Rights Agreement will cover 16,198,937 shares of Common Stock.

  OTHER INITIAL SHAREHOLDERS

  In connection with the Acquisition, DLJ, the GS Partnerships and CEA (together with certain transferees, the "Other Initial Shareholders") entered into a Registration Rights Agreement with the Company (the "Registration Rights Agreement"). Set forth below is a summary of certain terms of the Registration Rights Agreement. The summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Registration Rights Agreement, which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

  Demand Registration Rights. Pursuant to the Registration Rights Agreement, the GS Partnerships and DLJ each have the ability to require (a "Demand") the Company to register any or all of the shares of Common Stock or Warrants held by it in a public offering pursuant to the Securities Act. The GS Partnerships (collectively) and DLJ each have the right to make two Demands plus an additional Demand where the offering includes 10% of the Common Shares outstanding immediately after the Acquisition having an aggregate offering price of at least $35 million. Under certain circumstances, the number of shares and aggregate price requirements discussed in the immediately preceding sentence can be reduced to 7.5% of the Common Stock outstanding immediately after the Acquisition having an aggregate offering price of at least $26.25 million. Demand registrations are subject to the right of the managing underwriter to restrict the size of the registration if the number of shares and, if applicable, Warrants, requested to be sold could not be sold within a price range acceptable to the selling stockholders.

  Piggyback Registration Rights. Pursuant to the Registration Rights Agreement, the Other Initial Shareholders have the right to "piggyback" or include their Common Stock in any registration of Common Stock made by the Company, subject to the right of the managing underwriter to restrict the size of the registration if the number of shares requested to be sold by the piggyback stockholders would have an adverse effect on the offering.

  The Registration Rights Agreement also provides that the Other Initial Shareholders have the right to piggyback or include their Warrants in any registration made by the Company of warrants to purchase Common Stock, and as of October 9, 1997, the right to piggyback their Warrants in any registration of Common Stock made by the Company, subject in each case to the right of the managing underwriter to restrict the size of the registration if the number of Warrants and shares requested to be sold by the piggyback stockholders would have an adverse effect on the offering.

  Expenses. Expenses, other than underwriters discounts and commissions, incurred in connection with such Demand or piggyback registration pursuant to the Registration Rights Agreement are to be paid by the Company. The Company also has agreed to indemnify the Other Initial Shareholders against certain liabilities, including those arising under the Securities Act.

  Shares Covered. After the consummation of the Offerings, the Demand registration rights in the Registration Rights Agreement will cover 311,535 shares of Common Stock and Warrants to purchase 51,152 shares of Common Stock and the "piggyback" rights in such agreement will cover such shares plus an additional 145,334 shares of Common Stock.

  PIGGYBACK REGISTRATION RIGHTS

  Pursuant to the Management Stockholders Agreement, Management Stockholders have the right to "piggyback" or include certain of their Common Stock in any registration of Common Stock (i) demanded by BH Group (unless the Company is contractually prohibited from granting such piggyback rights) or (ii) for a primary offering by the Company (other than any registration relating to employee benefit or similar plans or acquisitions of companies by the Company), subject to the right of the managing underwriter to restrict the size of the registration if the number of shares requested to be sold by Management Stockholders would have an adverse effect on the offering. Expenses, other than underwriters discounts and commissions, incurred in connection with the piggyback registration are to be paid by the Company.

                CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                 TO NON-UNITED STATES HOLDERS OF COMMON STOCK

GENERAL

  The following is a general discussion of United States Federal income and estate tax consequences of the ownership and disposition of Common Stock by a holder who is not a United States person (a "Non-U.S. Holder"), as defined below. This discussion does not address all aspects of United States Federal income and estate taxes and does not address any foreign, state or local tax consequences. Furthermore, this discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing, temporary and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. Each prospective purchaser of Common Stock is advised to consult a tax advisor with respect to current and possible future United States Federal income and estate tax consequences of holding and disposing of Common Stock as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction. For purposes of this summary, a "U.S. Holder" with respect to Common Stock is (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or of any state thereof (including the District of Columbia), or (iii) an estate or trust the income of which is includable in gross income for United States Federal income tax purposes regardless of its source; and a "Non-U.S. Holder" is any person other than a U.S. Holder.

DISTRIBUTIONS

  Distributions on the shares of Common Stock (other than distributions in redemption of the shares of Common Stock subject to section 302(b) of the
Code) will constitute dividends for United States Federal income tax purposes to the extent paid from current or accumulated earnings and profits of the Company (as determined under United States Federal income tax principles). Dividends paid to a Non-U.S. Holder of Common Stock that are not effectively connected with a U.S. trade or business of the Non-U.S. Holder will be subject to United States withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Moreover, under United States Treasury regulations which are currently in effect, withholding is generally imposed on the gross amount of the distribution, without regard to whether the corporation has sufficient earnings and profits to cause the distribution to be a dividend for Federal income tax purposes. Dividends that are effectively connected with the conduct of a trade or business within the United States or, if a tax treaty applies, are attributable to a U.S. permanent establishment of the non-U.S. Holder, are exempt from United States Federal withholding tax but are subject to United States Federal income tax on a net income basis at applicable graduated individual or corporate rates. Any such dividends effectively connected with the conduct of a trade or business within the United States or attributable to a U.S. permanent establishment received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Certain certification and disclosure requirements must be complied with in order to be exempt from withholding under the effectively connected income or permanent establishment exemptions.

  Under current United States Treasury regulations, dividends paid to an address outside the United States are presumed to be paid to a resident of such country for purposes of the withholding discussed above, and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under proposed United States Treasury regulations (the "Proposed Regulations") not currently in effect, however, a Non-U.S. Holder of Common Stock would be required to satisfy applicable certification and other requirements to qualify for withholding at an applicable treaty rate. The Proposed Regulations would require a Non-U.S. Holder to file a beneficial owner withholding certificate, e.g., a Form W-8, to obtain the lower treaty rate. In addition, under the Proposed Regulations, in the case of Common Stock held by a foreign partnership, (x) the certification requirement would generally be applied to the partners of the partnership and (y) the partnership would be required to provide certain information, including a United States taxpayer identification number. The Proposed Regulations also provide look-through rules for tiered partnerships. The Proposed Regulations would apply to dividends paid after December 31, 1997, subject to certain transitional rules. It is not certain whether, or in what form, the Proposed Regulations will be adopted as final regulations.

  A Non-U.S. Holder of Common Stock may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service (the "IRS").

GAIN ON DISPOSITION OF COMMON STOCK

  A Non-U.S. Holder will generally not be subject to United States Federal income tax with respect to gain recognized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, (ii) in the case of a Non-U.S. Holder who is an individual and holds Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) the Company is or has been a "U.S. real property holding corporation" for United States Federal income tax purposes at any time during the five-year period ending on the date of the disposition, or, if shorter, the period during which the Non-U.S. Holder held the Common Stock (the "applicable period"), and the Non-U.S. Holder owns, actually or constructively, at any time during the applicable period more than five percent of the Common Stock. The Company believes that it is not currently a "U.S. real property holding corporation" for United States Federal income tax purposes.

FEDERAL ESTATE TAX

  Common Stock held by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for United States Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

  Under Treasury regulations, the Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected with a U.S. trade or business in the United States of the Non-U.S. Holder or withholding was reduced or eliminated by an applicable income tax treaty. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

  Backup withholding (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements) will generally not apply to dividends paid to Non-U.S. Holders that either are subject to the U.S. withholding tax, whether at 30% or a reduced treaty rate, or that are exempt from such withholding because such dividends constitute effectively connected income. See discussion under "Distributions" above for rules regarding Proposed Regulations reporting requirements to avoid backup withholding. As a general matter, information reporting and backup withholding will not apply to a payment by or through a foreign office of a foreign broker of the proceeds of a sale of Common Stock effected outside the United States. However, information reporting requirements (but not backup withholding) will apply to a payment by or through a foreign office of a broker of the proceeds of a sale of Common Stock effected outside the United States where that broker (i) is a United States person, (ii) is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or (iii) is a "controlled foreign corporation" as defined in the Code (generally, a foreign corporation controlled by certain United States shareholders), unless the broker has documentary evidence in its records that the holder is a Non-U.S. Holder and certain conditions are met or the holder otherwise establishes an exemption. Payment by a United States office of a broker of the proceeds of a sale of Common Stock is subject to both backup withholding and information reporting unless the holder certifies to the payor in the manner required as to its non-United States status under penalties of perjury or otherwise establishes an exemption.

  Amounts withheld under the backup withholding rules do not constitute a separate United States Federal income tax. Rather, any amounts withheld under the backup withholding rules will be refunded or allowed as a credit against the holder's United States Federal income tax liability, if any, provided the required information or appropriate claim for refund is filed with the IRS.

  THE FOREGOING DISCUSSION IS A SUMMARY OF THE PRINCIPAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF THE COMMON STOCK BY NON-UNITED STATES HOLDERS. ACCORDINGLY, INVESTORS ARE URGED TO CONSULT WITH THEIR TAX ADVISORS WITH RESPECT TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF COMMON STOCK INCLUDING THE APPLICATION AND EFFECT OF THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION.

               INFORMATION REGARDING FORWARD LOOKING STATEMENTS

  This Prospectus, and the Registration Statement of which this Prospectus is a part, contains various forward-looking statements and information that are based on Company management's belief as well as assumptions made by and information currently available to Company management. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those expected. Among the key factors that may be have a direct bearing on the Company's operating results are fluctuations in the economy, successful integration of future acquisitions, demand for the Company's products, the impact of price competition, including the continued strength of building wire pricing and fluctuations in the price of copper and the Company's ability to pass on copper price increases in a timely manner.

                           VALIDITY OF COMMON STOCK

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Cravath, Swaine & Moore, New York, New York, and for the Underwriters by Sullivan & Cromwell, New York, New York.

                                    EXPERTS

  The consolidated financial statements of the Company at December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, a registration statement on Form S-1 (the "Registration Statement") pursuant to the Securities Act of 1933 (the "Securities Act"), covering the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement. Certain parts are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. Statements made in this Prospectus as to the contents of any contract, agreement or other document are summaries of the material terms of such contract, agreement or document. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved. The Registration Statement (including the exhibits and schedules thereto) filed with the Commission by the Company may be inspected and copied (as prescribed rates) at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the regional offices of the Commission maintained at Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company may be inspected without charge at the public reference facilities maintained by the Commission at the addresses set forth above and may also be viewed at the Commission's web site. In addition, the Company will furnish its stockholders with annual reports containing audited financial statements certified by its independent public accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited summary financial information.

                         INDEX TO FINANCIAL STATEMENTS

ESSEX INTERNATIONAL INC.
  Report of Independent Auditors........................................... F-2
  Consolidated Balance Sheets as of December 31, 1996 and 1995 and as of
   June 30, 1997 (unaudited)............................................... F-3
  Consolidated Statements of Income for each of the three years in the period
   ended December 31, 1996 and for the six months ended June 30, 1997 and
   1996 (unaudited)........................................................ F-4
  Consolidated Statements of Cash Flows for each of the three years in the period
   ended December 31, 1996 and for the six months ended June 30, 1997 and
   1996 (unaudited)........................................................ F-5
  Notes to Consolidated Financial Statements............................... F-6

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors Essex International Inc.

  We have audited the accompanying consolidated balance sheets of Essex International Inc. (formerly known as BCP/Essex Holdings Inc.) as of December 31, 1996 and 1995 and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Essex International Inc. at December 31, 1996 and 1995 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Indianapolis, Indiana
January 28, 1997, except
for Note 13, as to which
the date is February 19,
1997.

                            ESSEX INTERNATIONAL INC.

                          CONSOLIDATED BALANCE SHEETS
                            IN THOUSANDS OF DOLLARS

                                                   DECEMBER 31,
                                                 ------------------   JUNE 30,
                                                   1995      1996       1997
                                                 --------  --------  -----------
                                                                     (UNAUDITED)
                             ASSETS
Current assets:
 Cash and cash equivalents.....................  $  3,195  $  4,429   $  8,497
 Accounts receivable (net of allowance of
  $3,930, $5,239 and $5,872)...................   154,584   189,717    229,457
 Inventories...................................   166,076   217,643    234,135
 Other current assets..........................    10,545    12,147      9,404
                                                 --------  --------   --------
   Total current assets........................   334,400   423,936    481,493
Property, plant and equipment, net.............   270,546   280,489    276,895
Excess of cost over net assets acquired (net of
 accumulated
 amortization of $13,221, $17,388 and
 $19,491)......................................   129,943   126,619    125,044
Other intangible assets and deferred costs (net
 of accumulated amortization of $3,102, $4,501
 and $4,003)...................................     9,187     7,417      6,134
Other assets...................................     1,987     4,294      6,150
                                                 --------  --------   --------
                                                 $746,063  $842,755   $895,716
                                                 ========  ========   ========
              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Notes payable to bank.........................  $ 11,760  $ 30,913   $ 28,607
 Current portion of long-term debt.............    24,734    11,576      2,500
 Accounts payable..............................    66,797    71,243     64,345
 Accrued liabilities...........................    44,598    63,346     67,361
 Deferred income taxes.........................    15,345    15,151     14,080
                                                 --------  --------   --------
   Total current liabilities...................   163,234   192,229    176,893
Long-term debt.................................   388,016   421,340    402,500
Deferred income taxes..........................    66,809    58,043     52,900
Other long-term liabilities....................    10,081    12,427     14,800
Redeemable preferred stock ($0.01 par value,
 shares outstanding,
 1995--2,033,782 and 1996--none)...............    48,820       --         --
Common stock subject to put ($0.01 par value,
 shares outstanding, 1995--840,393 and 1996--
 1,262,602)....................................     4,803    12,626        --
Stockholders' equity:
 Common stock ($0.01 par value, shares
  outstanding,
  1995--16,818,707, 1996--22,793,955.5, and
  1997--29,027,762, respectively)..............       168       228        290
  Additional paid-in capital...................    85,779   139,145    199,160
  Carry-over of Predecessor basis..............   (15,259)  (15,259)   (15,259)
  Retained earnings (deficit)..................    (6,388)   21,976     64,432
                                                 --------  --------   --------
Total stockholders' equity.....................    64,300   146,090    248,623
                                                 --------  --------   --------
                                                 $746,063  $842,755   $895,716
                                                 ========  ========   ========

                 See Notes to Consolidated Financial Statements

                            ESSEX INTERNATIONAL INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                 IN THOUSANDS OF DOLLARS, EXCEPT FOR SHARE DATA

                                                                    SIX MONTHS
                              YEAR ENDED DECEMBER 31,              ENDED JUNE 30
                          ----------------------------------  -----------------------
                             1994        1995        1996        1996        1997
                          ----------  ----------  ----------  ----------- -----------
                                                              (UNAUDITED) (UNAUDITED)
Net sales...............  $1,010,075  $1,201,650  $1,332,049   $645,943    $864,109
Cost of goods sold......     846,611   1,030,511   1,102,460    543,293     696,528
Selling and
 administrative
 expenses...............      85,209      93,401     121,054     57,537      75,411
Other expense (income),
 net....................       1,114       1,032       2,045       (197)        (74)
                          ----------  ----------  ----------   --------    --------
Income from operations..      77,141      76,706     106,490     45,310      92,244
Interest expense........      60,155      49,055      39,994     20,324      21,274
                          ----------  ----------  ----------   --------    --------
Income before income
 taxes and extraordinary
 charge.................      16,986      27,651      66,496     24,986      70,970
Provision for income
 taxes..................       9,500      14,380      28,988     11,000      28,300
                          ----------  ----------  ----------   --------    --------
Income before
 extraordinary charge...       7,486      13,271      37,508     13,986      42,670
Extraordinary charge--
 debt retirement, net of
 income tax benefit.....         --        2,971       1,183        --          --
                          ----------  ----------  ----------   --------    --------
Net income..............  $    7,486  $   10,300  $   36,325   $ 13,986    $ 42,670
                          ==========  ==========  ==========   ========    ========
Net income..............  $    7,486  $   10,300  $   36,325   $ 13,986    $ 42,670
Preferred stock
 redemption premium.....         --          --       (4,185)       --          --
Preferred stock dividend
 requirement............      (6,008)     (6,962)     (4,248)    (3,885)        --
Accretion of preferred
 stock..................        (687)       (703)     (2,024)      (358)        --
Increase in fair value
 of common stock subject
 to put.................         --          --       (3,547)       --          --
                          ----------  ----------  ----------   --------    --------
Net income applicable to
 common stock...........  $      791  $    2,635  $   22,321   $  9,743    $ 42,670
                          ==========  ==========  ==========   ========    ========
Pro forma income per
 share:
Pro forma income before
 extraordinary charge...                          $     1.34   $    .50    $   1.46
Extraordinary charge....                                (.04)       --          --
                                                  ----------   --------    --------
Pro forma net income....                          $     1.30   $    .50    $   1.46
                                                  ==========   ========    ========

                 See Notes to Consolidated Financial Statements

                            ESSEX INTERNATIONAL INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            IN THOUSANDS OF DOLLARS

                                                                   SIX MONTHS
                             YEAR ENDED DECEMBER 31,             ENDED JUNE 30,
                          -------------------------------  ---------------------------
                            1994       1995       1996        1996        1997
                          ---------  ---------  ---------  ----------- -----------
                                                           (UNAUDITED) (UNAUDITED)
OPERATING ACTIVITIES
 Net income.............  $   7,486  $  10,300  $  36,325   $  13,986   $  42,670
 Adjustments to
  reconcile net income
  to cash provided by
  (used for) operating
  activities:
  Depreciation and
   amortization.........     31,420     34,205     33,944      16,942      16,699
  Noncash interest
   expense..............     38,813     16,466      1,935       1,171       1,211
  Noncash pension
   expense..............      2,328      1,947      3,021       1,387       1,899
  Provision for losses
   on accounts
   receivable...........      1,332        676      1,175         673         846
  Provision (benefit)
   for deferred income
   taxes................     (8,388)       486     (7,417)     (1,675)     (6,214)
  Loss on disposal of
   property, plant and
   equipment............      1,354      2,610      1,679         243         454
  Loss on repurchase of
   debt.................        187      4,951      1,971         --          --
  Changes in operating
   assets and
   liabilities:
   (Increase) decrease
    in accounts
    receivable..........    (27,160)   (10,665)     6,288     (21,036)    (40,586)
   (Increase) decrease
    in inventories......     (4,515)     3,762    (16,109)     (9,768)    (16,492)
   Increase (decrease)
    in accounts payable
    and accrued
    liabilities.........      6,837     15,193      6,531      (6,197)     (1,366)
   Net (increase)
    decrease in other
    assets and
    liabilities.........     (8,022)     9,823     (4,762)     (8,340)      1,319
                          ---------  ---------  ---------   ---------   ---------
   NET CASH PROVIDED BY
    (USED FOR) OPERATING
    ACTIVITIES..........     41,672     89,754     64,581     (12,614)        440
                          ---------  ---------  ---------   ---------   ---------
INVESTING ACTIVITIES
  Additions to property,
   plant and equipment..    (30,109)   (28,555)   (25,569)     (9,342)    (14,156)
  Proceeds from disposal
   of property, plant
   and equipment........        227      2,419        533         337       3,198
  Acquisitions..........        --     (24,934)   (79,395)     (7,631)        --
  Other investments.....       (236)      (459)      (285)       (362)       (900)
  Issuance of equity
   interest in a
   subsidiary...........        --       1,063        --          --          --
                          ---------  ---------  ---------   ---------   ---------
   NET CASH USED FOR
    INVESTING
    ACTIVITIES..........    (30,118)   (50,466)  (104,716)    (16,998)    (11,858)
                          ---------  ---------  ---------   ---------   ---------
FINANCING ACTIVITIES
  Proceeds from long-
   term debt............    106,000    428,390    493,900      90,200     291,400
  Repayment of long-term
   debt.................   (106,396)  (215,640)  (473,734)    (72,146)   (319,316)
  Proceeds from notes
   payable to banks.....        --     160,030    537,550     265,688     309,634
  Repayment of notes
   payable to banks.....        --    (148,270)  (518,397)   (257,325)   (311,940)
  Repurchase of
   debentures...........     (4,745)  (272,850)       --          --          --
  Debt issuance costs...        --      (4,691)    (2,350)        --          --
  Proceeds from
   exercised stock
   options..............         21        --         --          --          186
  Preferred stock
   redemption...........        --         --     (59,277)        --          --
  Proceeds from issuance
   of common stock......        --         --      63,677         --       46,022
  Common stock
   repurchase...........        --         --         --          --         (500)
                          ---------  ---------  ---------   ---------   ---------
   NET CASH PROVIDED BY
    (USED FOR) FINANCING
    ACTIVITIES..........     (5,120)   (53,031)    41,369      26,417      15,486
                          ---------  ---------  ---------   ---------   ---------
NET INCREASE (DECREASE)
 IN CASH AND CASH
 EQUIVALENTS............      6,434    (13,743)     1,234      (3,195)      4,068
Cash and cash
 equivalents at
 beginning of period....     10,504     16,938      3,195       3,195       4,429
                          ---------  ---------  ---------   ---------   ---------
Cash and cash
 equivalents at end of
 period.................  $  16,938  $   3,195  $   4,429   $     --    $   8,497
                          =========  =========  =========   =========   =========

                 See Notes to Consolidated Financial Statements

                           ESSEX INTERNATIONAL INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA; UNAUDITED WITH RESPECT TO INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND
                                     1997)

NOTE 1 ACQUISITIONS AND SIGNIFICANT ACCOUNTING POLICIES

 Acquisition of Essex and the Company

  On February 29, 1988, MS/Essex Holdings Inc. ("Predecessor" or the "Company"), acquired Essex Group, Inc. ("Essex") from United Technologies Corporation ("UTC") (the "1988 Acquisition"). The outstanding common stock of the Company was beneficially owned by The Morgan Stanley Leveraged Equity Fund II, L.P., certain directors and members of management of the Company and Essex, and others.

  On October 9, 1992, the Company was acquired (the "Acquisition") by merger (the "Merger") of BE Acquisition Corporation ("BE") with and into the Company with the Company surviving under the name BCP/Essex Holdings Inc. which subsequently changed its name to Essex International Inc. ("Successor" or the "Company"). BE was a newly organized Delaware corporation formed for the purpose of effecting the Acquisition. Shareholders of BE included Bessemer Holdings, L.P. (an affiliate and successor in interest to Bessemer Capital Partners, L.P. ("BHLP")), management and other employees of Essex and certain other investors. As a result of the Merger, the stockholders of BE became stockholders of the Company. The effects of the Acquisition and Merger resulted in a new basis of accounting reflecting estimated fair values for assets and liabilities as of October 1, 1992. However, to the extent that the Company's management had a continuing investment interest in the Company's common stock, such fair values and contributed stockholders' equity (denoted as carryover of Predecessor basis on the Consolidated Balance Sheets) were reduced proportionately to reflect the continuing interest (approximately 10%) at the prior historical cost basis.

 Acquisition of Business

  On October 31, 1996, Essex acquired substantially all of the assets and certain liabilities of Triangle Wire and Cable, Inc. of Lincoln, Rhode Island and its Canadian affiliate, FLI Royal Wire and Cable ("Triangle"), related to the sales, marketing, manufacturing and distribution of electrical wire and cable. The acquisition included four manufacturing facilities which produce a broad range of building and industrial wire and cable. The total purchase price for the net assets of Triangle, including acquisition costs, was $71,764. The acquisition was financed from proceeds received under Essex' revolving credit agreement.

  The acquisition was recorded under the purchase method of accounting, and accordingly, the results of operations of Triangle for the two months ended December 31, 1996 and six months ended June 30, 1997 are included in the accompanying consolidated financial statements. The purchase price has been allocated to assets acquired and liabilities assumed based on their respective fair values at the date of acquisition. The allocation of the purchase price, which is preliminary, is summarized as follows:

      Current assets.................................................. $ 73,343
      Property, plant and equipment...................................   14,181
      Current liabilities.............................................  (17,304)
      Deferred taxes..................................................    1,544
                                                                       --------
                                                                       $ 71,764
                                                                       ========

                           ESSEX INTERNATIONAL INC.

NOTE 1 ACQUISITIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

  The following unaudited pro forma consolidated financial information for the Company for 1995 and 1996 is presented assuming the acquisition had occurred on January 1, 1995:

                                                             1995       1996
                                                          ---------- ----------
     Net sales........................................... $1,505,196 $1,561,224
     Income before extraordinary charge..................     11,809     40,049
     Net income..........................................      8,838     38,866
     Net income per share................................ $      .32 $     1.38

  The pro forma consolidated financial information does not purport to present what the Company's consolidated results of operations would actually have been if the acquisition had occurred on January 1, 1995 and is not intended to project future results of operations.

 Consolidation

  The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Essex and Essex' majority-owned subsidiaries. All intercompany accounts and transactions have been eliminated. The Company is a holding company with no operations and has virtually no assets other than its ownership of all the outstanding stock of Essex.

 Use of Estimates

  The consolidated financial statements were prepared in conformity with generally accepted accounting principles thereby requiring management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

 Nature of Operations

  The Company, through Essex, operates in one industry segment. Essex develops, manufactures and markets electrical wire and cable and insulation products. Essex' principal products in order of revenue are: building wire for the construction industry; magnet wire for electromechanical devices such as motors, transformers and electrical controls; voice and data communication wire and cable; automotive wire and specialty wiring assemblies for automobiles and trucks; and industrial wire for applications in construction, appliances and recreational vehicles. Essex' customers are principally located throughout the United States, without significant concentration in any one region or any one customer. Essex performs periodic credit evaluations of its customers' financial condition and generally does not require collateral.

 Cash and Cash Equivalents

  All highly liquid investments with a maturity of three months or less at the date of purchase are considered to be cash equivalents.

 Inventories

  Inventories are stated at cost, determined principally on the last-in, first-out ("LIFO") method, which is not in excess of market.

                           ESSEX INTERNATIONAL INC.

NOTE 1 ACQUISITIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

 Property, Plant and Equipment

  Property, plant and equipment are recorded at cost and depreciated over estimated useful lives using the straight-line method.

 Investments in Joint Venture

  Investments in joint ventures are stated at cost adjusted for the Company's share of undistributed earnings or losses.

 Excess of Cost Over Net Assets Acquired

  Excess of cost over net assets acquired primarily represents the excess of the Company's purchase price over the fair value of the net assets acquired in the Acquisition, and is being amortized by the straight-line method over 35 years. The Company's excess of cost over net assets acquired is assessed for potential impairment whenever existing facts and circumstances indicate the carrying value of those assets may not be recoverable. The assessment process consists of estimating the future undiscounted cash flows of the businesses for which the excess of cost over net assets acquired relates and comparing the resultant amount to their carrying value to determine if an impairment has occurred. If an impairment has occurred, an impairment loss would be recognized for the excess of the carrying value over the fair value, as measured on a discounted cash flow basis, of the excess of cost over net assets acquired.

 Other Intangible Assets and Deferred Costs

  Other intangible assets and deferred costs consist primarily of deferred debt issuance costs and are being amortized over the lives of the applicable debt instruments using the straight line or bonds outstanding method and charged to operations as additional interest expense.

 Other Long-Term Liabilities

  Other long-term liabilities consist primarily of accrued liabilities under the Essex sponsored defined benefit pension plans for salaried and hourly employees and the supplemental executive retirement plan.

 Recognition of Revenue

  Substantially all revenue is recognized at the time the product is shipped.

 Pro forma Net Income Per Share

  Pro forma per share data is computed based upon the weighted average number of common and common equivalent shares, including common stock subject to put outstanding for all periods presented. Common equivalent shares include outstanding stock options and warrants. Common equivalent shares are not included in the per share calculation where the effect of their inclusion would be antidilutive, except that, in accordance with the Securities and Exchange Commission requirements, common and common equivalent shares issued during the twelve-month period immediately preceding the filing of the initial public offering ("IPO") have been included in the calculation of pro forma

                           ESSEX INTERNATIONAL INC.

NOTE 1 ACQUISITIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

income per common and common equivalent share as if they were outstanding for all periods, using the treasury stock method and the initial public offering price. Additionally, because the proceeds of the common stock issued in July 1996 were used to redeem all outstanding preferred stock, the preferred stock dividend requirement and accretion of preferred stock that appear on the income statement as reductions to net income have been excluded.

 Reclassification

  Certain 1994 and 1995 amounts have been reclassified to conform with the current year presentation.

 Unaudited Interim Financial Statements

  The unaudited interim consolidated financial statements contain all adjustments, consisting of normal recurring adjustments, which are, in the opinion of Company management necessary to present fairly the consolidated financial position of the Company as of June 30, 1997, and the consolidated results of operations and cash flows for the six months ended June 30, 1996 and 1997, respectively. Results of operations for the interim periods presented are not necessarily indicative of the results for the full fiscal year.

 Recently Issued Accounting Standards

  In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings Per Share ("FAS 128"), which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary (basic) earnings per share, the dilutive effect of stock options and warrants will be excluded. The impact is expected to result in an increase in pro forma primary (basic) earnings per share for the six months ended June 30, 1996 and 1997 of $.08 and $.19, respectively. The impact of FAS 128 on the calculation of fully diluted earnings per share for these quarters is not expected to be material.

NOTE 2 INVENTORIES

  The components of inventories are as follows:

                                                   DECEMBER 31,
                                                 ------------------   JUNE 30,
                                                   1995      1996       1997
                                                 --------  --------  -----------
                                                                     (UNAUDITED)
     Finished goods............................. $146,821  $171,213   $200,784
     Raw materials and work in process..........   52,366    56,840     56,760
                                                 --------  --------   --------
                                                  199,187   228,053    257,544
     LIFO reserve...............................  (33,111)  (10,410)   (23,409)
                                                 --------  --------   --------
                                                 $166,076  $217,643   $234,135
                                                 ========  ========   ========

  Principal elements of cost included in inventories are copper, other purchased materials, direct labor and manufacturing overhead. Inventories valued using the LIFO method amounted to $161,449, $210,454 and $223,820 at December 31, 1995 and 1996 and June 30, 1997, respectively.

                           ESSEX INTERNATIONAL INC.

NOTE 3 PROPERTY, PLANT AND EQUIPMENT

  The components of property, plant and equipment are as follows:

                                                     DECEMBER 31,
                                                   -----------------  JUNE 30,
                                                     1995     1996      1997
                                                   -------- -------- -----------
                                                                     (UNAUDITED)
     Land......................................... $  8,877 $  9,386  $  9,342
     Buildings and improvements...................   87,704   95,600    92,910
     Machinery and equipment......................  240,257  272,621   279,206
     Construction in process......................   18,049   14,990    18,669
                                                   -------- --------  --------
                                                    354,887  392,597   400,127
     Less accumulated depreciation................   84,341  112,108   123,232
                                                   -------- --------  --------
                                                   $270,546 $280,489  $276,895
                                                   ======== ========  ========

NOTE 4 ACCRUED LIABILITIES

  Accrued liabilities include the following:

                                                      DECEMBER 31,
                                                     ---------------  JUNE 30,
                                                      1995    1996      1997
                                                     ------- ------- -----------
                                                                     (UNAUDITED)
     Salaries, wages and employee benefits.......... $15,566 $20,271   $20,330
     Amounts due customers..........................   5,860  11,381     9,390
     Other..........................................  23,172  31,694    37,641
                                                     ------- -------   -------
                                                     $44,598 $63,346   $67,361
                                                     ======= =======   =======

NOTE 5 LONG-TERM DEBT

  Long-term debt consists of the following:

                                                     DECEMBER 31,
                                                   -----------------  JUNE 30,
                                                     1995     1996      1997
                                                   -------- -------- -----------
                                                                     (UNAUDITED)
     10% Senior notes............................. $200,000 $200,000  $200,000
     Revolving loan...............................  135,000  179,900   185,000
     Term loan....................................   54,000   31,766       --
     Lease obligation.............................   23,750   21,250    20,000
                                                   -------- --------  --------
                                                    412,750  432,916   405,000
     Less current portion.........................   24,734   11,576     2,500
                                                   -------- --------  --------
                                                   $388,016 $421,340  $402,500
                                                   ======== ========  ========

 Essex Bank Financing

  In connection with the Triangle acquisition, Essex terminated its former revolving credit agreement dated as of April 12, 1995 (the "Former Essex Revolving Credit Agreement") and entered into a new revolving credit agreement, dated October 31, 1996, by and among Essex, the Company, the Lenders named therein, and The Chase Manhattan Bank, as administrative agent (the "Essex Revolving Credit Agreement"). The Essex Revolving Credit Agreement expires in 2001 and provides for up to $370,000 in revolving loans, subject to specified percentages of eligible assets, reduced by outstanding

                           ESSEX INTERNATIONAL INC.

NOTE 5 LONG-TERM DEBT (CONTINUED)

borrowings under Essex' Canadian credit agreement and unsecured bank lines of credit ($5,913 and $25,000, respectively, at December 31, 1996), as described below. Essex recognized an extraordinary charge of $1,183 ($1,971 before applicable income tax benefit) in 1996 for the write-off of unamortized deferred debt expense associated with the termination of the Former Essex Revolving Credit Agreement. Essex Revolving Credit Agreement loans bear floating rates of interest, at Essex' option, at bank prime plus 1.25% or a reserve adjusted Eurodollar rate ("LIBOR") plus 2.25%. The effective interest rate can be reduced by 0.25% to 1.50%, in 0.25% increments, if certain specified financial conditions are achieved. Commitment fees during the revolving loan period are .250%, .375% or .5% of the average daily unused portion of the available credit based upon certain specified financial conditions. At December 31, 1995 and 1996, the incremental borrowing rate under the Former Essex Revolving Credit Agreement and the Essex Revolving Credit Agreement, including applicable margins, approximated 9.00% and 8.75%, respectively. Indebtedness under the Essex Revolving Credit Agreement is guaranteed by the Company and all of Essex' subsidiaries, and is secured by a pledge of the capital stock of Essex and its subsidiaries and by a first lien on substantially all assets.

  The Essex Revolving Credit Agreement also provides a $25,000 letter of credit subfacility. Essex' ability to borrow under the Essex Revolving Credit Agreement is restricted by the financial covenants contained therein as well as those contained in the Essex Term Loan, as defined in the second succeeding paragraph, and by certain debt limitation covenants contained in the indenture under which the 10% Senior Notes due 2003 (the "Essex Senior Notes") were issued (the "Essex Senior Note Indenture").

  The Essex Revolving Credit Agreement contains various covenants which include, among other things: (a) the maintenance of certain financial ratios and compliance with certain financial tests and limitations; (b) limitations on investments and capital expenditures; (c) limitations on cash dividends paid; and (d) limitations on leases and the sale of assets. Through December 31, 1996 Essex fully complied with all of the financial ratios and covenants contained in the Essex Revolving Credit Agreement.

  Essex and its subsidiaries also maintain three additional credit facilities consisting of: (i) a $60.0 million senior unsecured note agreement, dated as of April 12, 1995 by and among Essex, the Company, as guarantor, the lenders named therein and The Chase Manhattan Bank, as administrative agent the ("Essex Term Loan"); (ii) a $25.0 million agreement and lease dated as of April 12, 1995 by and between Essex and Mellon Financial Services Corporation #3 (the "Essex Sale and Leaseback Agreement"); and (iii) a $12.0 million (Canadian dollar) credit agreement by and between an Essex subsidiary and a Canadian chartered bank (the "Canadian Credit Agreement").

  On May 12, 1995 Essex borrowed the full amount available under the Essex Term Loan and the Essex Sale and Leaseback Agreement. These funds, together with available cash and borrowings under the Former Essex Revolving Credit Agreement, were paid to the Company in the form of a cash dividend ($238,748) and repayment of a portion of an intercompany liability ($34,102) totaling $272,850. The Company applied such funds to redeem all of its outstanding 16% Senior Discount Debentures due 2004 (the "Debentures") at 100% of their principal amount of $272,850 on May 15, 1995. In connection with the Debenture redemption, Essex terminated its previous credit agreement and recognized an extraordinary charge of $2,971 ($4,951 before applicable income tax benefit) in the second quarter 1995 for the write-off of unamortized deferred debt expense.

  The Essex Term Loan provides an aggregate $60.0 million in term loans, and is to be repaid in 20 equal quarterly installments, subject to the loan's excess cash provision, through May 15, 2000. The Essex Term Loan bears floating rates of interest at bank prime plus 2.75% or LIBOR plus 3.75%. The

                           ESSEX INTERNATIONAL INC.

NOTE 5 LONG-TERM DEBT (CONTINUED)

Essex Term Loan requires 50% of excess cash, as defined, to be applied against the outstanding term loan balance. The 1996 excess cash repayment of $12.4 million, based on 1995 results, resulted in remaining principal payments of 17 equal quarterly installments of $2.3 million. Amounts repaid with respect to the excess cash provisions may not be reborrowed. There are no requirements for an excess cash payment to be made for 1996 results.

  The Essex Sale and Leaseback Agreement provides $25,000 for the sale and leaseback of certain of Essex' fixed assets. The Essex Sale and Leaseback Agreement has a seven-year term expiring in May 2002. The principal component of the rental is paid quarterly, with the amount of each of the first 27 payments equal to 2.5% of lessor's cost of the equipment, and the balance is due at the final payment. The interest component is paid on the unpaid principal balance and is calculated by lessor at LIBOR plus 2.5%. The effective interest rate can be reduced by 0.25% to 1.125% if certain specified financial conditions are achieved. The fixed assets subject to the Essex Sale and Leaseback Agreement (all of which are machinery and equipment) are included in property, plant and equipment in the Consolidated Balance Sheets and have a gross cost of $30,882 and accumulated amortization of $4,139 at December 31, 1996.

  Borrowings under the Canadian Credit Agreement are restricted to meeting the working capital requirements of the subsidiary and are collateralized by the subsidiary's accounts receivable. As of December 31, 1996 and June 30, 1997, $5.9 million and $7.6 million, respectively, was outstanding under the Canadian Credit Agreement and denoted as notes payable to banks in the Consolidated Balance Sheets. The Canadian Credit Agreement bears interest at rates similar to the Essex Revolving Credit Agreement and terminates one year from its effective date of May 30, 1996, although it may be extended for successive one-year periods upon the mutual consent of the subsidiary and lending bank.

  Essex also has bank lines of credit which provide unsecured borrowings for working capital of up to $25,000 of which $11,760, $25,000 and $21,000 were outstanding at December 31, 1995 and 1996 and June 30, 1997, respectively, and denoted as notes payable to banks in the Consolidated Balance Sheets. These lines of credit bear interest at rates subject to agreement between Essex and the lending banks. At December 31, 1995 and 1996 such rates of interest averaged 6.7% and 7.6%, respectively.

 Essex Senior Notes

  At December 31, 1995 and 1996 and June 30, 1997, $200,000 aggregate principal amount of the Essex Senior Notes was outstanding. The Essex Senior Notes bear interest at 10% per annum payable semiannually and are due in May 2003. The Essex Senior Notes rank pari passu in right of payment with all other senior indebtedness of Essex. To the extent that any other senior indebtedness of Essex is secured by liens on the assets of Essex, the holders of such senior indebtedness will have a claim prior to any claim of the holders of the Essex Senior Notes as to those assets.

  At the option of Essex, the Essex Senior Notes may be redeemed, commencing in May 1998, in whole or in part, at redemption prices ranging from 103.75% in 1998 to 100% in 2001. Upon a Change in Control, as defined in the Essex Senior
Note Indenture, each holder of Essex Senior Notes will have the right to require Essex to repurchase all or any part of such holder's Essex Senior Notes at a repurchase price equal to 101% of the principal amount thereof. The Essex Senior Note Indenture contains various covenants which include, among other things, limitations on debt, on the sale of assets, and on cash dividends paid. Through December 31, 1996, Essex fully complied with all of the financial ratios and covenants contained in the Essex Senior Note Indenture.

                           ESSEX INTERNATIONAL INC.

NOTE 5 NOTES PAYABLE AND LONG-TERM DEBT (CONTINUED)

 The Company's Senior Discount Debentures

  In May 1989, the Company issued $342,000 aggregate principal amount ($135,117 aggregate proceeds amount) of its Debentures. In connection with the Acquisition and Merger, the Debentures were valued at an effective annual interest rate of 14.25% through May 1995. The Debentures accreted to their full face value (an aggregate principal amount of $272,850) on May 15, 1995. On May 15, 1995 the Company redeemed all of its outstanding Debentures at 100% of their principal amount with cash received from Essex in the form of a cash dividend and repayment of a portion of an intercompany liability totalling $272,850.

 Other

  Essex capitalized interest costs of $132, $565, $558 and $67 in 1994, 1995, 1996 and the six months ended June 30, 1997, respectively, with respect to qualifying assets.

  Total interest paid was $20,826, $32,312, $38,284 and $19,273 in 1994, 1995,
1996 and the six months ended June 30, 1997, respectively.

  Aggregate annual maturities of long-term debt for the next five years are:

     1997............................................................... $11,576
     1998...............................................................  11,576
     1999...............................................................  11,576
     2000...............................................................   7,038
     2001............................................................... 182,400

  The year 2001 includes repayment of the Essex Revolving Credit Agreement in the amount of $179,900.

NOTE 6 INCOME TAXES

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax liabilities and assets are as follows:

                                                                 DECEMBER 31,
                                                               ----------------
                                                                 1995    1996
                                                               -------- -------
     Deferred tax liabilities:
      Property, plant and equipment........................... $ 68,553 $60,519
      Inventory...............................................   28,485  30,114
      Other...................................................    3,844   4,502
                                                               -------- -------
       Total deferred tax liabilities.........................  100,882  95,135
     Deferred tax assets:
      Accrued liabilities.....................................    6,650   8,252
      Alternative minimum tax credit carryforward.............    1,384     --
      Other...................................................   10,694  13,689
                                                               -------- -------
       Total deferred tax assets..............................   18,728  21,941
                                                               -------- -------
       Net deferred tax liabilities........................... $ 82,154 $73,194
                                                               ======== =======

                           ESSEX INTERNATIONAL INC.

NOTE 6 INCOME TAXES (CONTINUED)

  The components of income tax expense are:

                                                      YEAR ENDED DECEMBER 31,
                                                      -------------------------
                                                       1994     1995     1996
                                                      -------  -------  -------
     Current:
       Federal....................................... $14,542  $ 8,560  $29,468
       State.........................................   3,346    5,334    6,937
     Deferred (Credit):
       Federal.......................................  (7,887)   2,382   (5,805)
       State.........................................    (501)  (1,896)  (1,612)
                                                      -------  -------  -------
                                                      $ 9,500  $14,380  $28,988
                                                      =======  =======  =======

  Total income taxes paid were $11,712, $15,989, $32,656 and $27,461 in 1994,
1995, 1996 and the six months ended June 30, 1997, respectively.

  Principal differences between the effective income tax rate and the statutory federal income tax rate are as follows:

                                          YEAR ENDED DECEMBER 31,
                                          -------------------------
                                                                     SIX MONTHS
                                                                       ENDED
                                                                      JUNE 30,
                                           1994     1995     1996       1997
                                          -------  -------  -------  ----------
     Statutory federal income tax rate..     35.0%    35.0%    35.0%    35.0%
     State and local taxes, net of
      federal benefit...................     10.9      7.9      5.2      4.6
     Excess of cost over net assets
      acquired amortization.............      8.4      5.1      2.1      1.0
     Other, net.........................      1.6      4.0      1.3     (0.7)
                                          -------  -------  -------     ----
     Effective income tax rate..........     55.9%    52.0%    43.6%    39.9%
                                          =======  =======  =======     ====

  In connection with the Acquisition and Merger in 1992, The Company elected not to step up its tax bases in the assets acquired. Accordingly, the income tax bases in the assets acquired have not been changed from pre-1988 Acquisition values. Depreciation and amortization of the higher allocated financial statement bases are not deductible for income tax purposes, thus increasing the effective income tax rate reflected in the consolidated financial statements.

NOTE 7 RETIREMENT BENEFITS

  Essex sponsors two defined benefit retirement plans for substantially all salaried and hourly employees. Essex also has a supplemental executive retirement plan which provides retirement benefits based on the same formula as in effect under the salaried employees' plan, but which only takes into account compensation in excess of amounts that can be recognized under the salaried employees' plan. Salaried plan retirement benefits are generally based on years of service and the employee's compensation during the last several years of employment. Hourly plan retirement benefits are based on hours worked and years of service with a fixed dollar benefit level. Essex' funding policy is based on an actuarially determined cost method allowable under Internal Revenue Service regulations, the projected unit credit method. Pension plan assets consist principally of fixed income and equity securities and cash and cash equivalents.

                           ESSEX INTERNATIONAL INC.

NOTE 7 RETIREMENT BENEFITS (CONTINUED)

  The components of net periodic pension cost for the plans are as follows:

                                                  YEAR ENDED DECEMBER 31,
                                                  --------------------------
                                                   1994      1995     1996
                                                  -------  --------  -------
     Service cost--benefits earned during the
      period..................................... $ 2,964  $  2,365  $ 3,377
     Interest costs on projected benefit
      obligation.................................   3,643     3,923    4,715
     Actual return on plan assets................   2,409   (13,597)  (5,123)
     Net amortization and deferral...............  (6,458)    9,751      268
                                                  -------  --------  -------
     Net periodic pension cost................... $ 2,558  $  2,442  $ 3,237
                                                  =======  ========  =======

  The following table summarizes the funded status of these pension plans and the related amounts that are recognized in the Consolidated Balance Sheets:

                                                             DECEMBER 31,
                                                         ----------------------
                                                          1995      1996
                                                         -------  --------
     Actuarial present value of benefit obligation:
      Vested............................................ $42,052  $ 44,726
      Nonvested.........................................   3,656     3,804
                                                         -------  --------
      Accumulated benefit obligation....................  45,708    48,530
      Effect of projected future salary increases.......  17,195    17,690
                                                         -------  --------
      Projected benefit obligation......................  62,903    66,220
     Plan assets at fair value..........................  55,447    60,131
                                                         -------  --------
     Projected benefit obligation in excess of fair
      value
      of plan assets....................................  (7,456)   (6,089)
     Unrecognized net gain..............................  (1,312)   (5,131)
     Unrecognized prior service cost....................    (326)     (299)
                                                         -------  --------
     Pension liability recognized in balance sheets..... $(9,094) $(11,519)
                                                         =======  ========

  Certain actuarial assumptions were revised in 1995 and 1996 resulting in an increase of $13,262 and a decrease of $5,345, respectively, in the projected benefit obligation.

  Following is a summary of significant actuarial assumptions used:

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                               ----------------
                                                               1994  1995  1996
                                                               ----  ----  ----
     Discount rates........................................... 8.5%  7.0%  7.5%
     Rates of increase in compensation levels................. 5.0%  5.0%  5.0%
     Expected long-term rate of return on assets.............. 9.0%  9.0%  9.0%

  In addition to the defined benefit retirement plans as detailed above, Essex also sponsors defined contribution savings plans which cover substantially all salaried and nonunion hourly employees of Essex and certain other hourly employees, represented by collective bargaining agreements, who negotiate this benefit into their contract. The purpose of these savings plans is generally to provide

                           ESSEX INTERNATIONAL INC.

NOTE 7 RETIREMENT BENEFITS (CONTINUED)

additional financial security during retirement by providing employees with an incentive to make regular savings. Essex, contributions to the defined contribution plans totalled $1,088, $1,123, and $1,194 in 1994, 1995 and 1996, respectively.

  Essex also sponsors an unfunded, nonqualified deferred compensation plan which permits certain key management employees to annually elect to defer a portion of their compensation and earn a guaranteed interest rate on the deferred amounts. The total amount of participant deferrals and accrued interest, which is reflected in other long-term liabilities, was $609 and $1,234 at December 31, 1995 and 1996, respectively.

NOTE 8 REDEEMABLE PREFERRED STOCK, COMMON STOCK SUBJECT TO PUT AND STOCKHOLDERS' EQUITY

  Following is an analysis of redeemable preferred stock, common stock subject to put and stockholders' equity:

                                                                               STOCKHOLDERS' EQUITY
                                                          ----------------------------------------------------------------
                                        COMMON STOCK                                       CARRY-OVER
                          REDEEMABLE   SUBJECT TO PUT         COMMON STOCK      ADDITIONAL     OF      RETAINED
                          PREFERRED  -------------------  ---------------------  PAID-IN   PREDECESSOR EARNINGS
                            STOCK      SHARES    AMOUNT      SHARES      AMOUNT  CAPITAL      BASIS    (DEFICIT)   TOTAL
                          ---------- ----------  -------  -------------  ------ ---------- ----------- ---------  --------
Balance at December 31,
 1993...................   $34,460    1,016,189  $ 5,808   16,559,793.5   $165   $ 98,935   $(15,259)  $(24,174)  $ 59,667
Net income..............       --           --       --             --     --         --         --       7,486      7,486
Preferred stock
 dividend...............     6,008          --       --             --     --      (6,008)       --         --      (6,008)
Accretion of preferred
 stock..................       687          --       --             --     --        (687)       --         --        (687)
Expiration of put
 rights.................       --       (58,444)    (334)        58,444      1        333        --         --         334
Stock options
 exercised..............       --           --       --          10,250    --          36        --         --          36
                           -------   ----------  -------  -------------   ----   --------   --------   --------   --------
Balance at December 31,
 1994...................    41,155      957,745    5,474   16,628,487.5    166     92,609    (15,259)   (16,688)    60,828
Net income..............       --           --       --             --     --         --         --      10,300     10,300
Preferred stock
 dividend...............     6,962          --       --             --     --      (6,962)       --         --      (6,962)
Accretion of preferred
 stock..................       703          --       --             --     --        (703)       --         --        (703)
Expiration of put
 rights.................       --      (117,352)    (671)       117,352      1        670        --         --         671
Stock options
 exercised..............       --           --       --          72,868      1        165        --         --         166
                           -------   ----------  -------  -------------   ----   --------   --------   --------   --------
Balance at December 31,
 1995...................    48,820      840,393    4,803  16,818, 707.5    168     85,779    (15,259)    (6,388)    64,300
Net income..............       --           --       --             --     --         --         --      36,325     36,325
Issuance of common
 stock..................       --       437,709    4,377      5,930,000     59     59,241        --         --      59,300
Preferred stock
 dividend...............     4,248          --       --             --     --      (1,906)       --      (2,342)    (4,248)
Accretion of preferred
 stock..................     2,024          --       --             --     --        (179)       --      (1,845)    (2,024)
Preferred stock
 redemption.............   (55,092)         --       --             --     --        (411)       --     (3,774 )    (4,185)
Expiration of put
 rights.................       --       (15,500)    (101)        15,500    --         101        --         --         101
Stock options
 exercised..............       --           --       --          29,748      1         67        --         --          68
Increase in fair value..       --           --     3,547            --     --      (3,547)       --         --      (3,547)
                           -------   ----------  -------  -------------   ----   --------   --------   --------   --------
Balance at December 31,
 1996...................       --     1,262,602   12,626  22,793, 955.5    228    139,145    (15,259)    21,976    146,090
Net income..............       --           --       --             --     --         --         --      42,670     42,670
Common stock
 repurchase.............       --           --       --         (50,000)    (1)      (285)       --        (214)      (500)
Expiration of put
 rights.................       --    (1,262,602) (12,626)     1,262,602     13     12,613        --         --      12,626
Issuance of common
 stock..................       --           --       --       3,000,000     30     45,992        --         --      46,022
Stock options
 exercised..............       --           --       --       400,790.5      4      1,711        --         --       1,715
Warrants exercised......       --           --       --       1,620,414     16        (16)       --         --         --
                           -------   ----------  -------  -------------   ----   --------   --------   --------   --------
Balance at June 30,
 1997...................   $   --           --   $   --      29,027,762   $290   $199,160   $(15,259)  $ 64,432   $248,623
                           =======   ==========  =======  =============   ====   ========   ========   ========   ========

                           ESSEX INTERNATIONAL INC.

NOTE 8 REDEEMABLE PREFERRED STOCK, COMMON STOCK SUBJECT TO PUT AND STOCKHOLDERS' EQUITY (CONTINUED)

  The authorized capital stock of the Company consists of (i) 150,000,000 shares of common stock divided into two classes consisting of Class A Common Stock, par value $.01 per share (the "Class A Stock"), and Class B Common Stock, par value $.01 per share (the "Class B Stock"), and (ii) 5,000,000 shares of preferred stock, par value $.01 per share of which 3,100,000 shares have been designated Series A Cumulative Redeemable Exchangeable Preferred Stock due 2004 (the "Series A Preferred Stock") and Series B Cumulative Redeemable Exchangeable Preferred Stock due 2004 (the "Series B Preferred Stock" collectively the "Redeemable Preferred Stock"). The aggregate number of Redeemable Preferred Stock that may be issued and outstanding at any one time is 3,100,000 shares. As of December 31, 1996, there were 23,457,057.5 shares of Class A Stock outstanding, 599,500 shares of Class B Stock outstanding and no shares of Series B Preferred Stock or Series A Preferred Stock outstanding. As of June 30, 1997, there were 29,027,762 shares of Common Stock outstanding and no shares of Preferred Stock outstanding.

 Common Stock and Options

  All shares of Class A common stock and Class B common stock are identical and entitle holders of each to the same rights and privileges, except that holders of Class B common stock have no voting rights other than to vote on any amendment, repeal or modification of any provision of the certificate of incorporation that adversely affects the powers, preferences or special rights of holders of Class B common stock. The conversion ratio between Class B common stock and Class A common stock and vice versa is one to one. The rights and terms of the Class A common stock and the Class B common stock are more fully described in the Company's certificate of incorporation. Upon the consummation of the IPO (see Note 13), there will only be one class of common stock outstanding as a result of a reclassification in which each share of Class A common stock and each share of Class B common stock will be reclassified into one share of common stock.

  The members of Essex management who are stockholders of the Company ("Management Stockholders") are subject to agreements that impose certain restrictions and grant rights on their ownership and transfer of the Company's stock. Management Stockholders are generally prohibited from transferring shares of common stock of the Company owned by them before an initial public offering by the Company (or any successor thereto). Such shares are subject to the right of first refusal by the Company or BHLP. Any Management Stockholder who terminates employment with Essex for reasons other than retirement, disability or death has a limited right, for one year from the date of termination, to require the Company to repurchase all the stockholder's shares of common stock of the Company at the lesser of the purchase price paid by such stockholder or fair market value, as defined. Any Management Stockholder who retires from Essex, dies or becomes disabled has a limited right, for one year from the date of termination, to require the Company to repurchase all the stockholder's shares of common stock of the Company at fair market value, as defined. The shares of Common Stock that are subject to these repurchase requirements have been classified as common stock subject to put at their estimated fair value in the accompanying balance sheet. Changes to the fair value of common stock subject to put are recorded as adjustments to additional paid-in capital. The Company has a right to repurchase such shares at fair market value, as defined, for one year following employment for any reason. Such rights of both the Company and the stockholder expire upon an initial public offering. Management Stockholders also have certain "piggyback" registration rights in the event that the Company registers shares of its common stock for sale under the Securities Act of 1933.

  Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123") encourages, but does not require companies to record compensation cost

                           ESSEX INTERNATIONAL INC.

NOTE 8 REDEEMABLE PREFERRED STOCK, COMMON STOCK SUBJECT TO PUT AND STOCKHOLDERS' EQUITY (CONTINUED)

for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related Interpretations. Under APB 25, because the exercise prices of the Company's stock options are based upon fair value of the stock at the date of each grant, no compensation expense has been recorded in connection with the issuance of stock options. A public market does not exist for the Company's common stock; therefore, the fair value, as approved by the Board of Directors of the Company, was based upon factors such as sales prices in the most recent transactions and appropriate earnings multiples.

  Grants of options to purchase common stock of the Company have been made to management and employees of Essex pursuant to, and are subject to the provisions of, an Amended and Restated Stock Option Plan and individual stock option agreements. The Amended and Restated Stock Option Plan provides for the issuance of up to 4,798,144 shares of the Company's common stock. All options granted have ten-year terms and vest and become fully exercisable over periods of one to three years of continued employment. The number of shares for which all options are exercisable and the exercise price, therefore, may be reduced by the Board of Directors of the Company in accordance with a specified formula.

  Pro forma information regarding net income and earnings per share is required by FAS 123, and has been determined as if the Company had accounted for its stock options issued in 1995 and 1996 under the fair value method of that Statement. The fair value for these options was estimated as of the date of grant using a "minimum value" method acceptable for nonpublic companies. The effect of applying FAS 123's fair value method to the Company's stock-based awards results in net income and earnings per share that are not materially different from amounts reported. Because FAS 123 is applicable only to options granted subsequent to December 31, 1994, its effect will not be fully reflected until 1997.

  Option valuation models require the input of highly subjective assumptions. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

  A summary of the Company's stock option activity, and related information follows:

                                 1994                 1995                 1996
                          -------------------- -------------------- --------------------
                                     WEIGHTED-            WEIGHTED-            WEIGHTED-
                                      AVERAGE              AVERAGE              AVERAGE
                                     EXERCISE             EXERCISE             EXERCISE
                           OPTIONS     PRICE    OPTIONS     PRICE    OPTIONS     PRICE
                          ---------  --------- ---------  --------- ---------  ---------
Outstanding-beginning of
 year...................  1,998,300    $2.06   2,153,800    $2.34   2,464,175    $2.94
Granted.................    165,750     5.72     432,500     5.72     462,500     6.52
Exercised...............    (10,250)    2.10    (113,375)    2.04     (46,200)    2.04
Forfeited...............        --       --       (8,750)    5.72      (9,500)    5.72
                          ---------    -----   ---------    -----   ---------    -----
Outstanding-end of
 year...................  2,153,800    $2.34   2,464,175    $2.94   2,870,975    $3.52
                          =========    =====   =========    =====   =========    =====
Exercisable at end of
 year...................  1,988,050    $2.06   1,874,675    $2.06   1,828,475    $2.06

                           ESSEX INTERNATIONAL INC.

NOTE 8 REDEEMABLE PREFERRED STOCK, COMMON STOCK SUBJECT TO PUT AND STOCKHOLDERS' EQUITY (CONTINUED)


  As of December 31, 1996 there were 1,618,000 options at $2.00 per share exercise price, 210,475 options at $2.50 exercise price, 955,000 options at $5.72 per share exercise price and 87,500 options at $10.00 per share exercise price outstanding to purchase shares of the Company's common stock. The weighted-average remaining contractual life of those options is 6.7 years. In January 1997 the Company issued options to purchase 730,000 shares of the Company's common stock at a $10.00 exercise price. Such options were granted in connection with the 1996 private offering to certain management employees and with regard to the Company's 1996 performance. For the six months ended June 30, 1997, options to purchase 606,053.5 shares of the Company's common stock were exercised.

 Preferred Stock and Warrants

  On July 3, 1996, the Company called for redemption of all of its outstanding Redeemable Preferred Stock. The Redeemable Preferred Stock was redeemed at the close of business on July 15, 1996, at a redemption price of $26.875 per share, plus accrued and unpaid dividends through the redemption date of $0.166 per share, for a total redemption price of $27.041 per share or $59,277 in the aggregate including redemption expenses.

  The redemption of the outstanding Redeemable Preferred Stock was financed by the Company through a private offering of 5,930,000 shares of its common stock to certain of its current common stockholders and their affiliates. In December 1996, the private offering was extended to certain management employees of Essex who, collectively, purchased 437,708.5 shares of common stock. These offerings were not registered under the Securities Act of 1933, and such common stock may not be offered or sold in the United States absent such registration or an applicable exemption from registration.

  In connection with the Acquisition and Merger in 1992 and related issuance of the Series A Preferred Stock, 2,833,369 warrants to purchase the Company's common stock (the "Warrants") were issued. The Series A Preferred Stock and Warrants were recorded at their estimated fair values of which $4,250 was assigned to the Warrants. The excess of the liquidation preference value over the carrying value of the Series A Preferred Stock of $4,250, was being accreted by periodic charges to paid-in capital. Such liquidation preference became fully accreted upon the redemption of the redeemable preferred stock.

  The Warrants, of which there were 2,833,369 outstanding at December 31, 1996, are presently exercisable and represent the right to purchase an aggregate of approximately 10% of the fully diluted common stock of the Company (based on the common equity, warrants and options outstanding as of December 31, 1996). The Warrants are exercisable at $5.72 per share and expire on October 9, 2004.

NOTE 9 RELATED PARTY TRANSACTIONS

  Advisory services fees of $1,000 were paid to an affiliate of BHLP for 1994, 1995 and 1996, respectively and $500 for the six months ended June 30, 1997. It is expected that financial advisory fees to an affiliate of BHLP will continue to be paid for such services in the future.

NOTE 10 DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE INFORMATION

  Essex, to a limited extent, uses forward fixed price contracts and derivative financial instruments to manage foreign currency exchange and commodity price risks. Essex does not hold or issue financial instruments for investment or trading purposes. Essex is exposed to credit risk in the event of

                           ESSEX INTERNATIONAL INC.

NOTE 10 DERIVATIVE FINANCIAL INSTRUMENTS ANDFAIR VALUE INFORMATION (CONTINUED)

nonperformance by counterparties for foreign exchange forward contracts, metal forward price contracts and metals futures contracts, but Essex does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally the unrealized gains within the underlying contracts.

 Foreign exchange risk management

  Essex engages in the sale and purchase of goods and services which periodically require payment or receipt of amounts denominated in foreign currencies. To protect Essex' related anticipated cash flows from the risk of adverse foreign currency exchange fluctuations for firm sales and purchase commitments, Essex enters into foreign currency forward exchange contracts. At December 31, 1995, Essex had Deutschemark forward exchange sales contracts of $1,145 and purchase contracts of $886. At December 31, 1996, Essex had no Deutschemark forward exchange sales contracts but did have $138 of purchase contracts. The fair value of such contracts approximated the contract amount. Foreign currency gains or losses resulting from Essex' operating and hedging activities are recognized in earnings in the period in which the hedged currency is collected or paid. The related amounts due to or from counterparties are included in other liabilities or other assets.

 Commodity price risk management

  Copper, Essex' principal raw material, experiences marked fluctuations in market prices, thereby subjecting Essex to copper price risk with respect to copper purchases and to firm and anticipated customer sales contracts. Derivative financial instruments in the form of copper futures contracts are utilized by Essex to reduce those risks.

  Purchase or "long" contracts are utilized by Essex to hedge firm and anticipated sales contracts while sales or "short" contracts are employed with respect to "carryover" copper purchases. Copper carryover purchases represent that portion of Essex' current month's copper purchase commitments priced at the current month's average New York Commodity Exchange, Inc. ("COMEX") price, but not delivered until the following month. Short contracts are utilized to mitigate risk that copper prices, at the time of copper receipt, are likely to be below the average COMEX price of the incoming copper carryover.

  Purchase contracts at December 31, 1995 and 1996 totalled 14.7 and 42.5 million copper pounds, respectively, with contract amounts of $17,100 and $42,000 and estimated fair values of $16,900 and $41,300, respectively. There are no sales contracts at December 31, 1996. Sales contracts at December 31, 1995 totalled 13.5 million copper pounds, with a contract amount of $16,600 and a fair value of $16,300. Deferred and unrealized gains or losses on these futures contracts ($100 gain and $700 loss at December 31, 1995 and 1996, respectively) are included within other assets and will be recognized in earnings in the period in which the hedged copper is sold to customers and the underlying contracts are liquidated, when a sale is no longer expected to occur or when the carryover copper is received.

 Fair value of financial instruments

  The Company's financial instruments, exclusive of certain forward contracts and futures contracts as discussed above, generally consist of cash and cash equivalents and long-term debt. The carrying amounts of the Company's cash and cash equivalents approximated fair value at December 31, 1995

                           ESSEX INTERNATIONAL INC.

NOTE 10 DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE INFORMATION
         (CONTINUED)

and 1996 while the carrying amount of the Essex Senior Notes exceeded fair value by approximately $4,000 at December 31, 1995 and was less than fair value by approximately $8,000 at December 31, 1996. Fair values with respect to the Company's foreign currency forward exchange contracts and copper futures contracts are determined based on quoted market prices.

NOTE 11 CONTINGENT LIABILITIES AND COMMITMENTS

  There are various claims and pending legal proceedings against Essex including environmental matters and other matters arising out of the ordinary course of its business. Pursuant to the 1988 Acquisition, UTC agreed to indemnify Essex against all losses (as defined) resulting from or in connection with damage or pollution to the environment and arising from events, operations, or activities of Essex prior to February 29, 1988 or from conditions or circumstances existing at February 29, 1988. Except for certain matters relating to permit compliance, Essex is fully indemnified with respect to conditions, events or circumstances known to UTC prior to February 29, 1988. The sites covered by this indemnity are handled directly by UTC and all payments required to be made are paid directly by UTC. The amounts related to this environmental contingency are not material to Holding's consolidated financial statements. UTC also provided a second environmental indemnity which deals with losses related to environmental events, conditions or circumstances existing at or prior to February 29, 1988, which only became known in the five-year period commencing February 29, 1988. As to any such losses, Essex is responsible for the first $4,000 incurred. Management and its legal counsel periodically review the probable outcome of pending proceedings and the costs reasonably expected to be incurred. Essex accrues for these costs when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. After consultation with counsel, in the opinion of management, the ultimate cost to Essex, exceeding amounts provided, will not materially affect its consolidated financial position, cash flows or results of operations. There can be no assurance, however, that future developments will not alter this conclusion.

  Since approximately 1990, Essex has been named as a defendant in a limited number of product liability lawsuits brought by electricians and other skilled tradesmen claiming injury from exposure to asbestos found in electrical wire products produced a number of years ago. During 1996, the number of cases filed against Essex increased to 95 involving approximately 400 claims. At June 30, 1997, the number of cases filed against Essex was 97 involving approximately 410 claims. Essex' strategy is to defend these cases vigorously. Essex believes that its liability, if any, in these matters and the related defense costs will not have a material adverse effect either individually or in the aggregate upon its business, financial condition, cash flows or results of operations. There can be no assurance, however, that future developments will not alter this conclusion.

  At December 31, 1996, Essex had purchased commitments of 747.6 million pounds of copper. This is not expected to be either a quantity in excess of needs or at prices in excess of amounts that can be recovered upon sale of the related copper products. The commitments are to be priced based on the COMEX price in the contractual month of shipment except for 26.6 million pounds of copper that have been priced at fixed amounts through forward purchase contracts covered by customer sales agreements at copper prices at least equal to Essex' copper commitment.

  At December 31, 1996 and June 30, 1997, Essex had committed $5,547 and $10,500, respectively, to outside vendors for certain capital projects.

                           ESSEX INTERNATIONAL INC.

NOTE 11 CONTINGENT LIABILITIES AND COMMITMENTS (CONTINUED)

  Essex occupies space and uses certain equipment under lease arrangements. Rent expense was $6,912, $7,478 and $8,941 under such arrangements for 1994, 1995 and 1996, respectively. Rental commitments at December 31, 1996 under long-term noncancellable operating leases were as follows:

                                                   REAL ESTATE EQUIPMENT  TOTAL
                                                   ----------- --------- -------
     1997.........................................   $ 3,096    $2,730   $ 5,826
     1998.........................................     2,962     2,514     5,476
     1999.........................................     3,003     1,866     4,869
     2000.........................................     2,704       996     3,700
     2001.........................................     2,562       681     3,243
     After 2001...................................    10,696       683    11,379
                                                     -------    ------   -------
                                                     $25,023    $9,470   $34,493
                                                     =======    ======   =======

NOTE 12 QUARTERLY FINANCIAL DATA (UNAUDITED)

   1995                                  1ST QTR  2ND QTR   3RD QTR  4TH QTR
   ----                                  -------- --------  -------- --------
   Net sales............................ $289,649 $288,534  $308,288 $315,179
   Gross margin.........................   42,426   37,598    44,765   46,350
   Income before extraordinary charge...    3,071    1,015     6,086    3,099
   Net income (loss)(a)................. $  3,071 $ (1,956) $  6,086 $  3,099
   1996                                  1ST QTR  2ND QTR   3RD QTR  4TH QTR
   ----                                  -------- --------  -------- --------
   Net sales............................ $308,410 $337,533  $328,777 $357,329
   Gross margin.........................   49,759   52,891    58,964   67,975
   Income before extraordinary charge...    6,390    7,596    11,582   11,940
   Net income (b).......................    6,390    7,596    11,582   10,757
   Pro forma income per share (see Note
    1):
     Pro forma income before
      extraordinary charge.............. $    .23 $    .27  $    .41 $    .43
     Extraordinary charge...............      --       --        --      (.04)
                                         -------- --------  -------- --------
     Pro forma net income............... $    .23 $    .27  $    .41 $    .39
                                         ======== ========  ======== ========
   1997                                  1ST QTR  2ND QTR
   ----                                  -------- --------
   Net sales............................ $410,778 $453,331
   Gross margin.........................   79,871   87,710
   Net income...........................   19,243   23,427
   Pro forma net income per share
    (see Note 1)........................ $    .69 $    .77

--------
(a) In the second quarter 1995, Essex recognized an extraordinary charge of $2,971, net of applicable income tax benefit of $1,980, representing the write-off of unamortized deferred debt expense in connection with the termination of its former credit agreement.

(b) In the fourth quarter 1996, Essex recognized an extraordinary charge of $1,183 ($.04 per share), net of applicable income tax benefit of $788, representing the write-off of unamortized deferred debt expense in connection with the termination of its former credit agreement.

                           ESSEX INTERNATIONAL INC.

NOTE 13 INITIAL PUBLIC OFFERING

  On February 19, 1997, the Company filed a Registration Statement with the Securities and Exchange Commission for an IPO of its common stock. The proceeds to the Company from the IPO will be used to repay, in full, the remaining amounts outstanding under the Essex Term Loan and repay a portion of borrowings outstanding under the Essex Revolving Credit Agreement. Prior to, or simultaneous with, the consummation of the IPO, the Company will effect a one-for-two reverse stock split. All common shares and per share amounts have been adjusted retroactively to give effect to the reverse stock split.

NOTE 14 EVENTS SUBSEQUENT TO THE DATE OF THE ACCOUNTANTS' REPORT (UNAUDITED)

 IPO

  The Company completed its IPO of 6,546,700 shares of common stock, including 3,546,700 shares sold by existing shareholders on May 1, 1997. Of the 3,546,700 shares of common stock sold by the selling shareholders, 1,620,414 common shares were received upon the redemption of 2,441,062.5 warrants to purchase common stock of the Company. The number of warrants remaining outstanding after the IPO to purchase an equivalent number of common shares of the Company were 392,306.5 with a per share exercise price of approximately $5.72. Of the $46,022 net proceeds received by the Company from the IPO, the Essex Term Loan was repaid in full in the amount of $29,497. The remaining net proceeds were applied to the Essex Revolving Credit Agreement. Additionally, in connection with the IPO, a one-for-two reverse stock split and a reclassification of the Company's two existing classes of common stock into a single class of common stock occurred. Also, Management Stockholders' put right with respect to common stock owned expired.

 Long-Term Debt

  In April 1997, in connection with the IPO, the Essex Revolving Credit Agreement was amended and restated (the "Restated Credit Agreement"). The Restated Credit Agreement continues to provide up to $370,000 in revolving loans and maintains existing terms and conditions except that revolving loans bear floating rates of interest, at the Company's option, at bank prime plus 0.50% or LIBOR plus 1.50%. The spreads over the prime and LIBOR rates can be reduced to 0% and .375%, respectively, if a certain specified leverage ratio is achieved. The average commitment fees during the revolving loan period are between 0.125% to 0.375% of the average daily unused portion of the average daily unused portion of the available credit based upon certain financial ratios. The Restated Credit Agreement increased the provision for unsecured borrowings to $50,000. Through June 30, 1997, Essex fully complied with all of the financial ratios and covenants contained in the Restated Credit Agreement and Essex Senior Note Indenture.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Selling Stockholders have agreed to sell to each of the U.S. Underwriters named below (the "U.S. Underwriters"), and each of such U.S. Underwriters, for whom Goldman, Sachs & Co., Smith Barney Inc., Donaldson, Lufkin & Jenrette Securities Corporation and Lehman Brothers Inc. are acting as representatives, has severally agreed to purchase from the Selling Stockholders, the respective number of shares of Common Stock and Warrants set forth opposite its name below:

                                                         NUMBER OF
                                                         SHARES OF   NUMBER OF
     UNDERWRITER                                        COMMON STOCK WARRANTS
     -----------                                        ------------ ---------
     Goldman, Sachs & Co. .............................
     Smith Barney Inc. ................................
     Donaldson, Lufkin & Jenrette Securities
      Corporation......................................
     Lehman Brothers Inc. .............................
                                                         ---------    -------
       Total...........................................  3,110,402    272,923
                                                         =========    =======

  The Warrants will not be sold to the public; rather, the Company will redeem the Warrants for shares of Common Stock and such shares will be sold to the public. See "Certain Relationships and Related Party Transactions--The Redemption".

  Under the terms and conditions of the Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the shares of Common Stock and Warrants, if any are taken.

  The U.S. Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at
such price less a concession of $[    ] per share. The U.S. Underwriters may
allow, and such dealers may re-allow, a concession not in excess of $[    ]
per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

  The Company and the Selling Stockholders have entered into an underwriting agreement (the "International Underwriting Agreement") with the Underwriters of the international offering (the "International Underwriters") providing for
the concurrent offer and sale of [    ] shares of

Common Stock in an international offering outside the United States. The offering price and aggregate underwriting discounts and commissions per share for the two offerings are identical. The closing of the offering made hereby is a condition to the closing of the international offering, and vice versa. The representatives of the International Underwriters are Goldman Sachs International, Smith Barney Inc., Donaldson, Lufkin & Jenrette Securities Corporation and Lehman Brothers International (Europe).

  Pursuant to an Agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the Offerings, each of the U.S. Underwriters named herein has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares of Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or (b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed or will agree pursuant to the Agreement Between that, as a part of the distribution of the shares offered as a part of the international offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Common Stock (a) in the United States or to any U.S. persons or (b) to any person whom it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

  Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

  Certain Selling Stockholders have granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to 466,368 additional shares of Common Stock, and up to 40,922.5 additional Warrants, solely to cover over-allotments, if any. If the U.S. Underwriters exercise their over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares and Warrants to be purchased by each of them, as shown in the foregoing table, bears to 3,110,402 shares of Common Stock and 272,923 Warrants. The Common Stock and Warrants will be sold in the same proportion as the total number of shares of Common Stock bears to the total number of shares of Common Stock to be received upon redemption of the Warrants. The Selling Stockholders have granted the International Underwriters a similar option to purchase up to 116,592 additional shares of Common Stock and up to 10,230 additional Warrants.

  Certain holders of shares of Common Stock and Warrants, including the Selling Stockholders, have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 90 days after the date of the Prospectus, they will not offer, sell, contract to sell, grant any option to sell, transfer or otherwise dispose of, directly or indirectly, shares of Common Stock, securities substantially similar to the Common Stock, or securities exchangeable for or convertible into shares of Common Stock or any substantially similar security without the prior written consent of Goldman, Sachs & Co., except for the shares of Common Stock and Warrants offered in connection with the Offerings. The Company has agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 90 days after the date of the Prospectus, it will not offer, sell, contract to sell, grant any option to sell, transfer or otherwise dispose of, directly or indirectly, or file a registration statement relating to, shares of Common Stock, securities substantially similar to the Common Stock, or securities exchangeable for or convertible into shares of

Common Stock or any substantially similar security (other than up to 1,300,000 shares of Common Stock that may be issued in connection with acquisitions and other than pursuant to employee stock option plans existing, or upon the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) without the prior written consent of Goldman, Sachs & Co., except for the shares of Common Stock and Warrants offered in connection with the Offerings.

  In connection with the Offerings, the Underwriters may purchase and sell the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the Offerings. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Selling Stockholders (including the shares received from the Company upon the redemption of the Warrants purchased from the Selling Stockholders) in the Offerings. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Common Stock sold in the Offerings for their account may be reclaimed by the syndicate if such shares of Common Stock are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock which may be higher than the price that might otherwise prevail in the open market. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

  The Company, Essex and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act. The Company has also agreed to pay all registration expenses (not including underwriting discounts and commissions) of the Selling Stockholders (including those of the GS Partnerships and DLJ) in connection with the Offerings.

  Affiliates of Goldman, Sachs & Co. (the GS Partnerships) and of Donaldson, Lufkin & Jenrette Securities Corporation (DLJ) are participating in the Offerings as Selling Stockholders. See "Principal and Selling Stockholders".

  This Prospectus may be used by underwriters and dealers in connection with offers and sales of the Common Stock, including shares initially sold in the International Offering, to persons located in the United States.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-SENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFOR-MATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                  -----------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................  11
Use of Proceeds..........................................................  15
Dividend Policy..........................................................  15
Price Range of Common Stock..............................................  15
Capitalization...........................................................  16
Selected Consolidated Financial and Operating Data.......................  17
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  20
Business.................................................................  29
Management...............................................................  43
Principal and Selling Stockholders.......................................  54
Certain Relationships and Related Party Transactions.....................  56
Description of Capital Stock.............................................  59
Description of Certain Indebtedness......................................  61
Shares Eligible for Future Sale..........................................  64
Certain United States Federal Tax Consequences to Non-United States
 Holders of Common Stock.................................................  67
Information Regarding Forward Looking Statements.........................  69
Validity of Common Stock.................................................  69
Experts..................................................................  69
Available Information....................................................  70
Index to Financial Statements............................................ F-1
Underwriting............................................................. U-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               4,175,000 SHARES

                           ESSEX INTERNATIONAL INC.

                                 COMMON STOCK
                          (PAR VALUE $0.01 PER SHARE)

                                  -----------

                                     ESSEX

                                  -----------

                             GOLDMAN, SACHS & CO.
                               SMITH BARNEY INC.
                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION
                                LEHMAN BROTHERS
                      REPRESENTATIVES OF THE UNDERWRITERS

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  Set forth below is a table of the registration fee for the Securities and Exchange Commission, the filing fee for the National Association of Securities Dealers, Inc., the listing fee for the New York Stock Exchange and estimates of all other expenses to be incurred in connection with the issuance and distribution of the securities described in this Registration Statement, other than underwriting discounts and commissions:

   SEC registration fee............................................. $   52,375
   NASD filing fee..................................................  17,783.56
   Printing and engraving expenses..................................     *
   Legal fees and expenses..........................................     *
   Accounting fees and expenses.....................................     *
   Transfer agent and registrar fees................................     *
   Miscellaneous....................................................     *
                                                                     ----------
   Total............................................................ $
                                                                     ==========

--------
* To be completed by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Registrant is empowered by Section 145 of the General Corporation Law of the State of Delaware (the "Delaware Corporation Law"), subject to the procedures and limitations therein, to indemnify any person against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of the Registrant. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any By-law, agreement, vote of stockholders or disinterested directors, or otherwise. The By-laws of the Registrant provide for indemnification by the Registrant of its directors and officers to the fullest extent permitted by the Delaware Corporation Law.

  The foregoing statements are subject to the detailed provisions of the Delaware Corporation Law, the Registrant's Amended and Restated Certificate of Incorporation and the Registrant's By-laws.

  Article X of the Registrant's By-laws allows the Registrant to maintain director and officer liability insurance on behalf of any person who is or was a director or officer of the Registrant or is or was serving, serves or served as a director, partner, officer, agent or employee at another corporation, partnership, joint venture, trust or other enterprise at the request of the Registrant.

  Pursuant to Section 102(b)(7) of the Delaware Corporation Law, Article X of the Second Amended and Restated Certificate of Incorporation of the Registrant provides that no director shall be personally liable to the Registrant or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or
(iv) for any transaction from which the director derived an improper personal benefit.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  On July 3, 1996, the Registrant issued an aggregate of 5,930,000 shares of Common Stock to certain of its current stockholders and their affiliates (including 1,362,298 shares of Common Stock to Bessemer Holdings, L.P., 400,000 shares of Common Stock to an affiliate of Goldman, Sachs & Co. and 230,000 shares of Common Stock to Chase Equity Associates, a California Limited Partnership) at the price of $10.00 per share (after adjusting for a reverse stock split). On December 27, 1996, in connection with this offering, the Registrant issued an additional 437,708.5 shares of Common Stock to certain management employees of the Registrant at the price of $10.00 per share (after adjusting for a reverse stock split). The integrated offering, with an aggregate offering price of $63,677,080, was made pursuant to Rule 506 of Regulation D of the Securities Act, being an offering made by an issuer to no more than 35 purchasers (as defined) without any general solicitation and otherwise pursuant to the requirements of Rule 506.

  In January 1996, the Registrant granted to employees, in connection with 1995 performance, options to purchase up to 375,000 shares of Common Stock at an exercise price of $5.72 per share. In October 1996, the Registrant granted to employees options to purchase up to 87,500 shares of Common Stock at an exercise price of $10.00 per share. In January 1997, the Registrant granted to employees, in connection with 1996 performance and the 1996 private stock offering described in the preceding paragraph, options to purchase up to 730,000 shares of Common Stock at an exercise price of $10.00 per share.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits:

 EXHIBIT
  NO.                                  DESCRIPTION
 -------                               -----------
 *1.1    --U.S. Underwriting Agreement
 *1.2    --International Underwriting Agreement
 *1.3    --Agreement Between U.S. and International Underwriting Syndicates
  2.1    --Agreement and Plan of Merger, dated as of July 24, 1992, between B E
          Acquisition Corporation and the Registrant (then known as MS/Essex
          Holdings, Inc.), incorporated by reference to Exhibit 2.1 to the
          Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission (the "Commission") on August 10, 1992
          (Commission File No. 1-10211)
  2.2    --Amendment dated as of October 1, 1992, to the Agreement and Plan of
          Merger between B E Acquisition Corporation and the Registrant, incorporated by reference to Exhibit 2.2 to the Registrant's Current
          Report on Form 8-K, filed with the Commission on October 26, 1992
          (Commission File No. 1-10211)
  2.3    --Stock Purchase Agreement, dated January 15, 1988, between the
          Registrant (then known as MS/Essex Holdings Inc.) and United
          Technologies Corporation, incorporated by reference to Exhibit 2.02 to Essex Group, Inc.'s Registration Statement on Form S-1, filed with the Commission on March 24, 1988 (Commission File No. 33-20825)
  3.1    --Second Amended and Restated Certificate of Incorporation of the
          Registrant
  3.2    --By-laws of the Registrant
  4.1    --Stock and Warrant Subscription Agreement dated as of October 9, 1992
          (the "Stock and Warrant Subscription Agreement"), among B E
          Acquisition Corporation, certain affiliates of Donaldson, Lufkin &
          Jenrette, Inc., certain affiliates of Goldman, Sachs & Co. and
          Chemical Equity Associates, A California Limited Partnership,
          incorporated by reference to Exhibit 4.3 to the Registrant's Current
          Report on Form 8-K, filed with the Commission on October 26, 1992
          (Commission File No. 1-10211)

 EXHIBIT
  NO.                                  DESCRIPTION
 -------                               -----------
   4.2   --Amendment No. 1 dated as of April 1, 1993, to the Stock and Warrant
          Subscription Agreement
   4.3   --Amendment No. 2 dated as of June 5, 1995, to the Stock and Warrant
          Subscription Agreement, incorporated by reference to Exhibit 4.04 of the Registrant's Annual Report on Form 10-K for the fiscal year ended
          December 31, 1996, filed with the Commission on February 19, 1997
          (Commission File No. 1-10211)
   4.4   --Warrant Agreement dated as of October 9, 1992, among B E Acquisition
          Corporation, certain affiliates of Donaldson, Lufkin & Jenrette, Inc.
          and certain affiliates of Goldman, Sachs & Co., incorporated by reference to Exhibit 4.5 to the Registrant's Current Report on Form
          8-K, filed with the Commission on October 26, 1992 (Commission File
          No. 1-10211)
   4.5   --Indenture dated as of May 7, 1993, among Essex Group, Inc. and NBD
          Bank, National Association, as trustee under which the 10% Senior
          Notes Due 2003 are outstanding, incorporated by reference to Exhibit
          4.1 to the Essex Registration Statement on Pre-Effective Amendment
          No. 1 to Form S-2 (Commission File No. 33-59488)
   4.6   --Amended and Restated Credit Agreement, dated as of October 31, 1996, among the Registrant, Essex Group, Inc., the lenders named therein and The Chase Manhattan Bank, as administrative agent, incorporated by reference to Exhibit 4.5 to Amendment No. 2 of the Registrant's
          Registration Statement on Form S-1, filed with the Commission on
          April 10, 1997 (Commission File No. 333-22043)
   4.7   --Credit Agreement dated as of October 31, 1996, among the Registrant,
          Essex Group, Inc., the lenders named therein and The Chase Manhattan
          Bank, as administrative agent, incorporated by reference to Exhibit
          10.1 to the Registrant's Quarterly Report on Form 10-Q, filed with the Commission on November 13, 1996 (Commission File No. 1-10211)
   4.8   --Agreement and Lease dated as of April 12, 1995, between Mellon
          Financial Services Corporation #3 and Essex Group, Inc., incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on
          Form 10-Q, filed with the Commission on May 12, 1995 (Commission File
          No. 1-10211)
 *5      --Opinion of Cravath, Swaine & Moore
   9.1   --Management Stockholders and Registration Rights Agreement dated as of October 9, 1992 (the "Management Stockholders Agreement"), among B
          E Acquisition Corporation, Bessemer Capital Partners, L.P. and
          certain employees of the Registrant's subsidiaries, incorporated by reference to Exhibit 28.3 to the registrant's Current Report on Form
          8-K, filed with the Commission on October 26, 1992 (Commission File
          No. 1-10211)
   9.2   --Form of Irrevocable Proxy dated as of October 9, 1992, granted to
          Bessemer Capital Partners, L.P. by certain employees of the
          Registrant's subsidiaries, incorporated by reference to Exhibit 28.4 to the Registrant's Current Report on Form 8-K, filed with the
          Commission on October 26, 1992 (Commission File No. 1-10211)
   9.3   --Form of Irrevocable Proxy dated December 1996, granted to Bessemer
          Holdings, L.P. by certain employees of the Registrant's subsidiaries, incorporated by reference to Exhibit 9.06 to the Registrant's Annual
          Report on Form 10-K for the fiscal year ended December 31, 1996, filed with the Commission on February 19, 1997 (Commission File No.
          1-10211)
   9.4   --Amendment No. 1 dated as of July 3, 1996, to the Management
          Stockholders Agreement, incorporated by reference to Exhibit 9.04 to the Registrant's Annual Report on Form 10-K for the fiscal year ended
          December 31, 1996, filed with the Commission on February 19, 1997
          (Commission File No. 1-10211)

 EXHIBIT
  NO.                                  DESCRIPTION
 -------                               -----------
  9.5    --Amendment No. 2 dated as of December 11, 1996, to the Management
          Stockholders Agreement, incorporated by reference to Exhibit 9.05 to the Registrant's Annual Report on Form 10-K for the fiscal year ended
          December 31, 1996, filed with the Commission on February 19, 1997
          (Commission File No. 1-10211)
  9.6    --Termination, Amendment and Approval Agreement, incorporated by reference to Exhibit 9.6 to Amendment No. 2 of the Registrant's
          Registration Statement on Form S-1, filed with the Commission on
          April 10, 1997 (Commission File No. 333-22043)
 10.1    --Engagement Letter dated July 22, 1992 between Bessemer Capital
          Partners, L.P. and Donaldson, Lufkin & Jenrette Securities
          Corporation, incorporated by reference to Exhibit 10.10 to the Essex
          Annual Report on Form 10-K for the fiscal year ended December 31,
          1992 (Commission File No. 1-7418)
 10.2    --Amendment dated October 9, 1992 among Bessemer Capital Partners,
          L.P., B E Acquisition Corporation, Donaldson, Lufkin & Jenrette
          Securities Corporation and Goldman, Sachs & Co., to Engagement Letter
          dated July 22, 1992 among Bessemer Capital Partners, L.P. and
          Donaldson, Lufkin & Jenrette Securities Corporation, incorporated by reference to Exhibit 10.11 to the Essex Annual Report on Form 10-K
          for the fiscal year ended December 31, 1992 (Commission file No. 1-
          74181)
 10.3    --Advisory Services Agreement dated as of December 15, 1992, among
          Bessemer Capital Partners, L.P., the Registrant and Essex Group, Inc.
          incorporated by reference to Exhibit 10.15 to the registrant's Annual
          Report on Form 10-K for the fiscal year ended December 31, 1992
          (Commission File No. 1-10211)
 10.4    --Registration Rights Agreement among Bessemer Holdings, L.P., certain affiliates thereof and the Registrant
 10.5    --Form of Termination Benefits Agreement, incorporated by reference to
          Exhibit 10.5 to Amendment No. 2 of the Registrant's Registration
          Statement on Form S-1, filed with the Commission on April 10, 1997
          (Commission File No. 333-22043)
 10.6    --Registration Rights Agreement ("Registration Rights Agreement")
          dated as of October 9, 1992, among B E Acquisition Corporation, certain affiliates of Donaldson, Lufkin & Jenrette, Inc., certain affiliates of Goldman, Sachs & Co., and Chemical Equity Associates, A
          California Limited Partnership, incorporated by reference to Exhibit
          28.2 to the Registrant's Current Report on Form 8-K, filed with the
          Commission on October 26, 1992 (Commission File No. 1-10211)
 10.7    --Amendment No. 1 dated as of June 5, 1995, to the Registration Rights
          Agreement incorporated by reference to Exhibit 99.02 of the
          Registrant's Annual Report on Form 10-K for the fiscal year ended
          December 31, 1996, filed with the Commission on February 19, 1997
          (Commission File No. 1-10211)
 10.8    --Amendment and Restated Stock Option Plan ("Stock Option Plan") of
          the Registrant, incorporated by reference to Exhibit 4.7 to the
          Registrant's Current Report on Form 8-K, filed with the Commission on
          October 26, 1992 (Commission File No. 1-10211)
 10.9    --Amendment No. 1 to the Stock Option Plan, incorporated by reference to Exhibit 99.04 to the Registrant's Annual Report on Form 10-K for
          the fiscal year ended December 31, 1996, filed with the Commission on
          February 19, 1997 (Commission File No. 1-10211)
 10.10   --Amendment No. 2 to the Stock Option Plan
 10.11   --Stock Option Plan for Nonemployee Directors of the Registrant
 11      --Pro forma earnings per share

 EXHIBIT
  NO.                            DESCRIPTION
 -------                         -----------
 21      --Subsidiaries of the Registrant
  23.1   --Consent of Ernst & Young LLP
 *23.2   --Consent of Cravath, Swaine & Moore (included in Exhibit 5)
 24      --Powers of Attorney (included in signature page)

--------
* To be filed by amendment

  (b) Schedule(s):

    Schedule I--Parent Company Only Condensed Financial Statements

    Schedule II--Valuation and Qualifying Accounts

ITEM 17. UNDERTAKINGS

  The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing of the Offerings, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Wayne, State of Indiana, on August 14, 1997.

                                          Essex International Inc.,
                                           (Registrant)

                                                   /s/ Steven R. Abbott
                                          By: _________________________________
                                                     Steven R. Abbott
                                               President and Chief Executive
                                                          Officer

  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Steven R. Abbott, Robert D. Lindsay and David A. Owen, or any of them, each acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities, in connection with the Registrant's Registration Statement on Form S-1 under the Securities Act of 1933, including to sign the Registration Statement in the name and on behalf of the Registrant or on behalf of the undersigned as a director or officer of the Registrant, and any and all amendments or supplements to the Registration Statement, including any and all stickers and post-effective amendments to the Registration Statement and to sign any and all additional registration statements relating to the same offering of securities as those that are covered by the Registration Statement that are filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and any applicable securities exchange or securities self-regulatory body, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

              SIGNATURE                         TITLE                 DATE

        /s/ Steven R. Abbott           President, Chief            August 14,
-------------------------------------   Executive Officer and         1997
          STEVEN R. ABBOTT              Director (Principal
                                        Executive Officer)

          /s/ David A. Owen            Executive Vice              August 14,
-------------------------------------   President, Chief              1997
            DAVID A. OWEN               Financial Officer and
                                        Treasurer (Principal
                                        Financial and
                                        Accounting Officer)

              SIGNATURE                          TITLE                DATE

  /s/ William Lee Lyons Brown, Jr.      Director                   August 14,
-------------------------------------                                 1997
    WILLIAM LEE LYONS BROWN, JR.

         /s/ Rodney A. Cohen            Director                   August 14,
-------------------------------------                                 1997
           RODNEY A. COHEN

        /s/ Edward O. Gaylord           Director                   August 14,
-------------------------------------                                 1997
          EDWARD O. GAYLORD

      /s/ Stuart S. Janney, III         Director                   August 14,
-------------------------------------                                 1997
        STUART S. JANNEY, III

        /s/ Robert D. Lindsay           Director                   August 14,
-------------------------------------                                 1997
          ROBERT D. LINDSAY

          /s/ Ward W. Woods             Director                   August 14,
-------------------------------------                                 1997
            WARD W. WOODS

                                                                      SCHEDULE I

                            ESSEX INTERNATIONAL INC.

                  PARENT COMPANY ONLY CONDENSED BALANCE SHEETS
                            IN THOUSANDS  OF DOLLARS

                                                   DECEMBER 31,
                                                 ------------------   JUNE 30,
                                                   1995      1996       1997
                                                 --------  --------  -----------
                                                                     (UNAUDITED)
                     ASSETS
Cash and cash equivalents....................... $     38  $  1,530   $     38
Refundable income taxes.........................    3,062     1,211        --
Due from Essex Group, Inc.......................      384     5,153     60,204
Investment in Essex Group, Inc..................  114,678   151,066    193,836
                                                 --------  --------   --------
                                                 $118,162  $158,960   $254,078
                                                 ========  ========   ========
      LIABILITIES AND STOCKHOLDERS' EQUITY
Accrued liabilities............................. $    239  $    244   $  5,455
Redeemable preferred stock......................   48,820       --         --
Common stock subject to put.....................    4,803    12,626        --
Stockholders' equity:
  Common stock..................................      168       228        290
  Additional paid in capital....................   85,779   139,145    199,160
  Carryover of Predecessor basis................  (15,259)  (15,259)   (15,259)
  Retained earnings (deficit)...................   (6,388)   21,976     64,432
                                                 --------  --------   --------
                                                   64,300   146,090    248,623
                                                 --------  --------   --------
                                                 $118,162  $158,960   $254,078
                                                 ========  ========   ========

                   See Note to Condensed Financial Statements

                                                                      SCHEDULE I
                                                                     (CONTINUED)

                            ESSEX INTERNATIONAL INC.

               PARENT COMPANY ONLY CONDENSED STATEMENTS OF INCOME
                            IN THOUSANDS OF DOLLARS

                                                           SIX MONTHS ENDED
                            YEAR ENDED DECEMBER 31,            JUNE 30,
                           ---------------------------  -----------------------
                             1994      1995     1996       1996        1997
                           --------  --------  -------  ----------- -----------
                                                        (UNAUDITED) (UNAUDITED)
Costs and Expenses:
  Interest expense.......  $ 36,165  $ 14,476  $   --     $   --      $   --
  Other expense, net.....      (280)       47       63         87         100
                           --------  --------  -------    -------     -------
Loss before income taxes,
 equity in earnings of
 subsidiary, and
 extraordinary charge....   (35,885)  (14,523)     (63)       (87)       (100)
Income tax benefit.......   (13,200)   (5,300)     --         --          --
                           --------  --------  -------    -------     -------
Loss before equity in
 earnings of subsidiary
 and extraordinary
 charge..................   (22,685)   (9,223)     (63)       (87)       (100)
Equity in earnings of
 Essex Group, Inc. before
 extraordinary charge....    30,171    22,494   37,571     14,073      42,770
                           --------  --------  -------    -------     -------
Income before
 extraordinary charge....     7,486    13,271   37,508     13,986      42,670
Equity in Essex Group,
 Inc. extraordinary
 charge-net of income tax
 benefit.................       --      2,971    1,183        --          --
                           --------  --------  -------    -------     -------
Net income...............  $  7,486  $ 10,300  $36,325    $13,986     $42,670
                           ========  ========  =======    =======     =======

                   See Note to Condensed Financial Statements

                                                                      SCHEDULE I
                                                                     (CONTINUED)

                            ESSEX INTERNATIONAL INC.

             PARENT COMPANY ONLY CONDENSED STATEMENTS OF CASH FLOWS
                            IN THOUSANDS OF DOLLARS

                                                           SIX MONTHS ENDED
                           YEAR ENDED DECEMBER 31,             JUNE 30,
                         -----------------------------  -----------------------
                           1994      1995       1996       1996        1997
                         --------  ---------  --------  ----------- -----------
                                                        (UNAUDITED) (UNAUDITED)
OPERATING ACTIVITIES
  Net income............ $  7,486  $  10,300  $ 36,325   $ 13,986    $ 42,670
  Adjustments to
   reconcile net income
   to cash provided by
   operating activities:
    Equity in earnings
     of Essex Group,
     Inc................  (30,171)   (19,523)  (36,388)   (14,073)    (42,770)
    Non cash interest
     expense............   36,183     14,476       --         --          --
    Provision for
     deferred income
     taxes..............      575      1,511       --         --          --
    Loss on repurchase
     of debt............      187        --        --         --          --
  Changes in operating
   assets and
   liabilities:
    Increase (decrease)
     in accounts payable
     and accrued
     liabilities........    2,262     (3,708)       73          3       6,740
    (Increase) decrease
     in amount due from
     Essex Group, Inc...  (14,616)    32,595    (4,769)    (1,738)     (9,029)
    (Increase) decrease
     in other assets....    2,704     (1,555)    1,851      1,788       1,211
                         --------  ---------  --------   --------    --------
    NET CASH PROVIDED BY
     (USED FOR)
     OPERATING
     ACTIVITIES.........    4,610     34,096    (2,908)       (34)     (1,178)
                         --------  ---------  --------   --------    --------
FINANCING ACTIVITIES
  Preferred stock
   redemption...........      --         --    (59,277)       --          --
  Proceeds from issuance
   of common stock......      --         --     63,677        --       46,022
  IPO proceeds to Essex
   Group, Inc. .........      --         --        --         --      (46,022)
  Common stock
   repurchase...........      --         --        --         --         (500)
  Dividend received from
   Essex Group, Inc.....      --     238,748       --         --          --
  Proceeds from
   exercised stock
   options..............       21        --        --         --          186
  Repurchase of senior
   discount debentures..   (4,745)  (272,850)      --         --          --
                         --------  ---------  --------   --------    --------
    NET CASH PROVIDED BY
     (USED FOR)
     FINANCING
     ACTIVITIES.........   (4,724)   (34,102)    4,400        --         (314)
                         --------  ---------  --------   --------    --------
NET INCREASE (DECREASE)
 IN CASH AND CASH
 EQUIVALENTS............     (114)        (6)    1,492        (34)     (1,492)
  Cash and cash
   equivalents at
   beginning of period..      158         44        38         38       1,530
                         --------  ---------  --------   --------    --------
  Cash and cash
   equivalents at end of
   period............... $     44  $      38  $  1,530   $      4    $     38
                         ========  =========  ========   ========    ========

                   See Note to Condensed Financial Statements

                                                                     SCHEDULE I
                                                                    (CONTINUED)

                           ESSEX INTERNATIONAL INC.
              PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS
                    NOTE TO CONDENSED FINANCIAL STATEMENTS

          (UNAUDITED WITH RESPECT TO INFORMATION AS OF JUNE 30, 1997
             AND FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND 1997)

  Detailed notes to consolidated financial statements of Essex International Inc. (formerly known as BCP/Essex Holdings Inc.) ("Essex International") are included beginning on page F-6.

  Essex International is beneficially owned by Bessemer Holdings, L.P., members of management, her current and former employees of Essex Group, Inc. ("Essex") and certain other investors. Essex International is the holding company for Essex. The principal asset of Essex International is all of the outstanding common stock of Essex. The investment in Essex is accounted for using the equity method for this presentation. All of such stock is pledged to the lenders of Essex under bank financing agreements. Generally, Essex International has no source of income other than the earnings, if any, of Essex.

  Essex International and Essex file a consolidated U.S. federal income tax return. Under a tax sharing agreement, Essex' aggregate income tax liability is calculated as if it were to file a separate return with its subsidiaries.

                                                                    SCHEDULE II

                           ESSEX INTERNATIONAL INC.

                       VALUATION AND QUALIFYING ACCOUNTS
                            IN THOUSANDS OF DOLLARS

                                                                     SIX MONTHS
                                          YEAR ENDED DECEMBER 31,       ENDED
                                          -------------------------   JUNE 30,
                                           1994     1995     1996       1997
                                          -------  -------  -------  -----------
                                                                     (UNAUDITED)
Allowance for doubtful accounts:
  Balance at beginning of year........... $ 2,811  $ 3,537  $ 3,930    $5,239
  Provision..............................   1,332      676    1,782       846
  Write-offs.............................    (900)    (476)    (738)     (518)
  Recoveries.............................     294      193      265       305
                                          -------  -------  -------    ------
  Balance at end of year................. $ 3,537  $ 3,930  $ 5,239    $5,872
                                          =======  =======  =======    ======

                                 EXHIBIT INDEX

 EXHIBIT
   NO.
 -------
 *1.1    --U.S. Underwriting Agreement
 *1.2    --International Underwriting Agreement
 *1.3    --Agreement between U.S. and International Underwriting Syndicates
  2.1    --Agreement and Plan of Merger, dated as of July 24, 1992, between B E
          Acquisition Corporation and the Registrant (then known as MS/Essex
          Holdings, Inc.), incorporated by reference to Exhibit 2.1 to the
          Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission (the "Commission") on August 10, 1992
          (Commission File No. 1-10211)
  2.2    --Amendment dated as of October 1, 1992, to the Agreement and Plan of
          Merger between
          B E Acquisition Corporation and the Registrant, incorporated by reference to Exhibit 2.2 to the Registrant's Current Report on Form
          8-K, filed with the Commission on October 26, 1992 (Commission File
          No. 1-10211)
  2.3    --Stock Purchase Agreement, dated January 15, 1988 between the
          Registrant (then known as MS/Essex Holdings Inc.) and United
          Technologies Corporation, incorporated by reference to Exhibit 2.02 to Essex Group, Inc.'s Registration Statement on Form S-1, filed with the Commission on March 24, 1988 (Commission File No. 33-20825)
  3.1    --Second Amended and Restated Certificate of Incorporation of the
          Registrant
  3.2    --By-laws of the Registrant
  4.1    --Stock and Warrant Subscription Agreement dated as of October 9, 1992
          (the "Stock and Warrant Subscription Agreement"), among B E
          Acquisition Corporation, certain affiliates of Donaldson, Lufkin &
          Jenrette, Inc., certain affiliates of Goldman, Sachs & Co. and
          Chemical Equity Associates, A California Limited Partnership,
          incorporated by reference to Exhibit 4.3 to the Registrant's Current
          Report on Form 8-K, filed with the Commission on October 26, 1992
          (Commission File No. 1-10211)
  4.2    --Amendment No. 1 dated as of April 1, 1993, to the Stock and Warrant
          Subscription Agreement
  4.3    --Amendment No. 2 dated as of June 5, 1995, to the Stock and Warrant
          Subscription Agreement, incorporated by reference to Exhibit 4.04 of the Registrant's Annual Report on Form 10-K for the fiscal year ended
          December 31, 1996, filed with the Commission on February 19, 1997
          (Commission File No. 1-10211)
  4.4    --Warrant Agreement dated as of October 9, 1992, among B E Acquisition
          Corporation, certain affiliates of Donaldson, Lufkin & Jenrette, Inc.
          and certain affiliates of Goldman, Sachs & Co., incorporated by reference to Exhibit 4.5 to the Registrant's Current Report on Form
          8-K, filed with the Commission on October 26, 1992 (Commission File
          No. 1-10211)
  4.5    --Indenture dated as of May 7, 1993, among Essex Group, Inc. and NBD
          Bank, National Association, as trustee under which the 10% Senior
          Notes Due 2003 are outstanding, incorporated by reference to Exhibit
          4.1 to the Essex Registration Statement on Pre-Effective Amendment
          No. 1 to Form S-2 (Commission File No. 33-59488)
  4.6    --Amended and Restated Credit Agreement, dated as of October 31, 1996, among the Registrant, Essex Group, Inc., the lenders named therein and The Chase Manhattan Bank, as administrative agent, incorporated by reference to Exhibit 4.5 to Amendment No. 2 of the Registrant's
          Registration Statement on Form S-1, filed with the Commission on
          April 10, 1997 (Commission File No. 333-22043)

 EXHIBIT
   NO.
 -------
  4.7    --Credit Agreement dated as of October 31, 1996, among the Registrant,
          Essex Group, Inc., the lenders named therein and The Chase Manhattan
          Bank, as administrative agent, incorporated by reference to Exhibit
          10.1 to the Registrant's Quarterly Report on Form 10-Q, filed with the Commission on November 13, 1996 (Commission File No. 1-10211)
  4.8    --Agreement and Lease dated as of April 12, 1995, between Mellon
          Financial Services Corporation #3 and Essex Group, Inc., incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on
          Form 10-Q, filed with the Commission on May 12, 1995 (Commission File
          No. 1-10211)
 *5      --Opinion of Cravath, Swaine & Moore
  9.1    --Management Stockholders and Registration Rights Agreement dated as of October 9, 1992 (the "Management Stockholders Agreement"), among B
          E Acquisition Corporation, Bessemer Capital Partners, L.P. and
          certain employees of the Registrant's subsidiaries, incorporated by reference to Exhibit 28.3 to the registrant's Current Report on Form
          8-K, filed with the Commission on October 26, 1992 (Commission File
          No. 1-10211)
  9.2    --Form of Irrevocable Proxy dated as of October 9, 1992, granted to
          Bessemer Capital Partners, L.P. by certain employees of the
          Registrant's subsidiaries, incorporated by reference to Exhibit 28.4 to the Registrant's Current Report on Form 8-K, filed with the
          Commission on October 26, 1992 (Commission File No. 1-10211)
  9.3    --Form of Irrevocable Proxy dated December 1996, granted to Bessemer
          Holdings, L.P. by certain employees of the Registrant's subsidiaries, incorporated by reference to Exhibit 9.06 to the Registrant's Annual
          Report on Form 10-K for the fiscal year ended December 31, 1996, filed with the Commission on February 19, 1997 (Commission File
          No. 1-10211)
  9.4    --Amendment No. 1 dated as of July 3, 1996, to the Management
          Stockholders Agreement, incorporated by reference to Exhibit 9.04 to the Registrant's Annual Report on Form 10-K for the fiscal year ended
          December 31, 1996, filed with the Commission on February 19, 1997
          (Commission File No. 1-10211)
  9.5    --Amendment No. 2 dated as of December 11, 1996, to the Management
          Stockholders Agreement, incorporated by reference to Exhibit 9.05 to the Registrant's Annual Report on Form 10-K for the fiscal year ended
          December 31, 1996, filed with the Commission on February 19, 1997
          (Commission File No. 1-10211)
  9.6    --Termination, Amendment and Approval Agreement, incorporated by reference to Exhibit 9.6 to Amendment No. 2 of the Registrant's
          Registration Statement on Form S-1, filed with the Commission on
          April 10, 1997 (Commission File No. 333-22043)
 10.1    --Engagement Letter dated July 22, 1992 between Bessemer Capital
          Partners, L.P. and Donaldson, Lufkin & Jenrette Securities
          Corporation, incorporated by reference to Exhibit 10.10 to the Essex
          Annual Report on Form 10-K for the fiscal year ended December 31,
          1992 (Commission File No. 1-7418)
 10.2    --Amendment dated October 9, 1992 among Bessemer Capital Partners,
          L.P., B E Acquisition Corporation, Donaldson, Lufkin & Jenrette
          Securities Corporation and Goldman, Sachs & Co., to Engagement Letter
          dated July 22, 1992 among Bessemer Capital Partners, L.P. and
          Donaldson, Lufkin & Jenrette Securities Corporation, incorporated by reference to Exhibit 10.11 to the Essex Annual Report on Form 10-K
          for the fiscal year ended December 31, 1992 (Commission file No. 1-
          74181)
 10.3    --Advisory Services Agreement dated as of December 15, 1992, among
          Bessemer Capital Partners, L.P., the Registrant and Essex Group, Inc.
          incorporated by reference to Exhibit 10.15 to the registrant's Annual
          Report on Form 10-K for the fiscal year ended December 31, 1992
          (Commission File No. 1-10211)

 EXHIBIT
   NO.
 -------
  10.4   --Registration Rights Agreement among Bessemer Holdings, L.P., certain affiliates thereof and the Registrant
  10.5   --Form of Termination Benefits Agreement, incorporated by reference to
          Exhibit 10.5 to Amendment No. 2 of the Registrant's Registration
          Statement on Form S-1, filed with the Commission on April 10, 1997
          (Commission File No. 333-22043)
  10.6   --Registration Rights Agreement ("Registration Rights Agreement")
          dated as of October 9, 1992, among B E Acquisition Corporation, certain affiliates of Donaldson, Lufkin & Jenrette, Inc., certain affiliates of Goldman, Sachs & Co., and Chemical Equity Associates, A
          California Limited Partnership, incorporated by reference to Exhibit
          28.2 to the Registrant's Current Report on Form 8-K, filed with the
          Commission on October 26, 1992 (Commission File No. 1-10211)
  10.7   --Amendment No. 1 dated as of June 5, 1995, to the Registration Rights
          Agreement incorporated by reference to Exhibit 99.02 of the
          Registrant's Annual Report on Form 10-K for the fiscal year ended
          December 31, 1996, filed with the Commission on February 19, 1997
          (Commission File No. 1-10211)
  10.8   --Amended and Restated Stock Option Plan ("Stock Option Plan") of the
          Registrant, incorporated by reference to Exhibit 4.7 to the
          Registrant's Current Report on Form 8-K, filed with the Commission on
          October 26, 1992 (Commission File No. 1-10211)
  10.9   --Amendment No. 1 to the Stock Option Plan, incorporated by reference to Exhibit 99.04 to the Registrant's Annual Report on Form 10-K for
          the fiscal year ended December 31, 1996, filed with the Commission on
          February 19, 1997 (Commission File No. 1-10211)
  10.10  --Amendment No. 2 to the Stock Option Plan
  10.11  --Stock Option Plan for Nonemployee Directors of the Registrant
  11     --Pro forma earnings per share
  21     --Subsidiaries of the Registrant
  23.1   --Consent of Ernst & Young LLP
 *23.2   --Consent of Cravath, Swaine & Moore (included in Exhibit 5)
  24     --Powers of Attorney (included in signature page)

--------
*To be filed by amendment.